
11005976

The Ryland Group

2010 Annual Report

Mission Statement

Ryland's mission is to be a leading high-volume production builder of new homes and neighborhoods of the highest quality with an emphasis on value for today's homebuyer. This includes operating in a geographically diverse selection of top metropolitan markets across the United States while increasing shareholder value through the careful management of risks and return on investment. Ryland will conduct its activities with a sense of responsibility, integrity and ethics toward customers, employees, shareholders and the communities where we work.

Financial Summary

In thousands, except unit and per share data	**2010**	2009	2008
Homes sold	**3,700**	5,302	6,042
Homes closed	**4,245**	5,129	7,352
Homes backlog	**1,187**	1,732	1,559
Revenues	**$ 1,063,892**	$ 1,283,613	$ 1,976,124
Net loss	**$ (85,139)**	$ (162,474)	$ (396,585)
Diluted loss per share	**$ (1.93)**	$ (3.74)	$ (9.33)
Stockholders' equity	**$ 499,856**	$ 581,862	$ 725,362
Stockholders' equity per share	**$ 11.31**	$ 13.27	$ 16.97

Homebuilding Divisions


MINNEAPOLIS
CHICAGO
INDIANAPOLIS
BALTIMORE
WASHINGTON, D.C.
LAS VEGAS
DENVER
CHARLOTTE
SOUTHERN CALIFORNIA
PHOENIX
ATLANTA
CHARLESTON
DALLAS
JACKSONVILLE
AUSTIN
HOUSTON
ORLANDO
SAN ANTONIO
TAMPA

Dear Ryland Shareholders,

2010 proved to be another difficult year for the homebuilding industry. The combination of high unemployment, low consumer confidence and persistent foreclosure activity created a challenging environment for selling new homes. These factors had a negative impact on our operations, with our home closings declining to levels not seen since the early 1980s. As a result, we recorded a net loss per diluted share of $1.93 for 2010.



Larry T. Nicholson
President and Chief Executive Officer

Homebuilding is a cyclical industry, which means that Ryland must strike a balance between the challenges of today's market and the opportunities that lie ahead of us. In 2010, we did just that, so while we are disappointed that we were unable to achieve profitability, we are encouraged by the positive steps we took to better position the Company for the future.

Invested in the Future

Commencing at the end of 2009 and continuing into 2010, Ryland increased our supply of land with acquisitions that met or exceeded our hurdle rates from both a return and profitability standpoint. We acquired land in each of our active markets across the country, typically securing finished lots with option agreements. This acquisition strategy limits the Company's risk exposure while increasing our return on capital. As a result of our increased activity in the land market, we entered 2011 with 14 percent more active communities than we had at the start of 2010.

Maintained Our Strong Financial Position

Ryland was able to take advantage of these land acquisition opportunities thanks to our experienced field team and one of the strongest balance sheets in the homebuilding industry. Throughout the housing downturn, we have worked diligently to preserve liquidity, extend our debt maturities and keep our cost of capital low. We continued this trend in 2010 by successfully completing a $256 million redemption and tender offer of our earlier maturing debt issues, including all of the senior notes due 2012, and replaced them with a new issuance of $300 million of 6.6 percent senior notes due 2020. We also bought back an additional $27 million in debt over the course of the year. These transactions allowed Ryland to end the year with a weighted-average cost of debt below 7 percent, cash, cash equivalents and marketable securities that totaled $739 million and a net debt-to-capital ratio of 22 percent. This financial strength gives Ryland a distinct advantage in the capital intensive business of homebuilding.

Redesigned Our Homes

At Ryland, we recognize that homebuyer preferences are constantly changing. This has never been more evident than over the last few years, as consumers have increasingly opted for more affordable, value-oriented homes. This is true from both an initial home price standpoint, as well as from an ongoing cost perspective. In 2010, Ryland kept home prices low by adding more affordable floor plans to our existing product offerings. We rolled out our HouseWorks™ initiative in all of our divisions, which places an emphasis on building energy-efficient homes to save homeowners money over the long term. We also responded to the changes in homebuyer attitudes to ensure that our new home designs are fresh and reflect the tastes of the local buyer. We feel these efforts have made the decision to buy a Ryland home more compelling than ever.

While 2010 did not turn out as we had hoped, we are encouraged that Ryland emerged from another tough year poised to take advantage of the eventual improvement in the housing market. We are excited to enter 2011 with more communities than we had in 2010, a strong balance sheet and a fresh look for our new home offerings. Although there are many headwinds still confronting the homebuilding industry, Ryland is well prepared both strategically and financially to weather them. I want to thank our employees for their dedication, our directors for their guidance and our shareholders for their support throughout 2010.



Larry T. Nicholson
President and Chief Executive Officer
The Ryland Group, Inc.

Board of Directors

William L. Jews
Chairman of the Board
Former President and Chief Executive Officer, CareFirst BlueCross BlueShield, Inc.
Compensation committee, nominating and governance committee

Larry T. Nicholson
President and Chief Executive Officer, The Ryland Group, Inc.

Leslie M. Frécon
Chairman and Chief Executive Officer, LFE Capital, LLC
Audit committee, finance committee

Roland A. Hernandez
Former Chairman and Chief Executive Officer, Telemundo Group, Inc.
Audit committee, finance committee

Ned Mansour
Former President, Mattel, Inc.
Compensation committee, nominating and governance committee

Robert E. Mellor
Former Chairman, President and Chief Executive Officer, Building Materials Holding Corporation
Compensation committee, finance committee

Norman J. Metcalfe
Private investor and former Vice Chairman and Chief Financial Officer, The Irvine Company
Audit committee, finance committee

Charlotte St. Martin
Executive Director, The Broadway League
Former Executive Vice President, Loews Hotels
Compensation committee, nominating and governance committee

Robert G. van Schoonenberg
Chairman and Chief Executive Officer, Baypoint Capital Partners, LLC
Former Executive Vice President, Avery Dennison Corporation
Audit committee, nominating and governance committee

Officers

The Ryland Group

Larry T. Nicholson
President and Chief Executive Officer

Gordon A. Milne
Executive Vice President and Chief Financial Officer

Robert J. Cunnion, III
Senior Vice President, Human Resources

David L. Fristoe
Senior Vice President, Controller and Chief Accounting Officer

Timothy J. Geckle
Senior Vice President, General Counsel and Secretary

Drew P. Mackintosh
Vice President, Investor Relations and Communications

Craig A. McSpadden
Vice President, Chief Information Officer

René L. Mentch
Vice President, Tax

Thomas M. Pearson
Vice President, Internal Audit

Ryland Homebuilding

Peter G. Skelly
President

Kevin W. Johnson
Vice President, Financial Operations

Diane L. Morrison
Vice President, Sales and Marketing

Joseph E. Sabella
Vice President, Operations

Caryn B. Simons
Vice President, Human Resources

Marc I. Spencer
Vice President, Real Estate Counsel

David M. Baselice
President, Jacksonville / Orlando Division

John P. Carroll
President, Chicago Division

Michael W. DeVoe
President, Twin Cities Division

Richard P. Douglass
President, Southern California Division

Joseph M. Fontana
President, Tampa Division

Stephen L. Fritz
President, Washington Division

Charles J. Fuhr
President, Atlanta Division

Alan J. Goldsticker
President, Indianapolis Division

Thomas W. Jacobs
President, Houston Division

Donald T. McDonough
President, Charleston Division

John W. Meade
President, Baltimore Division

Daniel J. Nickless
President, Denver Division

Michael T. Richardson
President, Austin / San Antonio Division

Dana T. Rogers
President, Las Vegas Division

Peter G. Skelly
President, Phoenix Division

Jerry L. Smith
President, Dallas Division

James E. Thrower
President, Charlotte Division

Ryland Mortgage Company

David A. Brown
President

Sandra J. McDowell
President, Ryland Insurance Services and Senior Vice President, National Production

Martyn G. Watson
Vice President, Controller

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")

For the fiscal year ended December 31, 2010

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Exchange Act


Received SEC
MAR 17 2011
Washington, DC 20549

For the transition period from ______ to ______
Commission File Number 001-08029

THE RYLAND GROUP, INC.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	52-0849948 (I.R.S. employer identification no.)

24025 Park Sorrento, Suite 400, Calabasas, California 91302
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (818) 223-7500

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $1.00 per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

The aggregate market value of the common stock of The Ryland Group, Inc., held by nonaffiliates of the registrant (43,459,483 shares) at June 30, 2010, was $687,529,021. The number of shares of common stock of The Ryland Group, Inc., outstanding on February 15, 2011, was 44,205,340.

DOCUMENT INCORPORATED BY REFERENCE

Name of Document	Location in Report
Proxy Statement for the 2011 Annual Meeting of Stockholders	Part III

THE RYLAND GROUP, INC.
FORM 10-K
INDEX

ITEM NO.

PART I

PART II

PART III

PART IV

PART I
Item 1. Business

With headquarters in Southern California, The Ryland Group, Inc., a Maryland corporation (the "Company"), is one of the nation's largest homebuilders and a mortgage-finance company. The Company is traded on the New York Stock Exchange ("NYSE") under the symbol "RYL." Founded in 1967, the Company has built more than 290,000 homes. In addition, Ryland Mortgage Company and its subsidiaries and RMC Mortgage Corporation (collectively referred to as "RMC") have provided mortgage financing and related services for more than 245,000 homebuyers.

The Company consists of six operating business segments: four geographically-determined homebuilding regions; financial services; and corporate. All of the Company's business is conducted and located in the United States. The Company's operations span all significant aspects of the homebuying process—from design, construction and sale to mortgage origination, title insurance, escrow and insurance services. The homebuilding operations are, by far, the most substantial part of its business, comprising approximately 97 percent of consolidated revenues in 2010. The homebuilding segments generate nearly all of their revenues from sales of completed homes, with a lesser amount from sales of land and lots. In addition to building single-family detached homes, the homebuilding segments also build attached homes, such as townhomes, condominiums and some mid-rise buildings, that share common walls and roofs. The Company builds homes for entry-level buyers, as well as for first- and second-time move-up buyers. Its prices generally range from $100,000 to more than $450,000, with the average price of a home closed during 2010 being $242,000. The financial services segment provides mortgage-related products and services, as well as title, escrow and insurance services, to its homebuyers.

The Company has traditionally concentrated on expanding its operations by investing its available capital in both existing and new markets. The Company focuses on achieving high returns on invested capital and establishing profitable operations in each of its markets. New and existing communities are evaluated based on return, profitability and cash flow benchmarks, and both senior and local management are incentivized based on the achievement of such returns. Management monitors the land acquisition process, sales revenues, margins and returns achieved in each of the Company's markets as part of its capital allocation process. (See discussion in Part I, Item 1A, "Risk Factors.")

The Company, which is diversified throughout the United States, believes diversification not only reduces its exposure to economic and market fluctuations, but also enhances its growth potential. Capital is strategically allocated to avoid concentration in any given geographic area and to reduce the risk associated with excessive dependence on local market anomalies. Subject to macroeconomic and local market conditions, the Company generally tries to either manage its exposure or expand its presence in its existing markets in an effort to be among the largest builders in each of those markets. In managing its exposure, the Company may decide to exit a market or reduce its inventory position because of current factors or conditions, or it may determine that a market is no longer viable for the achievement of its strategic goals. It may seek diversification or expansion by selectively entering new markets, primarily through establishing start-up or satellite operations in markets near its existing divisions.

The Company's national scale has provided opportunities for the negotiation of volume discounts and rebates from material suppliers. Additionally, it has access to a lower cost of capital due to the strength and transparency of its balance sheet, as well as to its relationships within the banking industry and capital markets. While the Company's operating margins have suffered significantly in the current economic climate, it believes that economies of scale and diversification have contributed to improvements in its operating margins during periods of growth and mitigated its overall risk during most periods of declining housing demand.

Committed to product innovation, the Company conducts ongoing research into consumer preferences and trends. It is constantly adapting and improving its floor plans, design features, customized options and mortgage programs. It strives to offer value, selection, location and quality to all homebuyers.

The Company is dedicated to building quality homes and customer relationships. With customer satisfaction as a major priority, it continues to make innovative enhancements designed to attract homebuyers. The Company continues to develop its ability to collect customer feedback, which includes online systems for tracking requests, processing issues and improving customer interaction. In addition, it uses a third party to analyze customer feedback in order to better serve its homebuyers' needs.

The Company enters into land development joint ventures, from time to time, as a means to building lot positions, reducing its risk profile and enhancing its return on capital. It periodically partners with developers, other homebuilders or financial investors to develop finished lots for sale to the joint ventures' members or other third parties.

By aligning its operations with the Company's homebuilding segments, the financial services segment leverages this relationship to offer its lending services to homebuyers. Providing mortgage financing and other services to its customers allows the Company to better monitor its backlog and closing process. The majority of loans originated are sold within one business day of the date they close. The third-party purchaser then services and manages the loans.

Recent Trends

Housing markets in the United States have experienced a prolonged downturn since 2006 due to weak consumer demand for housing and an oversupply of homes available-for-sale. A challenging economic and employment environment, mortgage losses and related uncertainty within financial and credit markets have exacerbated these conditions and led the Company to downsize its operations in response. During the period from mid-2006 through 2010, the Company decreased its overhead, exited or reduced its investments in certain markets, restructured its debt, focused on improving its operating efficiencies, and redesigned its products to be more affordable and less costly to build, all in an effort to better align its operations with current home sales trends.

As a result of improving affordability statistics, demographics and household creation trends, and based upon its experience during prior cycles in the homebuilding industry, the Company believes that attractive land acquisition opportunities exist and may arise for those builders that have the financial strength to take advantage of them. In the second half of 2010, the Company began to judiciously increase community counts to prepare for a slow recovery and to attain volume levels commensurate with profitability. With its strong balance sheet, liquidity, broad geographic presence and experienced personnel, the Company believes that it is well positioned to make selective investments in markets with perceived growth prospects. However, the Company believes that housing markets will likely remain weak in 2011 and that its business, as well as the homebuilding industry, will continue to experience sales and pricing pressures before a recovery takes hold.

Homebuilding

General

The Company's homes are built on-site and marketed in four major geographic regions, or segments. The Company operated in the following metropolitan areas at December 31, 2010:

Region/Segment	Major Markets Served
North	*Baltimore, Chicago, Indianapolis, Minneapolis, Northern Virginia and Washington, D.C.*
Southeast	*Atlanta, Charleston, Charlotte, Jacksonville, Orlando and Tampa*
Texas	*Austin, Dallas, Houston and San Antonio*
West	*California's Coachella Valley, California's Inland Empire, Denver, Las Vegas and Phoenix*

The Company has decentralized operations to provide more flexibility to its local division presidents and management teams. Each of its homebuilding divisions across the country generally consists of a division president; a controller; management personnel focused on land entitlement, acquisition and development, sales, construction, customer service and purchasing; and accounting and administrative personnel. The Company's operations in each of its homebuilding markets may differ due to a number of market-specific factors. These factors include regional economic conditions and job growth; land availability and local land development; consumer preferences; competition from other homebuilders; and home resale activity. The

Company not only considers each of these factors upon entering into new markets, but also in determining the extent of its operations and the allocation of its capital in existing markets. The Company's local management teams are familiar with these factors, and their market experience and expertise are critical in making decisions regarding local operations.

The Company markets attached and detached single-family homes, which are generally targeted to entry-level and first- and second-time move-up buyers. Its diverse product line is tailored to the local styles and preferences found in each of its geographic markets. The product line offered in a particular community is determined in conjunction with the land acquisition process and is dependent upon a number of factors, including consumer preferences, competitive product offerings and development costs. Architectural services are generally outsourced to increase creativity and to ensure that the Company's home designs are consistent with local market trends.

In most of the Company's single-family detached home communities, it offers at least four different floor plans, each with several substantially unique architectural styles. In addition, the exterior of each home may be varied further by the use of stone, stucco, brick or siding. The Company's traditional attached home communities generally offer several different floor plans with two, three or four bedrooms.

The Company offers some of the same basic home designs in similar communities. However, the Company is continuously developing new designs to replace or augment existing ones to ensure that its homes reflect current consumer preferences. The Company relies on its own architectural staff and also engages unaffiliated architectural firms to develop new designs. During the past year, the Company introduced 133 new models.

Homebuyers are able to customize certain features of their homes by selecting from numerous options and upgrades displayed in the Company's model homes and design centers. These design centers, which are conveniently located in most of the Company's markets, also represent increasing sources of additional revenue and profit for the Company. In all of the Company's communities, a wide selection of options are available to homebuyers for additional charges. The number and complexity of options typically increase with the size and base selling price of the home. Custom options contributed 15.7 percent of homebuilding revenues in 2010 and resulted in significantly higher margins in comparison to base homes.

Land Acquisition and Development

The Company's long-term objective is to control a portfolio of building lots that is sufficient to meet its anticipated homebuilding requirements for a period of approximately three to four years. The Company acquires land only after completing due diligence and feasibility studies. The land acquisition process is controlled by a corporate land approval committee to help ensure that transactions meet the Company's standards for financial performance and risk. In the ordinary course of its homebuilding business, the Company utilizes both direct acquisition and lot option purchase contracts to control building lots for use in the sale and construction of homes. The Company's direct land acquisition activities include the purchase of finished lots from developers and the purchase of undeveloped entitled land from third parties. The Company generally does not purchase unentitled or unzoned land.

Although control of lot inventory through the use of option contracts minimizes the Company's investment, such a strategy is not viable in certain markets due to the absence of third-party land developers. In other markets, competitive conditions may prevent the Company from controlling quality lots solely through the use of option contracts. In such situations, the Company may acquire undeveloped entitled land and/or finished lots on a bulk basis. The Company utilizes the selective development of land to gain access to prime locations, increase margins and position itself as a leader in the area through its influence over a community's character, layout and amenities. After determining the size, style, price range, density, layout and overall design of a community, the Company obtains governmental and other approvals necessary to begin the development process. Land is then graded; roads, utilities, amenities and other infrastructures are installed; and individual homesites are created.

Materials Costs

Substantially all materials used in construction are available from a number of sources, but they may fluctuate in price due to various factors. To increase purchasing efficiencies, the Company not only standardizes certain building materials and products, but also acquires such products through national supply contracts. The Company has, on occasion, experienced shortages of certain materials. If shortages were to occur in the future, such shortages could result in longer construction times and higher costs than those experienced in the past.

Construction

Substantially all on-site construction is performed for a fixed price by independent subcontractors selected on a competitive-bid basis. The Company generally requires a minimum of three competitive bids for each phase of construction. Construction activities are supervised by the Company's production team, which schedules and coordinates subcontractor work; monitors quality; and ensures compliance with local zoning and building codes. The Company requires substantially all of its subcontractors to have workers' compensation and general liability insurance, including construction defect coverage. Construction time for homes depends on weather, availability of labor or subcontractors, materials, home size, geological conditions and other factors. The duration of the home construction process is generally between three and six months. The Company has an integrated financial and homebuilding management system that assists in scheduling production and controlling costs. Through this system, the Company monitors construction status and job costs incurred for each home during each phase of construction. The system provides for detailed budgeting and allows the Company to track and control actual costs, versus construction bids, for each community and subcontractor. The Company has, on occasion, experienced shortages of skilled labor in certain markets. If shortages were to occur in the future, such shortages could result in longer construction times and higher costs than those experienced in the past.

The Company, its subcontractors and its suppliers maintain insurance, subject to deductibles and self-insured amounts, to protect against various risks associated with homebuilding activities, including, among others, general liability, "all-risk" property, workers' compensation, automobile and employee fidelity. The Company accrues for expected costs associated with the deductibles and self-insured amounts, when appropriate.

Marketing

The Company generally markets its homes to entry-level and first- and second-time move-up buyers through targeted product offerings in each of the communities in which it operates. The Company's marketing strategy is determined during the land acquisition and feasibility stages of a community's development. Employees and independent real estate brokers sell the Company's homes, generally by showing furnished models. A new order is reported when a customer's sales contract has been signed by the homebuyer, approved by the Company and secured by a deposit, subject to cancellation. The Company normally starts construction of a home when a customer has selected a lot, chosen a floor plan and received preliminary mortgage approval. However, construction may begin prior to this in order to satisfy market demand for completed homes and to facilitate construction scheduling and/or cost savings. Homebuilding revenues are recognized when home sales are closed, title and possession are transferred to the buyer, and there is no significant continuing involvement from the homebuilder.

The Company advertises directly to potential homebuyers through the Internet and in newspapers and trade publications, as well as with marketing brochures and newsletters. It also uses billboards; radio and television advertising; and its Web site to market the location, price range and availability of its homes. The Company also attempts to operate in conspicuously located communities that permit it to take advantage of local traffic patterns. Model homes play a significant role in the Company's marketing efforts by not only creating an attractive atmosphere, but also by displaying options and upgrades.

The Company's sales contracts typically require an earnest money deposit. The amount of earnest money required varies between markets and communities. Buyers are generally required to pay additional deposits when they select options or upgrades for their homes. Most of the Company's sales contracts stipulate that when homebuyers cancel their contracts with the Company, it has the right to retain their earnest money and option deposits; however, its operating divisions may refund a portion of such deposits. The Company's sales contracts may also include contingencies that permit homebuyers to cancel and receive a refund of their deposits if they cannot obtain mortgage financing at prevailing or specified interest rates within a specified time period, or if they cannot sell an existing home. The length of time between the signing of a sales contract for a home and delivery of the home to the buyer may vary, depending on customer preferences, permit approval and construction cycles.

Customer Service and Warranties

The Company's operating divisions are responsible for conducting pre-closing quality control inspections and responding to homebuyers' post-closing needs. The Company believes that prompt and courteous acknowledgment of its homebuyers' needs during and after construction reduces post-closing repair costs; enhances its reputation for quality and service; and ultimately leads to repeat and referral business.

The Company provides each homeowner with product warranties covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years from the time of closing. The Company believes its warranty program meets or exceeds terms customarily offered in the homebuilding industry. The subcontractors who perform most of the actual construction also provide warranties on workmanship.

Seasonality

The Company experiences seasonal variations in its quarterly operating results and capital requirements. Historically, new order activity is higher during the spring and summer months. As a result, the Company typically has more homes under construction, closes more homes, and has greater revenues and operating income in the third and fourth quarters of its fiscal year. Given recent market conditions, historical results are not necessarily indicative of current or future homebuilding activities.

Financial Services

The Company's financial services segment provides mortgage-related products and services, as well as title, escrow and insurance services, to its homebuyers. The Company's financial services segment includes RMC, RH Insurance Company, Inc. ("RHIC"), LPS Holdings Corporation and its subsidiaries ("LPS") and Columbia National Risk Retention Group, Inc. ("CNRRG"). By aligning its operations with the Company's homebuilding segments, the financial services segment leverages this relationship to offer its lending services to homebuyers. Providing mortgage financing and other services to its customers allows the Company to better monitor its backlog and closing process. The majority of loans originated are sold within one business day of the date they close. The third-party purchaser then services and manages the loans.

Loan Origination

In 2010, RMC's mortgage origination operations consisted primarily of the Company's homebuilder loans, which were originated in connection with sales of the Company's homes. During the year, mortgage operations originated 3,183 loans totaling $696.8 million, of which 99.9 percent were used for purchasing homes built by the Company and the remaining amount were used for either purchasing homes built by others, purchasing existing homes or refinancing existing mortgage loans.

RMC arranges various types of mortgage financing, including conventional, Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgages, with various fixed- and adjustable-rate features. RMC is approved to originate loans that conform to the guidelines established by the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal National Mortgage Association ("Fannie Mae"). The Company sells the loans it originates, along with the related servicing rights, to others.

Title and Escrow Services

Cornerstone Title Company, doing business as Ryland Title Company, is a 100 percent-owned subsidiary of RMC that provides escrow and title services and acts as a title insurance agent primarily for the Company's homebuyers. At December 31, 2010, it provided title services in Arizona, Colorado, Florida, Illinois, Indiana, Maryland, Minnesota, Nevada, Texas and Virginia.

Insurance Services

Ryland Insurance Services ("RIS"), a 100 percent-owned subsidiary of RMC, provides insurance services to the Company's homebuyers. At December 31, 2010, RIS was licensed to operate in all of the states in which the Company's homebuilding segments operate. During 2010, it provided insurance services to 46.8 percent of the Company's homebuyers, compared to 47.5 percent during 2009.

RHIC, a 100 percent-owned subsidiary of the Company, provided insurance services to the homebuilding segments' subcontractors in certain markets. Effective June 1, 2008, RHIC ceased providing such services. Registered and licensed under Section 431, Article 19 of the Hawaii Revised Statutes, RHIC is required to meet certain minimum capital and surplus requirements. Additionally, no dividends may be paid without prior approval of the Hawaii Insurance Commissioner.

CNRRG, a 100 percent-owned subsidiary of the Company and some of its affiliates, was established to directly offer insurance, specifically structural warranty coverage, to protect homeowners against liability risks arising in connection with the homebuilding business of the Company and its affiliates.

Corporate

Corporate is a nonoperating business segment whose purpose is to support operations. Its departments are responsible for establishing operational policies and internal control standards; implementing strategic initiatives; and monitoring compliance with policies and controls throughout the Company's operations. Corporate acts as an internal source of capital and provides financial, human resource, information technology, insurance, legal and tax compliance services. In addition, it performs administrative functions associated with a publicly traded entity.

Real Estate and Economic Conditions

The Company is significantly affected by fluctuations in economic activity, interest rates and levels of consumer confidence. The effects of these fluctuations differ among the various geographic markets in which the Company operates. Higher interest rates and the availability of homeowner financing may affect the ability of buyers to qualify for mortgage financing and reduce the demand for new homes. As a result, rising interest rates generally will decrease the Company's home sales and mortgage originations. In addition, continued tight credit standards negatively impacted the Company's ability to attract homebuyers during 2010. The Company's business is also affected by national and local economic conditions such as employment rates, consumer confidence and housing demand. Many of the Company's markets have experienced a significant decline in housing demand and an oversupply of new and existing homes for sale.

Inventory risk can be substantial for homebuilders. The market value of land, lots and housing inventories fluctuates as a result of changing market and economic conditions. The Company must continuously locate and acquire land not only for expansion into new markets, but also for replacement and expansion of land inventory within current markets. The Company employs various measures designed to control inventory risk, including a corporate land approval process and a continuous review by senior management. It cannot, however, assure that these measures will avoid or eliminate this risk. The Company has experienced substantial losses from inventory valuation adjustments and write-offs in recent periods.

Competition

The Company competes in each of its markets with a large number of national, regional and local homebuilding companies. The strong presence of national homebuilders, plus the viability of regional and local homebuilders, impacts the level of competition in many markets. The Company also competes with other housing alternatives, including existing homes and rental properties. Principal competitive factors in the homebuilding industry include price; design; quality; reputation; relationships with developers; accessibility of subcontractors; availability and location of lots; and availability of customer financing. The Company's financial services segment competes with other mortgage bankers to arrange financing for homebuyers. Principal competitive factors include interest rates, fees and other mortgage loan product features available to the consumer.

Employees

At December 31, 2010, the Company had 991 employees. The Company considers its employee relations to be good. No employees are represented by a collective bargaining agreement.

Web Site Access to Reports

The Company files annual, quarterly and special reports; proxy statements; and other information with the U.S. Securities and Exchange Commission ("SEC") under the Exchange Act and the Securities Act of 1933, as amended (the "Securities Act"). The Company files information electronically with the SEC, and its filings are available from the SEC's Web site at *www.sec.gov*. The Company's Web site address is *www.ryland.com*. Information on the Company's Web site is not part of this report. The Company makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, XBRL filings, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available on its Web site as soon as possible after it electronically files such material with or furnishes it to the SEC. To retrieve any of this information, visit *www.ryland.com*, select "Investor Relations" and scroll down the page to "SEC Filings." Through its Web site, the Company shares information about itself with the securities marketplace.

Item 1A. Risk Factors

The homebuilding industry is cyclical in nature and has experienced downturns, which have in the past and may in the future cause the Company to incur losses in financial and operating results.
The Company is affected by the cyclical nature of the homebuilding industry, which is sensitive to many factors, including fluctuations in general and local economic conditions; interest rates; housing demand; employment levels; levels of new and existing homes for sale; demographic trends; availability of homeowner financing; and consumer confidence. In 2010, the markets served by the Company and the U.S. homebuilding industry as a whole continued to experience a prolonged decrease in demand for new homes and an oversupply of new and existing homes available-for-sale. The homebuilding industry has been impacted by a lack of consumer confidence and an industrywide softening of demand for new homes, which has resulted in increased supplies of resale and new home inventories. In addition, an oversupply of alternatives to new homes, such as rental properties and existing homes, has depressed prices and reduced margins for the sale of new homes. These trends resulted in overall fewer home sales; higher inventories of unsold homes; and the use of heightened levels of discounts, incentives, price concessions and other marketing efforts by homebuilders to close home sales in 2010 compared to the past several years. Reflecting these demand and supply trends, the Company experienced a large drop in net orders in 2010 relative to prior years. The Company cannot predict how long these market conditions will persist and what effect they might have on the Company's financial and operating performance.

The homebuilding industry has experienced a significant downturn over the last several years. A continuing decline in demand for new homes coupled with an increase in the inventory of available new homes and alternatives to new homes could adversely affect the Company's sales volume and pricing even more than has occurred to date.
The homebuilding industry has experienced a significant downturn over the last several years. As a result, the Company has experienced a significant decline in demand for newly built homes in almost all of its markets. This decline in demand, together with an oversupply of alternatives to new homes, such as rental properties and used homes (including foreclosed homes), has depressed prices and reduced margins. This combination of lower demand and higher inventories affects both the number of homes the Company can sell and the prices at which it can sell them. In 2008 and 2009, the Company experienced periods of significant decline in its sales results; reductions in margins as a result of higher levels of sales incentives and price concessions; and higher than normal cancellation rates. In 2010, the Company's margins approached closer to normal market levels, but demand continued to be weak and there continued to be a significant inventory for used homes, including foreclosed homes. The Company has no basis for predicting how long supply and demand will remain imbalanced in various homebuilding markets or whether sales volumes or pricing will return to pre-2007 levels.

Demand for new homes is sensitive to economic conditions over which the Company has no control, such as the availability of mortgage financing and the level of employment.
Demand for new homes is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing and interest rate levels. During the last few years, the mortgage lending industry experienced significant instability. As a result of increased default rates, particularly (but not entirely) with regard to subprime and other nonconforming loans, many lenders have reduced their willingness to make residential mortgage loans, and tightened their credit

requirements with regard to them. Fewer loan products, stricter loan qualification standards and higher down payment requirements have made it more difficult for some borrowers to finance the purchase of a home. Although the Company's financial services segment offers mortgage loans to potential buyers of most of the homes it builds, the Company may no longer be able to offer financing terms that are attractive to its potential buyers. Lack of available mortgage financing at acceptable rates reduces demand for the homes the Company builds and, in some instances, causes potential buyers to cancel contracts they have signed.

There has also been a substantial loss of jobs in the United States during the last several years. People who are unemployed or concerned about job loss are unlikely to purchase new homes, and may be forced to sell the homes they own. Therefore, the current employment levels can adversely affect the Company both by reducing demand for the homes it builds and by increasing the supply of homes for sale.

Because almost all of the Company's homebuyers finance the purchase of their homes, the terms and availability of mortgage financing can affect the demand for and the ability to complete the purchase of a home, as well as the Company's future operating and financial results.
The Company's business and earnings depend on the ability of its homebuyers to obtain financing for the purchase of their homes. Many of the Company's homebuyers must sell their existing homes in order to buy a home from the Company. During 2010, 2009 and 2008, the mortgage lending industry as a whole experienced significant instability due to, among other things, defaults on subprime and other loans, resulting in the declining market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers in recent years. This has led to tightened credit requirements and an increase in indemnity claims for mortgages that were originated and sold by the Company. Deterioration in credit quality among subprime and other nonconforming loans has caused most lenders to eliminate subprime mortgages and most other loan products that do not conform to Fannie Mae, Freddie Mac, FHA or VA standards. Fewer loan products and tighter loan qualifications, in turn, make it more difficult for a borrower to finance the purchase of a new home or the purchase of an existing home from a potential move-up buyer who wishes to purchase one of the Company's homes. In general, these developments have resulted in a reduction in demand for the homes sold by the Company and have delayed any general improvement in the housing market. This, in turn, has resulted in a reduction in demand for the mortgage loans that the Company originates through RMC. If the Company's potential homebuyers or the buyers of the homebuyers' existing homes cannot obtain suitable financing, or if increased indemnity claims are made for mortgages that are originated and sold, the result will have an adverse effect on the Company's operating and financial results and performance.

Interest rate increases or changes in federal lending programs or regulation could lower demand for the Company's homes and affect the Company's profitability.
Nearly all of the Company's customers finance the purchase of their homes. Prior to 2006, historically low interest rates and the increased availability of specialized mortgage products, including mortgage products requiring no or low down payments, and interest-only and adjustable-rate mortgages, made homebuying more affordable for a number of customers and more available to customers with lower credit scores.

Rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs, as discussed above, may lead to reduced demand for the Company's homes and mortgage loans. Increased interest rates can also hinder the Company's ability to realize its backlog because its home purchase contracts provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates can decrease the Company's home sales and mortgage originations. Any of these factors could have an adverse impact on the Company's results of operations or financial position.

As a result of the turbulence in the credit markets and mortgage finance industry in 2008 and 2009, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and VA. FHA backing of mortgages has recently been particularly important to the mortgage finance industry and to the Company's business. In 2010, 65.1 percent of the Company's homebuyers who chose to finance with RMC purchased a home using an FHA- or VA-backed loan. In addition, the Federal Reserve has purchased a sizable amount of mortgage-backed securities, in an effort to stabilize mortgage interest rates and to support the market for mortgage-backed securities, a program that ended in early 2010. The availability and affordability of mortgage loans, including the consumer interest rates for such loans, could be adversely affected by a curtailment or ceasing of the federal government's mortgage-related programs or policies. The FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or may revise significantly the Federal government's participation in and support of the residential mortgage market.

Because the availability of Fannie Mae, Freddie Mac, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of the Company's homes, any limitations, restrictions, or changes in the availability of such government-backed financing could reduce its home sales and adversely affect the Company's results of operations, including the income from RMC.

Mortgage defaults by homebuyers who financed homes using nontraditional financing products are increasing the number of homes available for resale.
During the period of high demand in the homebuilding industry, many homebuyers financed their purchases using nontraditional adjustable-rate or interest-only mortgages or other mortgages, including subprime mortgages that involved, at least during initial years, monthly payments that were significantly lower than those required by conventional fixed-rate mortgages. As a result, new homes became more affordable. However, as monthly payments for these homes increased as a result of either rising adjustable interest rates or principal payments coming due, some of these homebuyers have defaulted on their payments and had their homes foreclosed, which has increased the inventory of homes available for resale. This may continue. Foreclosure sales and other distress sales may result in further declines in market prices for homes. In an environment of declining home prices, many homebuyers may delay purchases of homes in anticipation of lower prices in the future. In addition, as lenders perceive deterioration in credit quality among homebuyers, they have been eliminating some of their available nontraditional and subprime financing products, as well as increasing qualifications needed for mortgages and adjusting terms to address increased credit risk. In general, to the extent mortgage rates increase or lenders make it harder for prospective buyers to finance home purchases, it becomes more difficult or costly for customers to purchase the Company's homes, which has an adverse effect on its sales volume.

The Company may be subject to indemnification claims on mortgages sold to third parties.
The majority of loans originated by the Company are sold within one business day of the date they close. The mortgage industry has experienced substantial increases in delinquencies, foreclosures and foreclosures-in-process. All mortgages generally are sold without recourse, although under certain limited circumstance, RMC is required to indemnify loan investors for losses incurred on sold loans. Reserves are created to address repurchase and indemnity claims made by these third-party investors or purchasers. These reserves are based on pending claims received that are associated with previously sold mortgage loans, industry foreclosure data, the Company's portfolio delinquency and foreclosure rates on sold loans made available by investors, as well as on historical loss payment patterns used to develop ultimate loss projections. Estimating loss has been made more difficult by the recent processing delays related to foreclosure losses affecting agencies and financial institutions. Because of the uncertainties inherent in estimating these matters, the Company cannot provide assurance that the amounts reserved will be adequate, or that any potential inadequacies will not have an adverse effect on results of operations.

Tax law changes could make home ownership more expensive or less attractive.
Significant expenses of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for the purpose of calculating an individual's federal, and in some cases state, taxable income, subject to various limitations under current tax law and policy. If the federal or state governments change income tax laws, as some policy makers have discussed, by eliminating or substantially reducing these income tax benefits, the after-tax cost of owning a new home would increase significantly. This could adversely impact demand for and/or sales prices of new homes.

Additionally, the Company's home sales decreased in 2010 due, in part, to the expiration of federal and state tax credits made available to certain qualifying homebuyers.

The Company is subject to inventory risk for its land, options for land, building lots and housing inventory.
The market value of the Company's land, building lots and housing inventories fluctuates as a result of changing market and economic conditions. In addition, inventory carrying costs can result in losses in poorly performing projects or markets. Changes in economic and market conditions have caused the Company to dispose of land and options for land and housing inventories on a basis that has resulted in loss and required it to write down or reduce the carrying value of its inventory. During the year ended December 31, 2010, the Company decided not to pursue development and construction in certain areas where it held land or had made option deposits, which resulted in $3.1 million in recorded write-offs of option deposits and preacquisition costs. In addition, market conditions led to recorded land-related impairments on communities and land in the aggregate amount of $33.3 million during the same period. The Company can provide no assurance that it will not need to record additional write-offs in the future.

In the course of its business, the Company makes acquisitions of land. Although it employs various measures, including its land approval process and continued review by senior management, designed to manage inventory risk, the Company cannot assure that these measures will enable it to avoid or eliminate its inventory risk.

Construction costs can fluctuate and impact the Company's margins.
The homebuilding industry has, from time to time, experienced significant difficulties, including shortages of qualified tradespeople; reliance on local subcontractors who may be inadequately capitalized; shortages of materials; and volatile increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs. The Company may not be able to recapture increased costs by raising prices because of either market conditions or because it fixes its prices at the time home sales contracts are signed.

Supply shortages and other risks related to demand for building materials and/or skilled labor could increase costs and delay deliveries.
There is a high level of competition in the homebuilding industry for skilled labor and building materials. Rising costs or shortages in building materials or skilled labor could cause increases in construction costs and construction delays. The Company is generally unable to pass on increases in construction costs to homebuyers who have already entered into home purchase contracts. Purchase contracts generally fix the price of the home at the time the contract is signed, and this may occur well in advance of when construction commences. Further, the Company may not be able to pass on increases in construction costs because of market conditions. Sustained increases in construction costs due to competition for materials and skilled labor and higher commodity prices (including prices for lumber, metals and other building material inputs), among other things, may, over time, decrease the Company's margins.

Shortages in the availability of subcontract labor may delay construction schedules and increase the Company's costs.
The Company conducts its construction operations only as a general contractor. Virtually all architectural, construction and development work is performed by unaffiliated third-party subcontractors. As a consequence, the Company depends on the continued availability of and satisfactory performance by these subcontractors for the design and construction of its homes. The Company cannot make assurances that there will be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors. In addition, inadequate subcontractor resources could delay the Company's construction schedules and have a material adverse effect on its business.

Because the homebuilding industry is competitive, the business practices of other homebuilders can have an impact on the Company's financial results and cause these results to decline.
The residential homebuilding industry is highly competitive. The Company competes in each of its markets with a large number of national, regional and local homebuilding companies. In 2010, this competition caused the Company to adjust selling prices in response to competitive conditions in the markets in which it operates and required it to increase the use of sales incentives. The Company cannot predict whether

these measures will be successful or if additional incentives will be made in the future. It also competes with other housing alternatives, including existing homes and rental housing. Principal competitive factors in homebuilding are home price, availability of customer financing, design, quality, reputation, relationships with developers, accessibility of subcontractors, and availability and location of homesites. Any of the foregoing factors could have an adverse impact on the Company's financial performance and results of operations.

The Company's financial services segment competes with other mortgage bankers to arrange financing for homebuyers. Principal competitive factors include interest rates, fees and other features of mortgage loan products available to the consumer.

Homebuilding is subject to warranty claims in the ordinary course of business that can be subject to uncertainty.
As a homebuilder, the Company is subject to warranty claims arising in the ordinary course of business. The Company records warranty and other reserves for the homes it sells to cover expected costs of materials and outside labor during warranty periods based on historical experience in the Company's markets and judgment of the qualitative risks associated with the types of homes built by the Company, including an analysis of historical claims. Because of the uncertainties inherent to these matters, the Company cannot provide assurance that the amounts reserved for warranty claims will be adequate, or that any potential inadequacies will not have an adverse effect on results of operations.

Because the Company's business is subject to various regulatory and environmental limitations, it may not be able to conduct its business as planned.
The Company's homebuilding segments are subject to various local, state and federal laws, statutes, ordinances, rules and regulations concerning zoning, building design, construction, stormwater permitting and discharge, and similar matters, as well as open spaces, wetlands and environmentally protected areas. These include local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area, as well as other municipal or city land planning restrictions, requirements or limitations. The Company may also experience periodic delays in homebuilding projects due to regulatory compliance, municipal appeals and other government planning processes in any of the areas in which it operates. These factors could result in delays or increased operational costs.

With respect to originating, processing, selling and servicing mortgage loans, the Company's financial services segment is subject to the rules and regulations of the FHA, Freddie Mac, Fannie Mae, VA and U.S. Department of Housing and Urban Development ("HUD"). Mortgage origination activities are further subject to the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act, and their associated regulations. These and other federal and state statutes and regulations prohibit discrimination and establish underwriting guidelines that include provisions for audits, inspections and appraisals; require credit reports on prospective borrowers; fix maximum loan amounts; and require the disclosure of certain information concerning credit and settlement costs. The Company is required to submit audited financial statements annually, and each agency or other entity has its own financial requirements. The Company's affairs are also subject to examination by these entities at all times to assure compliance with applicable regulations, policies and procedures.

The Company's ability to grow its business and operations depends, to a significant degree, upon its ability to access capital on favorable terms.
The ability to access capital on favorable terms is an important factor in growing the Company's business and operations in a profitable manner. In December 2007, Moody's lowered the Company's debt rating to non-investment grade with a negative outlook, and Standard & Poor's ("S&P") also reduced the Company's investment-grade rating to non-investment grade in May 2008. The Company received additional downgrades from these agencies in 2008. In 2009, Moody's and S&P increased the Company's rating outlook to stable from negative, and it remained stable through 2010. The loss of an investment-grade rating affects the cost, availability and terms of credit available to the Company, making it more difficult and costly to access the debt capital markets for funds that may be required to implement its business plans.

Natural disasters may have a significant impact on the Company's business.
The climates and geology of many of the states in which the Company operates present increased risks of natural disasters. To the extent that hurricanes, severe storms, tornadoes, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, its business and financial condition may be adversely affected.

The Company's net operating loss carryforwards could be substantially limited if it experiences an ownership change as defined in the Internal Revenue Code.
The Company has experienced and continues to experience substantial operating losses, including realized losses for tax purposes from sales of inventory and land previously written down for financial statement purposes, which would produce net operating losses and unrealized losses that may reduce potential future federal income tax obligations. It may also generate net operating loss carryforwards in future years.

Section 382 of the Internal Revenue Code contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50.0 percent of its stock over a three-year period, to utilize its net operating loss carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5.0 percent or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company.

If the Company undergoes an ownership change for purposes of Section 382 as a result of future transactions involving its common stock, including purchases or sales of stock between 5.0 percent stockholders, the Company's ability to use its net operating loss carryforwards and to recognize certain built-in losses would be subject to the limitations of Section 382. Depending on the resulting limitation, a significant portion of the Company's net operating loss carryforwards could expire before it would be able to use them. The Company's inability to utilize its net operating loss carryforwards could have a negative impact on its financial position and results of operations.

In late 2008 and early 2009, the Company adopted a shareholder rights plan and amended its charter to implement certain share transfer restrictions in order to preserve stockholder value and the value of certain tax assets primarily associated with net operating loss carryforwards and built-in losses under Section 382 of the Internal Revenue Code. The shareholder rights plan and charter provisions are intended to prevent share transfers that could cause a loss of these tax assets. Both the rights plan and the charter amendment were approved by the Company's stockholders. The Company can provide no assurance that the rights plan and the charter provisions will protect the Company's ability to use its net operating losses and unrealized losses to reduce potential future federal income tax obligations. (See Note K, "Shareholder Rights Plan.")

The Company's short-term investments and marketable securities are subject to certain risks which could materially adversely affect overall financial position.
The Company invests a portion of its available cash and cash equivalent balances by purchasing marketable securities with maturities in excess of three months in a managed portfolio. The primary objective of these investments is the preservation of capital, with the secondary objectives of attaining higher yields than those earned on the Company's cash and cash equivalent balances and maintaining a high degree of liquidity. Should any of the Company's short-term investments or marketable securities lose value or have their liquidity impaired, it could materially and adversely affect the Company's overall financial position by limiting its ability to fund operations.

Because this report contains forward-looking statements, it may not prove to be accurate.
This report and other Company releases and filings with the SEC may contain forward-looking statements. The Company generally identifies forward-looking statements using words such as "anticipate," "believe," "could," "estimate," "expect," "foresee," "goal," "intend," "likely," "may," "plan," "project," "should," "target," "will" or similar statements. Because these statements reflect its current views concerning future events, they involve risks, uncertainties and assumptions, including the risks and uncertainties identified in this report. Actual results may differ significantly from the results discussed in these forward-looking statements. The Company does not undertake to update its forward-looking statements or risk factors to reflect future events or circumstances.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company leases office space for its corporate headquarters in Calabasas, California, and for its IT Department and RMC's operations center in Scottsdale, Arizona. In addition, the Company leases office space in the various markets in which it operates.

Item 3. Legal Proceedings

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts.

In April 2009, a derivative complaint, *City of Miami Police Relief and Pension Fund v. R. Chad Dreier, et al.*, was filed, in the Superior Court for the State of California, County of Los Angeles, which named as defendants certain current and former directors and officers of the Company. The complaint alleged that these individual defendants breached their fiduciary duties to the Company from 2003 to 2008 by not adequately supervising Ryland business practices and by not ensuring that proper internal controls were instituted and followed. Recently, the parties entered into settlement discussions in order to seek a mutually satisfactory resolution of this litigation. The Company believes that the resolution of this derivative action will not have a material adverse effect on its financial condition.

The Company is party to various other legal proceedings generally incidental to its business. Based on evaluation of these matters and discussions with counsel, management believes that liabilities arising from these matters will not have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity, Common Stock Prices and Dividends

The Company lists its common shares on the NYSE, trading under the symbol "RYL." The latest reported sale price of the Company's common stock on February 15, 2011, was $18.33, and there were approximately 1,939 common stockholders of record on that date.

The table below presents high and low market prices, as well as dividend information, for the Company:

2010	**HIGH**	**LOW**	**DIVIDENDS DECLARED PER SHARE**	2009	HIGH	LOW	DIVIDENDS DECLARED PER SHARE
First quarter	**$ 24.99**	**$ 19.52**	**$ 0.03**	First quarter	$ 20.50	$ 11.95	$ 0.03
Second quarter	**26.03**	**15.39**	**0.03**	Second quarter	24.92	15.63	0.03
Third quarter	**18.12**	**15.25**	**0.03**	Third quarter	24.94	14.85	0.03
Fourth quarter	**18.29**	**14.16**	**0.03**	Fourth quarter	22.73	17.59	0.03

Issuer Purchases of Equity Securities

On December 6, 2006, the Company announced that it had received authorization from its Board of Directors to purchase shares totaling $175.0 million. During 2007, 747,000 shares had been repurchased in accordance with this authorization. At December 31, 2010, there was $142.3 million, or 8.4 million additional shares available for purchase in accordance with this authorization, based on the Company's stock price on that date. This authorization does not have an expiration date. The Company did not purchase any of its own equity securities during the years ended December 31, 2010, 2009 or 2008.

Performance Graph
The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares the Company's cumulative total stockholder returns since December 31, 2005, to the Dow Jones U.S. Home Construction and S&P 500 indices for the calendar years ended December 31:

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN[1]
Among The Ryland Group, Inc., The S&P 500 Index
And The Dow Jones U.S. Home Construction Index



$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
The Ryland Group, Inc.
S&P 500
Dow Jones U.S. Home Construction

[1] *$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.*

Securities Authorized for Issuance Under Equity Compensation Plans
The Company's equity compensation plan information as of December 31, 2010, is summarized as follows:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS *(a)*	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS *(b)*	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a)) *(c)*
Equity compensation plans approved by stockholders	4,449,973	$ 33.29	1,499,047
Equity compensation plans not approved by stockholders[1]	–	–	–

[1] *The Company does not have any equity compensation plans that have not been approved by stockholders.*

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the Company's Consolidated Financial Statements and Notes thereto, both of which are included in this Annual Report on Form 10-K:

(in millions, except per share data)	YEAR ENDED DECEMBER 31, **2010**	2009	2008	2007	2006
ANNUAL RESULTS					
REVENUES					
Homebuilding	**$ 1,032**	$ 1,242	$ 1,912	$ 2,960	$ 4,654
Financial services	**32**	42	64	92	126
TOTAL REVENUES	**1,064**	1,284	1,976	3,052	4,780
Cost of sales	**916**	1,319	2,003	3,034	3,640
Loss (earnings) from unconsolidated joint ventures	**4**	–	44	–	–
Selling, general and administrative	**189**	225	334	438	565
Interest	**27**	14	–	–	–
TOTAL EXPENSES	**1,136**	1,558	2,381	3,472	4,205
Gain from marketable securities, net	**6**	4	–	–	–
(Loss) income related to early retirement of debt, net	**(19)**	11	(1)	–	(8)
(Loss) earnings before taxes	**(85)**	(259)	(406)	(420)	567
Tax expense (benefit)	**–**	(97)	(9)	(86)	207
NET (LOSS) EARNINGS	**$ (85)**	$ (162)	$ (397)	$ (334)	$ 360
YEAR-END POSITION					
ASSETS					
Cash, cash equivalents and marketable securities	**$ 739**	$ 815	$ 423	$ 244	$ 215
Housing inventories	**799**	667	1,096	1,813	2,772
Other assets	**115**	212	343	493	428
TOTAL ASSETS	**1,653**	1,694	1,862	2,550	3,415
LIABILITIES					
Debt	**880**	856	789	838	948
Other liabilities	**211**	256	334	518	774
TOTAL LIABILITIES	**1,091**	1,112	1,123	1,356	1,722
NONCONTROLLING INTEREST	**62**	–	14	69	182
STOCKHOLDERS' EQUITY	**$ 500**	$ 582	$ 725	$ 1,125	$ 1,511
PER COMMON SHARE DATA					
NET (LOSS) EARNINGS					
Basic	**$ (1.93)**	$ (3.74)	$ (9.33)	$ (7.92)	$ 8.14
Diluted	**(1.93)**	(3.74)	(9.33)	(7.92)	7.83
DIVIDENDS DECLARED	**$ 0.12**	$ 0.12	$ 0.39	$ 0.48	$ 0.48
STOCKHOLDERS' EQUITY	**$ 11.31**	$ 13.27	$ 16.97	$ 26.68	$ 35.46

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis is intended to assist the reader in understanding the Company's business and is provided as a supplement to, and should be read in conjunction with, the Company's consolidated financial statements and accompanying notes. The Company's results of operations discussed below are presented in conformity with U.S. generally accepted accounting principles ("GAAP").

Forward-Looking Statements

Certain statements in this Annual Report may be regarded as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Exchange Act. These forward-looking statements represent the Company's expectations and beliefs concerning future events, and no assurance can be given that the results described in this Annual Report will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "anticipate," "believe," "could," "estimate," "expect," "foresee," "goal," "intend," "likely," "may," "plan," "project," "should," "target," "will" or other similar words or phrases. All forward-looking statements contained herein are based upon information available to the Company on the date of this Annual Report. Except as may be required under applicable law, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. The factors and assumptions upon which any forward-looking statements herein are based are subject to risks and uncertainties which include, among others:

- *economic changes nationally or in the Company's local markets, including volatility and increases in interest rates, the impact of, and changes in, governmental stimulus and tax programs, inflation, changes in consumer demand and confidence levels and the state of the market for homes in general;*
- *changes and developments in the mortgage lending market, including revisions to underwriting standards for borrowers and changes in government support of and participation in such market;*
- *the availability and cost of land and the future value of land held or under development;*
- *increased land development costs on projects under development;*
- *shortages of skilled labor or raw materials used in the production of homes;*
- *increased prices for labor, land and raw materials used in the production of homes;*
- *increased competition, including continued competition and price pressure from distressed home sales;*
- *failure to anticipate or react to changing consumer preferences in home design;*
- *increased costs and delays in land development or home construction resulting from adverse weather conditions;*
- *potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations or governmental policies (including those that affect zoning, density, building standards, the environment and the residential mortgage industry);*
- *delays in obtaining approvals from applicable regulatory agencies and others in connection with the Company's communities and land activities;*
- *changes in the Company's effective tax rate and assumptions and valuations related to its tax accounts;*
- *the risk factors set forth in this Annual Report on Form 10-K; and*
- *other factors over which the Company has little or no control.*

Results of Operations

Overview

Operating conditions in the homebuilding industry remained difficult during 2010. High unemployment; relatively high foreclosure activity and related sales of lender-controlled homes; low consumer confidence; and tight credit standards impacted the homebuilding industry and the Company's ability to attract qualified homebuyers during the year. The Company reported a decrease in closing volume and sales per community for 2010, compared to 2009, primarily due to adverse effects from the expiration of the federal homebuyer tax credit and from uncertainty regarding these economic and home price trends. While the economy, consumer confidence and employment rates have recently shown signs of improvement, the Company will operate its business with the view that difficult conditions may persist for the near term due to recent sales trends, sustained and elevated foreclosure activity and interest rate uncertainty.

For the year ended December 31, 2010, the Company reported a consolidated net loss of $85.1 million, or $1.93 per diluted share, compared to a consolidated net loss of $162.5 million, or $3.74 per diluted share, for 2009 and a consolidated net loss of $396.6 million, or $9.33 per diluted share, for 2008. The reduction in net loss for 2010, compared to 2009, was primarily due to lower inventory and other valuation adjustments and write-offs and to higher gross profit margins exclusive of impairments, partially offset by increased interest expense, reduced closing volume and a higher selling, general and administrative expense ratio. In addition, the Company recorded a net valuation allowance of $32.7 million against its deferred tax assets. The deferred tax assets were largely the result of inventory impairments taken, and the allowance against them reflects the uncertainty with regard to the duration of current conditions in the housing market. Should the Company generate significant taxable income in future years, it will reverse its valuation allowance, which will, in turn, reduce its effective income tax rate. The decrease in loss for 2009, compared to 2008, was primarily due to lower inventory and other valuation adjustments and write-offs, as well as to a decrease in selling, general and administrative expense, a reduction in loss from land sales and a significant income tax benefit, partially offset by declines in closings and home prices.

Housing gross profit margin for 2010 was 11.4 percent, compared to negative 5.5 percent for 2009. This increase in housing gross profit margin was primarily attributable to fewer inventory and other valuation adjustments and write-offs; reduced sales discounts and price concessions; and lower direct construction costs. Inventory and other valuation adjustments and land option abandonments impacting the gross profit margin declined to $40.0 million in 2010 from $201.8 million in 2009. The selling, general and administrative expense ratio was 12.9 percent of homebuilding revenues in 2010, compared to 12.4 percent in 2009, primarily as a result of lower leverage from a decline in revenues and from allowances recorded against notes receivable that totaled $3.3 million, partially offset by cost-saving initiatives. Selling, general and administrative expense dollars decreased during 2010 to $133.0 million, compared to $154.2 million during 2009. The Company has been among the leaders in the homebuilding industry with respect to the efficiency of its organization. However, its current lower volume levels have made it more difficult to maintain desired overhead ratios and have required it to look at even more efficient ways of managing its business. After reviewing a variety of options, the decision was made to replace the Company's existing two-region operating structure with a single homebuilding management team beginning in 2011. (See Note N, "Subsequent Events.") Although the Company continues to pursue cost efficiencies, it believes that meaningful advances in profitability will primarily come in the form of revenue growth.

The Company's consolidated revenues totaled $1.1 billion for the year ended December 31, 2010, compared to $1.3 billion for the same period in 2009, a decline of 17.1 percent. This decrease was primarily attributable to a 17.2 percent decline in closings, partially offset by an increase in average closing price. The Company's consolidated revenues totaled $1.3 billion for 2009, compared to $2.0 billion for 2008, a decrease of 35.0 percent, primarily due to declines in closings, average closing price and mortgage originations. Revenues for the homebuilding and financial services segments were $1.0 billion and $32.1 million in 2010, compared to $1.2 billion and $41.9 million in 2009, and $1.9 billion and $64.5 million in 2008, respectively.

New orders decreased 30.2 percent to 3,700 units for the year ended December 31, 2010, from 5,302 units for the same period in 2009, primarily due to soft demand in most markets. New order dollars declined 29.4 percent for the year ended December 31, 2010, compared to 2009. In July 2008, Congress passed and the President signed into law the "American Housing Rescue and Foreclosure Prevention Act of 2008." In February 2009, the "American Recovery and Reinvestment Act of 2009" was enacted. This legislation included a federal tax credit for qualified first-time homebuyers purchasing and closing a principal residence on or after January 1, 2009, and before December 1, 2009. In July 2010, this credit was extended until September 30, 2010, for those eligible homebuyers who entered into a binding purchase contract on or before April 30, 2010. As a result of low prices and interest rates, the affordability of homes in most of the Company's markets significantly improved over the last few years. Cancellation rates remained at more conventional levels during the year ended December 31, 2010, and sales incentives and price concessions declined to 11.3 percent for 2010 from 15.4 percent for 2009. However, the Company's sales in the second half of 2010 appear to have been particularly affected by the expiration of the federal homebuyer tax credit, as well as by ongoing economic uncertainty and continued competition from foreclosure sales.

Consolidated inventory owned by the Company, which includes homes under construction; land under development and improved lots; and inventory held-for-sale, increased by 10.5 percent to $737.6 million at December 31, 2010, from $667.3 million at December 31, 2009. Homes under construction decreased by 18.7 percent to $275.5 million at December 31, 2010, from $338.9 million at December 31, 2009, as a result of fewer sales and lower backlog. Land under development and improved lots increased by 50.8 percent to $401.5 million at December 31, 2010, compared to $266.3 million at December 31, 2009, as the Company acquired land and opened more communities in 2010. Inventory held-for-sale decreased 45.0 percent to $34.2 million at December 31, 2010, compared to $62.1 million at December 31, 2009. Its investments in joint ventures increased to $13.4 million at December 31, 2010, from $10.4 million at December 31, 2009. The Company consolidated $88.3 million of inventory not owned at December 31, 2010. The Company did not consolidate any inventory not owned at December 31, 2009. The Company had 309, 322 and 543 model homes with inventory values totaling $64.1 million, $70.7 million and $125.1 million at December 31, 2010, 2009 and 2008, respectively. In addition, the Company had 494, 429 and 639 started and unsold homes with inventory values totaling $82.9 million, $67.6 million and $126.6 million at December 31, 2010, 2009 and 2008, respectively.

Declining interest rates and low pricing have led to favorable affordability levels. Additionally, there is an appearance of stabilization in certain housing markets. However, these conditions are not reflected in recent low sales activity. It is difficult to predict when economic conditions might improve and the oversupply of homes moving through the foreclosure process or readily available-for-sale may recede, which may be prerequisites to a recovery in the homebuilding industry. The Company's primary focus is to reload inventory in anticipation of more favorable economic conditions in late 2011 and 2012, return to profitability and balance those two objectives with cash preservation. Increasing community count is among the Company's greatest challenges and highest priorities as it looks for opportunities to return to growth and replace closed communities with new land parcels generating higher gross profit margins. The Company secured 10,604 owned or controlled lots, opened 82 communities and closed 57 communities during 2010. Community counts rose during 2010, and the Company operated from 13.7 percent more active communities at December 31, 2010, than it did at December 31, 2009. The number of lots controlled at December 31, 2010, was up by 3,313 lots, compared to December 31, 2009. Optioned lots, as a percentage of lots controlled, increased to 28.7 percent at December 31, 2010, from 20.3 percent at December 31, 2009. In addition, the Company controlled 1,593 lots and 1,476 lots under joint venture agreements at December 31, 2010 and 2009, respectively.

The following table provides certain information with respect to the Company's number of residential communities and lots under development at December 31, 2010:

	ACTIVE COMMUNITIES	INACTIVE COMMUNITIES	HELD-FOR-SALE COMMUNITIES	TOTAL COMMUNITIES	OUTSTANDING CONTRACTS	TOTAL LOTS CONTROLLED[1]
North	**58**	**15**	**-**	**73**	**337**	**8,929**
Southeast	**60**	**27**	**18**	**105**	**356**	**6,946**
Texas	**74**	**17**	**4**	**95**	**441**	**5,008**
West	**15**	**12**	**2**	**29**	**53**	**3,925**
Total	**207**	**71**	**24**	**302**	**1,187**	**24,808**

[1] *Includes lots controlled through the Company's investments in joint ventures.*

Inactive communities consist of projects either under development or on hold for future home sale operations. At December 31, 2010, of the 24 communities that were held-for-sale, 18 had less than 20 lots remaining.

The Company ended 2010 with $739.2 million in cash, cash equivalents and marketable securities. Its earliest senior debt maturity is in 2013. The Company's net debt-to-capital ratio, including marketable securities, was 22.0 percent at December 31, 2010. The net debt-to-capital ratio, including marketable securities, a non-GAAP financial measure, is calculated as debt, net of cash, cash equivalents and marketable securities, divided by the sum of debt and total stockholders' equity, net of cash, cash equivalents and marketable securities. The Company believes the net debt-to-capital ratio, including marketable securities, is useful in understanding the leverage employed in its operations and in comparing it with other homebuilders. Stockholders' equity per share declined by 14.8 percent to $11.31 at December 31, 2010, compared to $13.27 at December 31, 2009. The Company's deferred tax valuation allowance totaled $253.8 million at December 31, 2010, which would reduce the Company's effective income tax rate in the future as it reverses.

Homebuilding

The combined homebuilding operations reported pretax losses of $47.1 million, $245.3 million and $385.9 million for 2010, 2009 and 2008, respectively. Homebuilding results in 2010 improved from those in 2009 primarily due to lower inventory and other valuation adjustments and write-offs and to higher gross profit margins exclusive of impairments, partially offset by increased interest expense, reduced closing volume and a higher selling, general and administrative expense ratio. Homebuilding results in 2009 improved from 2008 primarily due to fewer inventory valuation adjustments and write-offs, a lower selling, general and administrative expense ratio and a reduction in loss from land sales, partially offset by declines in closings and home prices.

STATEMENTS OF EARNINGS

(in thousands, except units)	YEAR ENDED DECEMBER 31, **2010**	2009	2008
REVENUES			
Housing	**$ 1,026,321**	$ 1,230,691	$ 1,856,647
Land and other	**5,437**	11,020	54,984
TOTAL REVENUES	**1,031,758**	1,241,711	1,911,631
EXPENSES			
Cost of sales			
Housing	**875,300**	1,105,269	1,642,389
Land and other	**4,552**	12,004	80,833
Valuation adjustments and write-offs	**35,871**	201,574	280,120
Total cost of sales	**915,723**	1,318,847	2,003,342
Loss (earnings) from unconsolidated joint ventures	**3,671**	(333)	43,900
Selling, general and administrative	**132,968**	154,186	250,278
Interest	**26,526**	14,350	–
TOTAL EXPENSES	**1,078,888**	1,487,050	2,297,520
PRETAX LOSS	**$ (47,130)**	$ (245,339)	$ (385,889)
Closings *(units)*	**4,245**	5,129	7,352
Housing gross profit margins	**11.4%**	(5.5)%	(3.2)%
Selling, general and administrative expense ratios	**12.9%**	12.4%	13.1%

New orders represent sales contracts that have been signed by the homebuyer and approved by the Company, subject to cancellations. The dollar value of new orders decreased $370.0 million, or 29.4 percent, to $888.7 million for the year ended December 31, 2010, from $1.3 billion for the year ended December 31, 2009. The dollar value of new orders declined 14.8 percent to $1.3 billion in 2009 from $1.5 billion for the same period in 2008. The decrease in new orders was primarily attributable to poor overall economic conditions, high unemployment, soft demand, and high existing and new home inventory levels in most markets. For the years ended December 31, 2010, 2009 and 2008, cancellation rates totaled 21.0 percent, 21.7 percent and 35.0 percent, respectively. Unit orders declined 30.2 percent to 3,700 new orders in 2010, compared to 5,302 new orders in 2009. Unit orders decreased 12.2 percent to 5,302 new orders in 2009, compared to 6,042 new orders in 2008.

Homebuilding revenues fell 16.9 percent for 2010, compared to 2009, due to a 17.2 percent decrease in closings, partially offset by an increase in average closing price. Homebuilding revenues fell 35.0 percent for 2009, compared to 2008, due to a 30.2 percent decrease in closings and a 4.8 percent decline in average closing price.

In order to manage risk and return of land investments, match land supply with anticipated volume levels and monetize marginal land positions, the Company executed several land and lot sales during the year. Homebuilding revenues for the year ended December 31, 2010, included $5.4 million from land and lot sales, compared to $11.0 million for 2009 and $55.0 million for 2008, which resulted in net pretax earnings of $885,000 in 2010, compared to net pretax losses of $983,000 and $25.8 million in 2009 and 2008, respectively.

Housing gross profit margin was 11.4 percent for 2010, an increase from negative 5.5 percent for 2009 and negative 3.2 percent for 2008. The improvement in 2010 was primarily attributable to fewer inventory and other valuation adjustments and write-offs; reduced sales incentives and price concessions; and lower direct construction costs. The gross profit margin from land sales was 16.3 percent for the year ended December 31, 2010, compared to negative 8.9 percent and negative 47.0 percent for the years ended December 31, 2009 and 2008, respectively. Sales incentives and price concessions, as a percentage of revenues, totaled 11.3 percent, 15.4 percent and 15.0 percent for the years ended December 31, 2010, 2009 and 2008, respectively.

Selling, general and administrative expense was 12.9 percent of homebuilding revenues for 2010, 12.4 percent for 2009 and 13.1 percent for 2008. The increase in the selling, general and administrative expense ratio for 2010, compared to 2009, was primarily attributable to lower leverage resulting from a decline in revenues and from allowances recorded against notes receivable that totaled $3.3 million, partially offset by cost-saving initiatives. The decrease for 2009, compared to 2008, was mainly attributable to cost-saving initiatives; lower marketing and advertising expenditures per unit; and reduced expenses related to severance, relocation and model abandonment, partially offset by a decline in revenues. In dollars, selling, general and administrative expense decreased $21.2 million for the year ended December 31, 2010, compared to 2009, and $96.1 million for the year ended December 31, 2009, versus 2008.

Interest, which was incurred principally to finance land acquisitions, land development and home construction, totaled $59.8 million, $53.5 million and $46.9 million in 2010, 2009 and 2008, respectively. During 2010 and 2009, the homebuilding segment recorded interest expense of $26.5 million and $14.4 million, respectively, while all interest incurred during 2008 was capitalized. The increase in interest expense in 2010 was primarily due to additional senior debt and lower average inventory-under-development, resulting in a higher average debt-to-inventory-under-development ratio. (See "Housing Inventories" within Note A, "Summary of Significant Accounting Policies.")

Homebuilding Segment Information

The Company's homebuilding operations consist of four geographically-determined regional reporting segments: North, Southeast, Texas and West.

Conditions during 2010 have been most challenging in geographical areas that are experiencing continuing price pressure. These areas were primarily located in the Charlotte, Chicago and Florida markets. As a result of lackluster demand and foreclosure activity, the excess supply of housing inventory has remained high in most markets. An attempt to sustain market share, reduce inventory investment and maintain sales volume has caused the Company to continue to experience high relative levels of sales discounting and impairments in 2010. There were no impaired lots in California, Las Vegas or Phoenix due to a lower level of lots controlled or a stabilization of market conditions in certain submarkets.

New Orders

New orders for the year ended December 31, 2010, decreased 30.2 percent to 3,700 units from 5,302 units for the same period in 2009, and new order dollars declined 29.4 percent for 2010, compared to 2009. New orders for 2010 decreased 30.6 percent in the North, 19.2 percent in the Southeast, 27.9 percent in Texas and 53.7 percent in the West, compared to 2009. New orders for 2009 decreased 10.7 percent in the North, 12.7 percent in the Southeast, 11.6 percent in Texas and 15.5 percent in the West, compared to 2008. In both 2010 and 2009, the decline in new orders was due, in part, to broader market trends and economic conditions that contributed to soft demand for residential housing. Additionally, the Company's average monthly sales absorption rate was 1.6 homes per community for the year ended December 31, 2010, versus 2.0 homes per community for the same period in 2009 and 1.5 homes per community for the same period in 2008.

The following table provides the number of the Company's active communities:

	DECEMBER 31,					
	2010	**% CHG**	2009	% CHG	2008	% CHG
North	**58**	**20.8%**	48	(39.2)%	79	(30.1)%
Southeast	**60**	**(9.1)**	66	(25.8)	89	(36.0)
Texas	**74**	**42.3**	52	(30.7)	75	(24.2)
West	**15**	**(6.3)**	16	(50.0)	32	(37.3)
Total	**207**	**13.7%**	182	(33.8)%	275	(31.6)%

The Company experiences seasonal variations in its quarterly operating results and capital requirements. Historically, new order activity is higher in the spring and summer months. As a result, the Company typically has more homes under construction, closes more homes and has greater revenues and operating income in the third and fourth quarters of its fiscal year. Given recent market conditions, historical results are not necessarily indicative of current or future homebuilding activities.

The following table is a summary of the Company's new orders (units and aggregate sales value) and cancellation rates for the years ended December 31, 2010, 2009 and 2008:

	2010	**% CHG**	2009	% CHG	2008	% CHG
UNITS						
North	**1,097**	**(30.6)%**	1,581	(10.7)%	1,770	(29.1)%
Southeast	**1,156**	**(19.2)**	1,431	(12.7)	1,640	(33.4)
Texas	**1,083**	**(27.9)**	1,503	(11.6)	1,701	(27.9)
West	**364**	**(53.7)**	787	(15.5)	931	(44.1)
Total	**3,700**	**(30.2)%**	5,302	(12.2)%	6,042	(32.7)%
DOLLARS *(in millions)*						
North	**$ 289**	**(30.4)%**	$ 416	(11.7)%	$ 471	(38.5)%
Southeast	**246**	**(23.6)**	322	(20.0)	403	(38.4)
Texas	**263**	**(24.0)**	346	(5.9)	368	(25.5)
West	**91**	**(48.3)**	175	(25.6)	235	(54.6)
Total	**$ 889**	**(29.4)%**	$ 1,259	(14.8)%	$ 1,477	(39.2)%
CANCELLATION RATES						
North	**23.3%**		25.5%		36.1%	
Southeast	**16.8**		19.2		32.0	
Texas	**22.0**		19.5		33.4	
West	**23.2**		22.5		40.1	
Total	**21.0%**		21.7%		35.0%	

Closings

The following table provides the Company's closings and average closing prices for the years ended December 31, 2010, 2009 and 2008:

	2010	**% CHG**	2009	% CHG	2008	% CHG
UNITS						
North	**1,280**	**(21.7)%**	1,635	(24.4)%	2,162	(19.5)%
Southeast	**1,281**	**(5.0)**	1,349	(38.3)	2,187	(30.7)
Texas	**1,153**	**(21.1)**	1,461	(23.4)	1,908	(29.4)
West	**531**	**(22.4)**	684	(37.5)	1,095	(38.3)
Total	**4,245**	**(17.2)%**	5,129	(30.2)%	7,352	(28.8)%
AVERAGE PRICE *(in thousands)*						
North	**$ 266**	**1.1%**	$ 263	(6.4)%	$ 281	(11.6)%
Southeast	**221**	**(5.2)**	233	(7.9)	253	(13.4)
Texas	**244**	**8.0**	226	4.6	216	2.9
West	**231**	**1.3**	228	(11.6)	258	(23.0)
Total	**$ 242**	**0.8%**	$ 240	(4.8)%	$ 252	(11.6)%

Outstanding Contracts

Outstanding contracts denote the Company's backlog of homes sold, but not closed, which are generally built and closed, subject to cancellations, over the subsequent two quarters. At December 31, 2010, the Company had outstanding contracts for 1,187 units, representing a 31.5 percent decrease from 1,732 units at December 31, 2009, primarily due to a 30.2 percent decline in unit orders during 2010, compared to 2009. The $297.4 million value of outstanding contracts at December 31, 2010, represented a decrease of 31.6 percent from $435.1 million at December 31, 2009.

The following table provides the Company's outstanding contracts (units and aggregate dollar value) and average prices at December 31, 2010, 2009 and 2008:

	DECEMBER 31, 2010			DECEMBER 31, 2009			DECEMBER 31, 2008		
	UNITS	**DOLLARS *(in millions)***	**AVERAGE PRICE *(in thousands)***	UNITS	DOLLARS *(in millions)*	AVERAGE PRICE *(in thousands)*	UNITS	DOLLARS *(in millions)*	AVERAGE PRICE *(in thousands)*
North	**337**	**$ 95**	**$ 283**	520	$ 146	$ 281	574	$ 161	$ 280
Southeast	**356**	**77**	**217**	481	114	237	399	107	267
Texas	**441**	**110**	**249**	511	127	249	469	111	238
West	**53**	**15**	**285**	220	48	216	117	28	242
Total	**1,187**	**$ 297**	**$ 251**	1,732	$ 435	$ 251	1,559	$ 407	$ 261

At December 31, 2010, the Company projected that approximately 48 percent of its total outstanding contracts will close during the first quarter of 2011, subject to cancellations.

STATEMENTS OF EARNINGS

The following table provides a summary of results for the homebuilding segments for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	**2010**	2009	2008
NORTH			
Revenues	$ **344,154**	$ 437,922	$ 639,814
Expenses			
Cost of sales	**304,818**	487,216	689,455
(Earnings) loss from unconsolidated joint ventures	**(117)**	(135)	35,448
Selling, general and administrative	**47,665**	47,825	71,069
Interest	**8,685**	4,536	–
Total expenses	**361,051**	539,442	795,972
Pretax loss	$ **(16,897)**	$ (101,520)	$ (156,158)
Housing gross profit margins	**11.4%**	(11.6)%	(11.6)%
SOUTHEAST			
Revenues	$ **282,923**	$ 315,117	$ 558,194
Expenses			
Cost of sales	**258,659**	365,957	577,451
Earnings from unconsolidated joint ventures	**(31)**	–	–
Selling, general and administrative	**38,223**	43,641	76,192
Interest	**8,349**	4,881	–
Total expenses	**305,200**	414,479	653,643
Pretax loss	$ **(22,277)**	$ (99,362)	$ (95,449)
Housing gross profit margins	**10.3%**	(14.2)%	(0.1)%
TEXAS			
Revenues	$ **281,067**	$ 332,118	$ 415,761
Expenses			
Cost of sales	**247,202**	301,695	383,243
Earnings from unconsolidated joint ventures	**(324)**	(396)	(289)
Selling, general and administrative	**28,801**	34,240	52,635
Interest	**7,002**	3,573	–
Total expenses	**282,681**	339,112	435,589
Pretax loss	$ **(1,614)**	$ (6,994)	$ (19,828)
Housing gross profit margins	**12.5%**	10.5%	8.8%
WEST			
Revenues	$ **123,614**	$ 156,554	$ 297,862
Expenses			
Cost of sales	**105,044**	163,979	353,193
Loss from unconsolidated joint ventures	**4,143**	198	8,741
Selling, general and administrative	**18,279**	28,480	50,382
Interest	**2,490**	1,360	–
Total expenses	**129,956**	194,017	412,316
Pretax loss	$ **(6,342)**	$ (37,463)	$ (114,454)
Housing gross profit margins	**11.4%**	(4.4)%	(8.8)%
HOMEBUILDING TOTAL			
Revenues	$ **1,031,758**	$ 1,241,711	$ 1,911,631
Expenses			
Cost of sales	**915,723**	1,318,847	2,003,342
Loss (earnings) from unconsolidated joint ventures	**3,671**	(333)	43,900
Selling, general and administrative	**132,968**	154,186	250,278
Interest	**26,526**	14,350	–
Total expenses	**1,078,888**	1,487,050	2,297,520
Pretax loss	$ **(47,130)**	$ (245,339)	$ (385,889)
Housing gross profit margins	**11.4%**	(5.5)%	(3.2)%

Homebuilding Segments 2010 versus 2009

North—Homebuilding revenues decreased by 21.4 percent to $344.2 million in 2010 from $437.9 million in 2009 primarily due to a 21.7 percent decline in the number of homes delivered, partially offset by a 1.1 percent increase in average sales price. The gross profit margin on home sales was 11.4 percent in

2010, compared to negative 11.6 percent in 2009. This improvement was primarily attributable to lower inventory and other valuation adjustments and write-offs that totaled $11.9 million in 2010, compared to $94.3 million in 2009, and to a decrease in sales incentives and price concessions that totaled 11.2 percent in 2010, compared to 17.5 percent in 2009. As a result, the North region incurred a pretax loss of $16.9 million in 2010, compared to a pretax loss of $101.5 million in 2009.

Southeast—Homebuilding revenues decreased by 10.2 percent to $282.9 million in 2010 from $315.1 million in 2009 primarily due to a 5.0 percent decrease in the number of homes delivered and to a 5.2 percent decline in average sales price. The gross profit margin on home sales was 10.3 percent in 2010, compared to negative 14.2 percent in 2009. This improvement was primarily due to lower inventory and other valuation adjustments and write-offs that totaled $10.2 million in 2010, compared to $74.7 million in 2009, and to a decline in sales incentives and price concessions that totaled 10.6 percent in 2010, compared to 13.8 percent in 2009. As a result, the Southeast region incurred a pretax loss of $22.3 million in 2010, compared to a pretax loss of $99.4 million in 2009.

Texas—Homebuilding revenues decreased by 15.4 percent to $281.1 million in 2010 from $332.1 million in 2009 primarily due to a 21.1 percent decrease in the number of homes delivered, partially offset by an 8.0 percent rise in average sales price. The gross profit margin on home sales was 12.5 percent in 2010, compared to 10.5 percent in 2009. This improvement was primarily due to lower direct construction costs and to a decline in sales incentives and price concessions that totaled 11.8 percent in 2010, compared to 12.6 percent in 2009, partially offset by an increase in inventory valuation adjustments and write-offs that totaled $7.7 million in 2010, compared to $4.9 million in 2009. As a result, the Texas region incurred a pretax loss of $1.6 million in 2010, compared to a pretax loss of $7.0 million in 2009.

West—Homebuilding revenues decreased by 21.0 percent to $123.6 million in 2010 from $156.6 million in 2009 primarily due to a 22.4 percent decline in the number of homes delivered, partially offset by a 1.3 percent increase in average sales price. The gross profit margin on home sales was 11.4 percent in 2010, compared to negative 4.4 percent in 2009. This improvement was primarily due to lower inventory and other valuation adjustments and write-offs that totaled $4.5 million in 2010, compared to $19.2 million in 2009, and to a decrease in sales incentives and price concessions that totaled 11.6 percent in 2010, compared to 18.2 percent in 2009. As a result, the West region incurred a pretax loss of $6.3 million in 2010, compared to a pretax loss of $37.5 million in 2009.

Homebuilding Segments 2009 versus 2008

North—Homebuilding revenues decreased by 31.6 percent to $437.9 million in 2009 from $639.8 million in 2008 primarily due to a 24.4 percent decline in the number of homes delivered and to a 6.4 percent decrease in average sales price. The gross profit margin on home sales was negative 11.6 percent in 2009 and 2008. As a result, the North region incurred a pretax loss of $101.5 million in 2009, compared to a pretax loss of $156.2 million in 2008.

Southeast—Homebuilding revenues decreased by 43.5 percent to $315.1 million in 2009 from $558.2 million in 2008 primarily due to a 38.3 percent decline in the number of homes delivered and to a 7.9 percent decrease in average sales price. The gross profit margin on home sales was negative 14.2 percent in 2009, compared to negative 0.1 percent in 2008. This decline was primarily due to an increase in inventory valuation adjustments and write-offs that totaled $74.7 million in 2009, compared to $69.7 million in 2008; a slight rise in sales incentives and price concessions that totaled 13.8 percent in 2009, versus 13.3 percent in 2008; and price declines that outpaced the decrease in construction costs. As a result, the Southeast region incurred a pretax loss of $99.4 million in 2009, compared to a pretax loss of $95.4 million in 2008.

Texas—Homebuilding revenues decreased by 20.1 percent to $332.1 million in 2009 from $415.8 million in 2008 primarily due to a 23.4 percent decline in the number of homes delivered, partially offset by a 4.6 percent increase in average sales price. The gross profit margin on home sales was 10.5 percent in 2009, compared to 8.8 percent in 2008. This increase was primarily due to lower inventory valuation adjustments and write-offs that totaled $4.9 million in 2009, compared to $21.9 million in 2008, partially offset by an increase in sales incentives and price concessions that totaled 12.6 percent of revenues in

2009, versus 9.6 percent in 2008. As a result, the Texas region incurred a pretax loss of $7.0 million in 2009, compared to a pretax loss of $19.8 million in 2008.

West—Homebuilding revenues decreased by 47.4 percent to $156.6 million in 2009 from $297.9 million in 2008 primarily due to a 37.5 percent decline in the number of homes delivered and to an 11.6 percent decrease in average sales price. The gross profit margin on home sales was negative 4.4 percent in 2009, compared to negative 8.8 percent in 2008. This improvement was primarily due to lower inventory and other valuation adjustments and write-offs that totaled $19.2 million in 2009, compared to $46.7 million in 2008, partially offset by an increase in sales incentives and price concessions that totaled 18.2 percent of revenues in 2009, compared to 17.3 percent in 2008. As a result, the West region incurred a pretax loss of $37.5 million in 2009, compared to a pretax loss of $114.5 million in 2008.

Impairments

As required by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 360 ("ASC 360"), "Property, Plant and Equipment," inventory is reviewed for potential write-downs on an ongoing basis. ASC 360 requires that, in the event that impairment indicators are present and undiscounted cash flows signify that the carrying amount of an asset is not recoverable, impairment charges are required to be recorded if the fair value of the asset is less than its carrying amount. The Company reviews all communities on a quarterly basis for changes in events or circumstances indicating signs of impairment. (See "Housing Inventories" within Note A, "Summary of Significant Accounting Policies.")

The following table provides a summary of the Company's inventory and other impairments taken during the years ended December 31, 2010, 2009 and 2008:

(in thousands)	**2010**	2009	2008
NORTH			
Inventory, joint venture and other valuation adjustments	**$ 14,508**	$ 89,573	$ 134,940
Option deposit and feasibility cost write-offs	**686**	4,814	4,906
Total	**15,194**	94,387	139,846
SOUTHEAST			
Inventory, joint venture and other valuation adjustments	**13,223**	77,870	78,203
Option deposit and feasibility cost write-offs	**1,789**	2,259	5,834
Total	**15,012**	80,129	84,037
TEXAS			
Inventory, joint venture and other valuation adjustments	**8,558**	6,578	11,353
Option deposit and feasibility cost write-offs	**143**	1,180	11,319
Total	**8,701**	7,758	22,672
WEST			
Inventory, joint venture and other valuation adjustments	**4,633**	19,596	81,335
Option deposit and feasibility cost write-offs	**474**	105	392
Total	**5,107**	19,701	81,727
HOMEBUILDING TOTAL			
Inventory, joint venture and other valuation adjustments	**40,922**	193,617	305,831
Option deposit and feasibility cost write-offs	**3,092**	8,358	22,451
Total	**$ 44,014**	$ 201,975	$ 328,282

Due to continued pressure on home prices and isolated lots held-for-sale, symptomatic of excess home inventories, the Company recorded inventory impairment charges of $33.3 million, $193.0 million and $257.4 million during the years ended December 31, 2010, 2009 and 2008, respectively, in order to reduce the carrying values of the impaired communities to their estimated fair values. During 2010, approximately 94 percent of these impairment charges were recorded to residential land and lots and to land held for development, while approximately 6 percent of these charges were recorded to residential construction in progress and finished homes in inventory. At December 31, 2010, the fair value of the Company's inventory subject to valuation adjustments of $33.3 million during the year was $32.2 million. For the years ended December 31, 2010, 2009 and 2008, the Company recorded joint venture and other valuation adjustments that totaled $7.7 million, $653,000 and $48.4 million, respectively. Should market conditions deteriorate or costs increase, it is possible that the Company's estimates of undiscounted cash flows from its communities could decline, resulting in additional future impairment charges.

The following table provides the number of communities impaired during the years ended December 31, 2010, 2009 and 2008:

	2010	**% CHG**	2009	% CHG	2008	% CHG
North	**4**	**(85.7)%**	28	(28.2)%	39	95.0%
Southeast	**10**	**(75.6)**	41	13.9	36	20.0
Texas	**8**	**14.3**	7	(12.5)	8	60.0
West	**-**	**(100.0)**	13	(66.7)	39	(18.8)
Total	**22**	**(75.3)%**	89	(27.0)%	122	18.4%

The Company periodically writes off earnest money deposits and feasibility costs related to land and lot option contracts that it no longer plans to pursue. During the year ended December 31, 2010, the Company wrote off $2.3 million of earnest money deposits and $746,000 of feasibility costs. For the same period in 2009, the Company wrote off $8.2 million of earnest money deposits and $179,000 of feasibility costs. For the same period in 2008, write-offs of earnest money deposits and feasibility costs were $21.7 million and $795,000, respectively. Should weak homebuilding market conditions persist and the Company be unsuccessful in renegotiating certain land option purchase contracts, it may write off additional earnest money deposits and feasibility costs in future periods.

Investments in Joint Ventures

At December 31, 2010, the Company participated in six active homebuilding joint ventures in the Austin, Chicago, Dallas, Denver and Washington, D.C., markets. These joint ventures exist for the purpose of acquisition and co-development of land parcels and lots, which are then sold to the Company, its joint venture partners or others at market prices. Depending on the number of joint ventures and the level of activity in the entities, annual earnings from the Company's investment in joint ventures will vary significantly. The Company's investments in its unconsolidated joint ventures totaled $13.4 million at December 31, 2010, compared to $10.4 million at December 31, 2009. For the year ended December 31, 2010, the Company's equity in loss from unconsolidated joint ventures totaled $3.7 million as a result of $4.1 million in valuation adjustments recorded against its investments in two joint ventures in Denver during the year, compared to equity in earnings that totaled $333,000 in 2009 and equity in loss that totaled $43.9 million in 2008. (See "Investments in Joint Ventures" within Note A, "Summary of Significant Accounting Policies.")

Financial Services

The Company's financial services segment provides mortgage-related products and services, as well as title, escrow and insurance services, to its homebuyers. By aligning its operations with the Company's homebuilding segments, the financial services segment leverages this relationship to offer its lending services to homebuyers. Providing mortgage financing and other services to its customers allows the Company to better monitor its backlog and closing process. The majority of loans originated are sold within one business day of the date they close. The third-party purchaser then services and manages the loans.

STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31,		
(in thousands, except units)	**2010**	2009	2008
REVENUES			
Income from origination and sale of mortgage loans, net	**$ 23,933**	$ 32,449	$ 45,553
Title, escrow and insurance	**7,700**	8,927	17,440
Interest and other	**501**	526	1,500
TOTAL REVENUES	**32,134**	41,902	64,493
EXPENSES	**31,289**	42,211	41,466
PRETAX EARNINGS (LOSS)	**$ 845**	$ (309)	$ 23,027
Originations *(units)*	**3,183**	4,008	5,634
Ryland Homes origination capture rate	**81.2%**	83.5%	82.2%

In 2010, RMC's mortgage origination operations consisted primarily of mortgage loans originated in connection with the sale of the Company's homes. The number of mortgage originations was 3,183 in 2010, compared to 4,008 in 2009 and 5,634 in 2008. During 2010, origination volume totaled $696.8 million, of which 99.9 percent was used for purchasing homes built by the Company and the remaining amount was used for either purchasing homes built by others, purchasing existing homes or refinancing existing mortgage loans. The capture rate of mortgages originated for customers of the Company's homebuilding operations was 81.2 percent in 2010, compared to 83.5 percent in 2009 and 82.2 percent in 2008. The mortgage capture rate represents the percentage of homes sold and closed by the Company with a mortgage, for which the borrower obtained a mortgage loan from RMC. Approximately eight percent of homebuyers do not finance their home purchase with a mortgage.

The financial services segment reported pretax earnings of $845,000 for 2010, compared to a pretax loss of $309,000 for 2009 and pretax earnings of $23.0 million for 2008. Revenues for the financial services segment were $32.1 million in 2010, compared to $41.9 million in 2009 and $64.5 million in 2008. The 23.3 percent decrease in revenues for 2010, compared to 2009, was primarily due to a 21.3 percent decline in volume. The decrease in revenues for 2009, compared to 2008, was primarily attributable to a 28.9 percent decline in the number of mortgages originated, a $2.8 million reduction in RHIC's revenues and $2.0 million in sales of insurance renewal rights in 2008.

During 2010, financial services expense totaled $31.3 million and included $10.9 million related to direct expenses of RMC's mortgage operations; $8.5 million related to loan indemnification expense; $9.1 million related to corporate and infrastructure expenses; and $2.8 million of title, insurance and other expenses. Financial services expense totaled $42.2 million for the same period in 2009. This decrease in expense was primarily attributable to an $8.8 million reduction in loan indemnification expense and $1.6 million in savings from personnel and other reductions made in an effort to align overhead expense with lower production volume. Financial services expense increased to $42.2 million for 2009 from $41.5 million for 2008 primarily due to an increase of $11.4 million in indemnification expense, partially offset by $6.2 million in savings from personnel and other reductions and a $1.6 million decline in title, underwriting and other expenses related to a decrease in volume. Additionally, the provision expense associated with RHIC's subcontractor insurance program, which terminated in 2008, declined $2.1 million.

During 2010, all mortgage loans originated by RMC were first lien loans. RMC did not originate mortgage loans that would be classified as subprime, reduced documentation or pay-option adjustable-rate mortgages. Of the loans originated by RMC for 2010, 94.8 percent were either government loans or fixed-rate conventional loans. Approximately 65 percent were government loans and 35 percent were prime loans, which included bond loans administered by various city, state or municipality housing programs. Prime mortgage loans are generally defined as agency (Fannie Mae/Freddie Mac) eligible loans and any nonconforming loans that would otherwise meet agency criteria. Currently, these are generally borrowers with Fair Isaac Corporation ("FICO") credit scores that exceed 620. During 2010, 86.5 percent of the mortgage loans originated by RMC were sold to Bank of America pursuant to their loan purchase agreement with the Company. The remaining loans were sold to investors such as Wells Fargo, CitiMortgage and Freddie Mac, or to specialized state bond loan programs. RMC is typically not required to repurchase mortgage loans. Generally, the Company is required to indemnify its investors to which mortgage loans are sold if it is shown that there has been undiscovered fraud on the part of the borrower; if there are losses due to origination deficiencies attributable to RMC; or if the borrower does not make a first payment. The Company incurred $8.5 million, $17.3 million and $5.9 million in indemnification expense during 2010, 2009 and 2008, respectively, and held loan loss reserves of $8.9 million and $17.9 million for payment of future indemnifications at December 31, 2010 and 2009, respectively. (See Note L, "Commitments and Contingencies.")

Corporate

Corporate expense was $25.1 million in 2010, $28.3 million in 2009 and $42.3 million in 2008. Corporate expense for the year ended December 31, 2010, decreased primarily due to a $2.0 million expense related to the retirement of the Company's former CEO in 2009, as well as to lower executive compensation costs. Corporate expense for the year ended December 31, 2009, decreased $14.0 million from 2008 primarily due to a $2.3 million gain in the market value of retirement plan investments, compared to a $7.9 million loss for the same period in 2008, and to lower executive compensation expense.

Early Retirement of Debt
In 2010, the Company recognized a net loss of $19.3 million related to debt repurchases. In 2009, the Company recorded a net gain of $10.6 million related to debt repurchases and stock-for-debt exchanges, as well as to the termination of the Company's revolving credit facility. In 2008, the Company recorded an expense of $604,000 that was associated with the reduction of commitments for its revolving credit facility.

Income Taxes
The Company evaluates its deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. During 2010, the Company determined that an additional valuation allowance was warranted; therefore, a net valuation allowance totaling $32.7 million, which was reflected as a noncash charge to income tax expense, was recorded. At December 31, 2010, the balance of the deferred tax valuation allowance was $253.8 million.

The Company's provision for income tax presented an effective income tax rate of 0.2 percent for the year ended December 31, 2010, compared to effective income tax benefit rates of 37.4 percent and 2.3 percent for 2009 and 2008, respectively. The change in the effective income tax rate for 2010, compared to 2009, was primarily due to noncash tax charges in 2010 totaling $32.7 million for the Company's valuation allowance related to its deferred tax assets. The change in the effective income tax rate for 2009, compared to 2008, was due to tax legislation that permitted the Company to carry back certain net operating losses to previously profitable years. (See "Critical Accounting Policies" within Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note H, "Income Taxes.")

Financial Condition and Liquidity

The Company has historically funded its homebuilding and financial services operations with cash flows from operating activities, the issuance of new debt securities and borrowings under a revolving credit facility that was terminated by the Company in 2009. In light of market conditions in 2010, the Company's focus is on maintaining a strong balance sheet by generating cash from existing communities and extending debt maturities, as well as investing in new higher-margin communities and returning to profitability. As a result of this strategy, the Company increased its community count and inventory by opening 82 new projects during the year; has no senior debt maturities until 2013; and ended 2010 with $739.2 million in cash, cash equivalents and marketable securities. The Company increased its housing gross profit margin to 11.4 percent in 2010 from negative 5.5 percent in 2009. In addition, it lowered its selling, general and administrative expense by $21.2 million for the year ended December 31, 2010, versus the same period in 2009. The Company is committed to further reducing its selling, general and administrative expense in 2011.

	DECEMBER 31,		
(in millions)	**2010**	2009	2008
Cash, cash equivalents and marketable securities	**$ 739**	$ 815	$ 423
Housing inventories[1]	**738**	667	1,082
Debt	**880**	856	789
Stockholders' equity	**$ 500**	$ 582	$ 725
Net debt-to-capital ratio, including marketable securities	**22.0%**	6.6%	33.5%

[1] *Excludes consolidated inventory not owned, net of cash deposits.*

Consolidated inventory owned by the Company increased by 10.5 percent to $737.6 million at December 31, 2010, compared to $667.3 million at December 31, 2009. The Company attempts to maintain a projected three- to four-year supply of land, assuming historically normalized sales rates. At December 31, 2010, it controlled 23,215 lots, with 16,556 lots owned and 6,659 lots, or 28.7 percent, under option. Lots controlled increased by 16.6 percent at December 31, 2010, from 19,902 lots controlled at December 31, 2009. In addition, the Company controlled 1,593 lots and 1,476 lots under joint venture agreements at December 31, 2010 and 2009, respectively. (See "Housing Inventories" and "Investments in Joint Ventures" within Note A, "Summary of Significant Accounting Policies.")

At December 31, 2010, the Company's net debt-to-capital ratio, including marketable securities, increased to 22.0 percent from 6.6 percent at December 31, 2009, primarily as a result of investments in inventory. The Company remains focused on maintaining its liquidity so that it can be flexible in reacting to changing market conditions. The Company had $739.2 million and $814.9 million in cash, cash equivalents and marketable securities at December 31, 2010 and 2009, respectively.

The following table summarizes the Company's cash flow activities for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	**2010**	2009	2008
Net cash (used for) provided by:			
Operating activities	**$ (69,332)**	$ 295,683	$ 248,452
Investing activities	**9,285**	(454,423)	(7,650)
Financing activities	**1,495**	54,253	(75,066)
Net (decrease) increase in cash and cash equivalents	**$ (58,552)**	$ (104,487)	$ 165,736
(Decrease) increase in investments in marketable securities, available-for-sale, net	**$ (20,059)**	$ 454,281	$ (2,201)

During 2010, the Company used $69.3 million of cash for its operations, which included cash outflows related to a $106.3 million increase in inventories and $62.3 million for other operating activities, partially offset by cash inflows of $99.3 million from net income tax refunds. Investing activities provided $9.3 million, which included cash inflows of $22.4 million related to net investments in marketable securities and cash outflows of $13.1 million related to property, plant and equipment. The Company provided $1.5 million from financing activities, which included cash inflows related to $4.9 million from the issuance of common stock and $4.9 million from net increases in senior debt and short-term borrowings, offset by payments of $5.4 million for dividends and an increase of $2.9 million in restricted cash. The net cash used during 2010 was $58.6 million.

During 2009, the Company generated $295.7 million of cash from its operations, which included cash inflows of $214.1 million from a decrease in inventories and $165.3 million from net income tax refunds, partially offset by $83.7 million of cash used for other operating activities. Investing activities used $454.4 million, which included outflows of $452.4 million related to net investments in marketable securities and $2.1 million related to property, plant and equipment. The Company provided $54.3 million from financing activities, which included cash inflows related to a net increase of $137.3 million in senior debt and $5.1 million from the issuance of common stock and related tax benefits, partially offset by an increase of $41.9 million in restricted cash and payments of $22.1 million against revolving credit facilities, $18.8 million for short-term borrowings and $5.3 million for dividends. The net cash used during 2009 was $104.5 million.

During 2008, the Company generated $248.5 million of cash from its operations, which included cash inflows of $383.2 million from a decrease in inventories and $20.1 million from net income tax refunds, partially offset by $154.8 million of cash used for other operating activities. Investing activities used $7.7 million, which included outflows of $9.9 million related to property, plant and equipment, offset by inflows of $2.2 million related to net investments in marketable securities. The Company used $75.1 million for financing activities, which included payments of $54.0 million for debt retirements, $20.5 million for dividends and $16.8 million for short-term borrowings, and an increase of $16.1 million in restricted cash, partially offset by borrowings of $22.1 million from credit facilities and proceeds of $10.2 million from the issuance of common stock and related tax benefits. The net cash generated during 2008 was $165.7 million.

During 2008, the Board of Directors approved a reduction of the Company's quarterly dividend to $0.03 per share from previous quarterly dividends of $0.12 per share. Dividends declared totaled $0.12, $0.12 and $0.39 per share for the annual periods ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, the homebuilding segments' borrowing arrangements included senior notes and nonrecourse secured notes payable.

Senior Notes

Senior notes outstanding, net of discount, totaled $870.9 million and $852.7 million at December 31, 2010 and 2009, respectively.

During 2010, the Company issued $300.0 million of 6.6 percent senior notes due May 2020. The Company used the proceeds from the sale of these notes to purchase existing notes pursuant to a tender offer and redemption, as well as to pay related fees and expenses. The Company will pay interest on the notes on May 1 and November 1 of each year, which commenced on November 1, 2010. The notes will mature on May 1, 2020, and are redeemable at stated redemption prices, in whole or in part, at any time. (See Note G, "Debt.")

Additionally, the Company redeemed and repurchased, pursuant to a tender offer and redemption, an aggregate $255.7 million of its earlier maturing senior notes, including all of the outstanding senior notes due 2012, for $273.9 million in cash during the year ended December 31, 2010. The Company recognized a charge of $19.5 million resulting from the tender offer and redemption, which is included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings. (See Note G, "Debt.")

For the year ended December 31, 2010, the Company's repurchases of its senior notes in the open market totaled $27.0 million, for which it paid $26.6 million in cash, resulting in a net gain of $196,000. For the year ended December 31, 2009, the Company's repurchases of its senior notes in the open market totaled $102.7 million, for which it paid $88.2 million, resulting in a net gain of $13.9 million. The gains resulting from these debt repurchases were included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings. The Company did not repurchase any debt for the year ended December 31, 2008. (See Note G, "Debt.")

During 2009, the Company issued a $230.0 million aggregate principal amount of 8.4 percent senior notes due May 2017. The Company received net proceeds of $225.4 million from this offering. (See Note G, "Debt.")

The Company entered into a privately negotiated agreement with a holder of its 5.4 percent senior notes due January 2015 (the "Notes") in which the Company agreed to exchange shares of its common stock, par value $1.00 per share, for the Notes during 2009. For the year ended December 31, 2009, the Company issued an aggregate 729,000 shares of its common stock in exchange for $15.5 million in aggregate principal amount of the Notes. The Company recognized a net gain of $118,000 related to this stock-for-debt exchange, which is included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings. (See Note G, "Debt.")

The Company's outstanding senior notes and indenture agreements are subject to certain covenants that include, among other things, restrictions on additional secured debt and the sale of assets. At December 31, 2010, the Company was in compliance with these covenants.

The Company's obligations to pay principal, premium, if any, and interest under its 6.9 percent senior notes due June 2013; 5.4 percent senior notes due January 2015; 8.4 percent senior notes due May 2017; and 6.6 percent senior notes due May 2020 are guaranteed on a joint and several basis by substantially all of its 100 percent-owned homebuilding subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full and unconditional. (See Note M, "Supplemental Guarantor Information.")

Unsecured Revolving Credit Facility

The Company terminated its unsecured revolving credit facility during 2009. Termination of the credit facility resulted in an expense of $1.7 million, which represented the write-off of unamortized debt costs, and was included in "Loss (income) related to early retirement of debt, net" within the Consolidated Statements of Earnings. The Company believed that it did not need the credit facility to meet its liquidity requirements and that it would be able to fund its homebuilding operations through its existing cash resources. In terminating this credit facility, the Company eliminated all related financial debt covenants. There were no borrowings outstanding under the revolving credit facility at the time of its termination. The Company had letters of credit outstanding under the credit agreement that totaled $75.1 million prior to the termination. To provide for these and other letters of credit required in the ordinary course of its business, the Company has entered into various new letter of credit agreements that are secured by restricted cash deposits. Prior to the termination, the Company modified its unsecured revolving credit facility earlier in 2009, resulting in a $1.8 million expense, which represented a pro rata portion of the facility's unamortized debt costs. (See Note G, "Debt.")

Letter of Credit Agreements
To provide letters of credit required in the ordinary course of its business, the Company has various secured letter of credit agreements that require it to maintain cash deposits for outstanding letters of credit. Outstanding letters of credit totaled $74.3 million and $71.6 million under these agreements at December 31, 2010 and 2009, respectively. (See Note G, "Debt.")

Nonrecourse Secured Notes Payable
To finance its land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2010, such notes payable outstanding amounted to $9.0 million, compared to $3.5 million at December 31, 2009. (See Note G, "Debt.")

Financial Services Subsidiaries
During 2010, the financial services segment used cash generated internally to finance its operations. During 2009, the financial services segment used cash generated internally and borrowings against the RMC Repurchase Agreement to finance its operations. RMC voluntarily terminated this facility on December 31, 2009. Under an agreement with its largest purchaser, RMC's early purchase program typically provides funding for the majority of its loan sales within one day of origination.

Other
In 2009, the Company filed a shelf registration with the SEC. The registration statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or convertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; and warrants to purchase both debt and equity securities. During 2009, the Company issued $230.0 million of 8.4 percent senior notes under its shelf registration statement. During 2010, the Company issued $300.0 million of 6.6 percent senior notes under its shelf registration statement. In the future, the Company intends to continue to maintain effective shelf registration statements that will facilitate access to the capital markets. The timing and amount of future offerings, if any, will depend on market and general business conditions.

During 2010, the Company did not repurchase any shares of its outstanding common stock. The Company had existing authorization of $142.3 million from its Board of Directors to purchase 8.4 million additional shares, based on the Company's stock price at December 31, 2010. Outstanding shares of common stock at December 31, 2010 and 2009, totaled 44,187,956 and 43,845,455, respectively.

The following table provides a summary of the Company's contractual cash obligations and commercial commitments at December 31, 2010, and the effect such obligations are expected to have on its future liquidity and cash flow:

(in thousands)	TOTAL	2011	2012–2013	2014–2015	AFTER 2015
Debt, principal maturities	**$ 884,183**	**$ 8,803**	**$ 186,399**	**$ 158,981**	**$ 530,000**
Interest on debt	**384,849**	**60,541**	**114,682**	**91,208**	**118,418**
Operating leases	**18,464**	**5,427**	**6,615**	**4,385**	**2,037**
Land option contracts[1]	**776**	**365**	**411**	**–**	**–**
Total at December 31, 2010	**$ 1,288,272**	**$ 75,136**	**$ 308,107**	**$ 254,574**	**$ 650,455**

[1] *Represents obligations under option contracts with specific performance provisions, net of cash deposits.*

While the Company expects challenging economic conditions to eventually subside, it is focused on managing overhead expense, land acquisition, development and homebuilding construction activity in order to maintain cash and debt levels commensurate with its business. The Company believes that it will be able to fund its homebuilding and financial services operations through its existing cash resources for the foreseeable future.

Off-Balance Sheet Arrangements
In the ordinary course of business, the Company enters into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Land and lot option purchase contracts enable the Company to control significant lot positions with a minimal capital investment, thereby reducing the risks associated with land ownership and development. At December 31, 2010, the Company

had $48.7 million in cash deposits and letters of credit pertaining to land and lot option purchase contracts with an aggregate purchase price of $374.6 million, of which $834,000 contained specific performance provisions. At December 31, 2009, the Company had $20.0 million in cash deposits and letters of credit pertaining to land and lot option purchase contracts with an aggregate purchase price of $223.0 million, none of which contained specific performance provisions. Additionally, the Company's liability is generally limited to forfeiture of nonrefundable deposits, letters of credit and other nonrefundable amounts incurred.

Pursuant to ASC No. 810 ("ASC 810"), "Consolidation," the Company consolidated $88.3 million of inventory not owned related to its land and lot option purchase contracts at December 31, 2010. The Company did not consolidate any inventory not owned at December 31, 2009. (See "Variable Interest Entities" and "Investments in Joint Ventures" within Note A, "Summary of Significant Accounting Policies.")

At December 31, 2010 and 2009, the Company had outstanding letters of credit under secured letter of credit agreements that totaled $74.3 million and $71.6 million, respectively. Additionally, at December 31, 2010, it had development or performance bonds that totaled $109.7 million, issued by third parties, to secure performance under various contracts and obligations related to land or municipal improvements, compared to $140.4 million at December 31, 2009. The Company expects that the obligations secured by these letters of credit and performance bonds will generally be satisfied in the ordinary course of business and in accordance with applicable contractual terms. To the extent that the obligations are fulfilled, the related letters of credit and performance bonds will be released, and the Company will not have any continuing obligations.

The Company has no material third-party guarantees other than those associated with its senior notes and investments in joint ventures. (See "Investments in Joint Ventures" within Note A, "Summary of Significant Accounting Policies," and Note M, "Supplemental Guarantor Information.")

Critical Accounting Policies

Preparation of the Company's consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies that management believes are critical and require the use of complex judgment in their application. There are items within the financial statements that require estimation, but they are not considered critical.

Management has discussed the critical accounting policies with the Audit Committee of its Board of Directors, and the Audit Committee has reviewed the disclosure.

Use of Estimates

In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions; material and labor costs; buyer preferences; construction timing; and provisions for insurance, mortgage loan reserves and warranty obligations. The Company accrues its best estimate of probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. Changes in assumptions relating to such factors, however, could have a material effect on the Company's results of operations for a particular quarterly or annual period.

Income Recognition

As required by ASC No. 976 ("ASC 976"), "Real Estate—Retail Land," revenues and cost of sales are recorded at the time each home or lot is closed; title and possession are transferred to the buyer; and there is no significant continuing involvement from the homebuilder. In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are allocated to the cost of homes closed, based upon the relative sales value basis of the total number of homes to be constructed in each community, in accordance with ASC No. 970 ("ASC 970"), "Real Estate—General." Estimated land, common area development and related costs of planned communities, including the cost of amenities, are allocated to individual parcels or communities on a relative sales value basis. Changes to estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific-identification method.

Marketable Securities
During 2009, the Company began to invest a portion of its available cash and cash equivalent balances in marketable securities with maturities in excess of three months in a managed portfolio. These securities are held in the custody of a single financial institution. To be considered for investment, securities must meet certain minimum requirements as to their credit ratings, time to maturity and other risk-related criteria as defined by the Company's investment policies. The primary objectives of these investments is the preservation of capital and maintaining a high degree of liquidity, with the secondary objective of attaining higher yields than those earned on the Company's cash and cash equivalent balances.

The Company considers its investment portfolio to be available-for-sale. Accordingly, these investments are recorded at fair value with unrealized gains and losses, net of tax, recorded in "Accumulated other comprehensive income" within the Consolidated Balance Sheets.

The Company reviews its available-for-sale securities for other-than-temporary declines in fair value below their cost basis each quarter and whenever events or changes in circumstances indicate that the cost basis of the asset may not be recoverable. This evaluation is based on a number of factors including the length of time and extent to which the fair value has been less than the security's cost basis and adverse conditions specifically related to the security including any changes to the rating of the security by a rating agency. A temporary impairment results in an unrealized loss being recorded in "Accumulated other comprehensive income" in "Stockholders' equity" within the Consolidated Balance Sheets. An other-than-temporary impairment charge is recorded as a realized loss in the Consolidated Statements of Earnings. None of the unrealized losses associated with the Company's marketable securities, available-for-sale, since the portfolio's inception have been determined to be other-than-temporary. The Company believes that the cost bases for its marketable securities, available-for-sale, were recoverable in all material respects at December 31, 2010 and 2009.

Inventory Valuation
Housing inventories consist principally of homes under construction; land under development and improved lots; and inventory held-for-sale. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the active development and construction stages. Inventories to be held and used are stated at cost unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Inventories held-for-sale are stated at the lower of cost or fair value less cost to sell.

As required by ASC 360, inventory is reviewed for potential write-downs on an ongoing basis. ASC 360 requires that, in the event that impairment indicators are present and undiscounted cash flows signify that the carrying amount of an asset is not recoverable, impairment charges must be recorded if the fair value of the asset is less than its carrying amount. The Company reviews all communities on a quarterly basis for changes in events or circumstances indicating signs of impairment. Examples of events or changes in circumstances include, but are not limited to: price declines resulting from sustained competitive pressures; a change in the manner in which the asset is being used; a change in assessments by a regulator or municipality; cost increases; the expectation that, more likely than not, an asset will be sold or disposed of significantly before the end of its previously estimated useful life; or the impact of local economic or macroeconomic conditions, such as employment or housing supply, on the market for a given product. Signs of impairment may include, but are not limited to: very low or negative profit margins; the absence of sales activity in an open community; and/or significant price differences for comparable parcels of land held-for-sale.

If it is determined that indicators of impairment exist in a community, undiscounted cash flows are prepared and analyzed at a community level based on expected pricing; sales rates; construction costs; local municipality fees; and warranty, closing, carrying, selling, overhead and other related costs; or similar assets to determine if the realizable value of the assets held are less than their respective carrying amounts. In order to determine assumed sales prices included in cash flow models, the Company analyzes historical sales prices on homes delivered in the community and other communities in the geographic area, as well as sales prices included in its current backlog for such communities. In addition, it analyzes market studies and trends, which generally include statistics on sales prices in neighboring communities and sales prices of similar products in non-neighboring communities in the same geographic area. In order to estimate costs to build and deliver homes, the Company generally assumes cost structures reflecting contracts currently in place with vendors, adjusted for any anticipated cost-reduction initiatives or increases. The Company's analysis of each community generally assumes current pricing equal to current sales orders for a particular or comparable community. For a minority of communities that the Company does not intend to operate for an extended period or whose operating life extends beyond several years, slight increases over current sales prices are assumed in later years. Once a community is considered to be impaired, the Company's determinations of fair value and new cost basis are primarily based on discounting estimated cash flows at rates commensurate with inherent risks that are associated with the assets. Discount rates used generally vary from 19.0 percent to 30.0 percent, depending on market risk, the size or life of a community and development risk. Due to the fact that estimates and assumptions included in cash flow models are based on historical results and projected trends, unexpected changes in market conditions that may lead to additional impairment charges in the future cannot be anticipated.

Valuation adjustments are recorded against homes completed or under construction, land under development and improved lots when analyses indicate that the carrying values are greater than the fair values. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. At December 31, 2010 and 2009, valuation reserves related to impaired inventories amounted to $361.4 million and $470.9 million, respectively. The net carrying values of the related inventories amounted to $236.3 million and $335.5 million at December 31, 2010 and 2009, respectively.

Inventory costs include direct costs of land and land development; material acquisition; and home construction expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Management believes its processes are designed to properly assess the market and the carrying values of assets.

Warranty Reserves
The Company's homes are sold with limited third-party warranties. Warranty reserves are established as homes close on a house-by-house basis in an amount estimated to be adequate to cover expected costs of materials and outside labor during warranty periods. Certain factors are considered in determining the reserves, including the historical range of amounts paid per house; experience with respect to similar home designs and geographical areas; the historical amount paid as a percentage of home construction costs; any warranty expenditures not considered to be normal and recurring; and conditions that may affect certain subdivisions. Improvements in quality control and construction techniques expected to impact future warranty expenditures are also considered. Accordingly, the process of determining the Company's warranty reserves balance requires estimates associated with various assumptions, each of which can positively or negatively impact this balance.

Generally, warranty reserves are reviewed monthly to determine the reasonableness and adequacy of both the aggregate reserve amount and the per unit reserve amount originally included in housing cost of sales, as well as to note the timing of any reversals of the original reserve. General warranty reserves not utilized for a particular house are evaluated for reasonableness in the aggregate on both a market-by-market basis and a consolidated basis. Warranty payments for an individual house may exceed the related reserve. Payments in excess of the related reserve are evaluated in the aggregate to determine if an adjustment to the warranty reserve should be recorded, which could result in a corresponding adjustment to housing cost of sales.

The Company continues to evaluate the adequacy of its warranty reserves and believes that its existing estimation process is materially accurate. Because the Company's warranty reserves can be impacted by a significant number of factors, it is possible that changes to the Company's assumptions could have a material impact on its warranty reserve balance.

Income Taxes
The Company calculates a provision for its income taxes by using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying temporary differences arising from the different treatment of items for tax and general accounting purposes. The Company evaluates its deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. In accordance with ASC No. 740 ("ASC 740"), "Income Taxes," the Company assesses whether a valuation allowance should be established based on available evidence indicating whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Significant judgment is required in estimating valuation allowances for deferred tax assets. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. This assessment considers, among other matters, current and cumulative income and loss; future profitability; the duration of statutory carryback or carryforward periods; asset turns; and tax planning alternatives. The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates. In certain cases, it also bases this estimate on business plan forecasts and other expectations about future outcomes. Changes in existing tax laws or rates could affect the Company's actual tax results, and its future business results may affect the amount of the Company's deferred tax liabilities or the valuation of its deferred tax assets over time. Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods, as well as to the fact that the residential homebuilding industry is cyclical and highly sensitive to changes in economic conditions, it is possible that actual results could differ from the estimates used in the Company's historical analyses. These differences could have a material impact on the Company's consolidated results of operations or financial position.

The Company recorded significant deferred tax assets in 2010, 2009 and 2008. These deferred tax assets were generated primarily by inventory impairments and by the Company's inability to carry back its 2010 net operating loss. The Company believes that the continued downturn in the housing market and the uncertainty as to its length and magnitude; the inability to carry back its current net operating losses; and the continued recognition of impairment charges are significant evidence of the need for a valuation allowance against its net deferred tax assets. At December 31, 2010, the Company had a valuation allowance equal to 100 percent of its net deferred tax assets. The Company is allowed to carry forward tax losses for 20 years and to apply such tax losses to future taxable income in order to realize federal deferred tax assets. To the extent that the Company generates sufficient taxable income in the future to utilize the tax benefits of related deferred tax assets, it expects to experience a reduction in its effective tax rate as the valuation allowance is reversed.

Mortgage Loan Loss Reserves
Reserves are created to address repurchase and indemnity claims by third-party investors or purchasers that arise primarily if the borrower obtained the loan through fraudulent information or omissions; if there are origination deficiencies attributable to RMC; or if the borrower does not make a first payment. Reserves are determined based on pending claims received that are associated with previously sold mortgage loans, industry foreclosure data, the Company's portfolio delinquency and foreclosure rates on sold loans made available by investors, as well as on historical loss payment patterns used to develop ultimate loss projections. Estimating losses is difficult due to the inherent uncertainty in predicting foreclosure activity, as well as to delays in processing and requests for payment related to the loan loss by agencies and financial institutions. Recorded reserves represent the Company's best estimate of current and future unpaid losses as of December 31, 2010, based on existing conditions and available information. The Company continues to evaluate the adequacy of its mortgage loan loss reserves and believes that its existing estimation process provides a reasonable estimate of loss. Because the Company's mortgage loan loss reserves can be impacted by a significant number of factors, it is possible that subsequent changes in conditions or available information may change assumptions and estimates, which could have a material impact on its mortgage loan loss reserve balance.

Share-Based Payments
The Company follows the provisions of ASC No. 718 ("ASC 718"), "Compensation—Stock Compensation," which requires that compensation expense be measured and recognized at an amount equal to the fair value of share-based payments granted under compensation arrangements. The Company calculates the fair value of stock options by using the Black-Scholes-Merton option-pricing model. The determination of the fair value of share-based awards at the grant date requires judgment in developing assumptions and

involves a number of variables. These variables include, but are not limited to: expected stock-price volatility over the term of the awards, expected dividend yield and expected stock option exercise behavior. Additionally, judgment is also required in estimating the number of share-based awards that are expected to forfeit. If actual results differ significantly from these estimates, stock-based compensation expense and the Company's consolidated results of operations could be materially impacted. The Company believes that accounting for stock-based compensation is a critical accounting policy because it requires the use of complex judgment in its application.

Outlook

During 2010, the Company experienced a significant decline in sales orders for new homes, compared to 2009. High unemployment; relatively high foreclosure activity and related sales of lender-controlled homes; low consumer confidence; and tight credit standards impacted the homebuilding industry and the Company's ability to attract qualified homebuyers during the year. Sales per community decreased for 2010, compared to 2009, primarily due to the expiration of the federal homebuyer tax credit in April and to uncertainty regarding economic trends. High unemployment, an increase in homeowners with little or no equity in their homes and modest economic growth are likely to continue to impact housing markets in the near term. At December 31, 2010, the Company's backlog of orders for new homes totaled 1,187 units, or a projected dollar value of $297.4 million, reflecting a decrease of 31.6 percent in projected dollar value from $435.1 million at December 31, 2009. The Company continues to focus on its objectives of reloading inventory and operating profitably by increasing its number of active communities and taking advantage of attractive land acquisition opportunities as they arise, lowering construction costs and achieving overhead levels commensurate with volume. Its charges for asset impairments and land option contract abandonments have declined dramatically. However, recent sales trends will negatively impact the Company's financial performance in the near term. Although the Company's outlook is cautious, it is well positioned to successfully take advantage of any improvement in economic factors.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Summary

The following table provides information about the Company's significant financial instruments that are sensitive to changes in interest rates at December 31, 2010. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For other financial instruments, weighted-average rates are based on implied forward rates as of the reporting date.

Interest Rate Sensitivity
Principal Amount by Expected Maturity

(in thousands)	2011	2012–2013	2014–2015	THERE-AFTER	TOTAL	FAIR VALUE
Senior notes (fixed rate)	$ –	$ 186,192	$ 158,981	$ 530,000	$ 875,173	$ 909,537
Average interest rate	–%	6.9%	5.4%	7.4%	6.9%	
Other financial instruments						
Mortgage interest rate lock commitments:						
Notional amount	$ 95,019	$ –	$ –	$ –	$ 95,019	$ 1,496
Average interest rate	4.7%	–%	–%	–%	4.7%	
Forward-delivery contracts:						
Notional amount	63,595	–	–	–	63,595	719
Average interest rate	4.0%	–%	–%	–%	4.0%	
Options on futures contracts:						
Notional amount	10,000	–	–	–	10,000	81
Average interest rate	–%	–%	–%	–%	–%	

Interest rate risk is a primary market risk facing the Company. Interest rate risk arises principally in the Company's financial services segment. The Company enters into forward-delivery contracts, and may at times use other hedging contracts, to mitigate its exposure to movement in interest rates on mortgage interest rate lock commitments ("IRLCs"). In managing interest rate risk, the Company does not speculate on the direction of interest rates. (See "Derivative Instruments" within Note A, "Summary of Significant Accounting Policies," and Note D, "Derivative Instruments.")

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except share data)	YEAR ENDED DECEMBER 31, 2010	2009	2008
REVENUES			
Homebuilding	**$ 1,031,758**	$ 1,241,711	$ 1,911,631
Financial services	**32,134**	41,902	64,493
TOTAL REVENUES	**1,063,892**	1,283,613	1,976,124
EXPENSES			
Cost of sales	**915,723**	1,318,847	2,003,342
Loss (earnings) from unconsolidated joint ventures	**3,671**	(333)	43,900
Selling, general and administrative	**132,968**	154,186	250,278
Financial services	**31,289**	42,211	41,466
Corporate	**25,125**	28,321	42,298
Interest	**26,526**	14,350	–
TOTAL EXPENSES	**1,135,302**	1,557,582	2,381,284
OTHER (LOSS) INCOME			
Gain from marketable securities, net	**5,774**	3,725	–
(Loss) income related to early retirement of debt, net	**(19,308)**	10,573	(604)
TOTAL OTHER (LOSS) INCOME	**(13,534)**	14,298	(604)
Loss before taxes	**(84,944)**	(259,671)	(405,764)
Tax expense (benefit)	**195**	(97,197)	(9,179)
NET LOSS	**$ (85,139)**	$ (162,474)	$ (396,585)
NET LOSS PER COMMON SHARE			
Basic	**$ (1.93)**	$ (3.74)	$ (9.33)
Diluted	**(1.93)**	(3.74)	(9.33)
AVERAGE COMMON SHARES OUTSTANDING			
Basic	**44,050,013**	43,464,955	42,496,796
Diluted	**44,050,013**	43,464,955	42,496,796
DIVIDENDS DECLARED PER COMMON SHARE	**$ 0.12**	$ 0.12	$ 0.39

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	DECEMBER 31, 2010	2009
ASSETS		
Cash, cash equivalents and marketable securities		
Cash and cash equivalents	**$ 226,647**	$ 285,199
Restricted cash	**74,788**	71,853
Marketable securities, available-for-sale	**437,795**	457,854
Total cash, cash equivalents and marketable securities	**739,230**	814,906
Housing inventories		
Homes under construction	**275,487**	338,909
Land under development and improved lots	**401,466**	266,286
Inventory held-for-sale	**34,159**	62,140
Consolidated inventory not owned	**88,289**	–
Total housing inventories	**799,401**	667,335
Property, plant and equipment	**19,506**	21,858
Current taxes receivable, net	**–**	99,043
Other	**94,566**	91,245
TOTAL ASSETS	**1,652,703**	1,694,387
LIABILITIES		
Accounts payable	**63,384**	78,533
Accrued and other liabilities	**147,779**	177,814
Debt	**879,878**	856,178
TOTAL LIABILITIES	**1,091,041**	1,112,525
EQUITY		
STOCKHOLDERS' EQUITY		
Preferred stock, $1.00 par value:		
Authorized—10,000 shares Series A Junior Participating Preferred, none outstanding	**–**	–
Common stock, $1.00 par value:		
Authorized—199,990,000 shares		
Issued—44,187,956 shares at December 31, 2010 (43,845,455 shares at December 31, 2009)	**44,188**	43,845
Retained earnings	**453,801**	534,906
Accumulated other comprehensive income	**1,867**	3,111
TOTAL STOCKHOLDERS' EQUITY FOR THE RYLAND GROUP, INC	**499,856**	581,862
NONCONTROLLING INTEREST	**61,806**	–
TOTAL EQUITY	**561,662**	581,862
TOTAL LIABILITIES AND EQUITY	**$ 1,652,703**	$ 1,694,387

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share data)	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME[1]	TOTAL STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY BALANCE AT JANUARY 1, 2008	$ 42,151	$ 1,078,521	$ 4,054	$ 1,124,726
Comprehensive loss:				
Net loss		(396,585)		(396,585)
Other comprehensive loss, net of tax:				
Change in net unrealized gain related to cash flow hedging instruments, net of taxes of $473			(763)	(763)
Total comprehensive loss				(397,348)
Common stock dividends (per share $0.39)		(16,719)		(16,719)
Stock-based compensation and related income tax benefit	603	14,100		14,703
STOCKHOLDERS' EQUITY BALANCE AT DECEMBER 31, 2008	$ 42,754	$ 679,317	$ 3,291	$ 725,362
NONCONTROLLING INTEREST				13,816
TOTAL EQUITY BALANCE AT DECEMBER 31, 2008				$ 739,178
STOCKHOLDERS' EQUITY BALANCE AT JANUARY 1, 2009	$ 42,754	$ 679,317	$ 3,291	$ 725,362
Comprehensive loss:				
Net loss		(162,474)		(162,474)
Other comprehensive loss, net of tax:				
Change in net unrealized gain related to cash flow hedging instruments and available-for-sale securities, net of taxes of $111			(180)	(180)
Total comprehensive loss				(162,654)
Common stock dividends (per share $0.12)		(5,308)		(5,308)
Common stock issued in stock-for-senior debt exchange	729	14,548		15,277
Stock-based compensation and related income tax benefit	362	8,823		9,185
STOCKHOLDERS' EQUITY BALANCE AT DECEMBER 31, 2009	$ 43,845	$ 534,906	$ 3,111	$ 581,862
NONCONTROLLING INTEREST				–
TOTAL EQUITY BALANCE AT DECEMBER 31, 2009				$ 581,862
STOCKHOLDERS' EQUITY BALANCE AT JANUARY 1, 2010	**$ 43,845**	**$ 534,906**	**$ 3,111**	**$ 581,862**
Comprehensive loss:				
Net loss		**(85,139)**		**(85,139)**
Other comprehensive loss, net of tax:				
Change in net unrealized gain related to cash flow hedging instruments and available-for-sale securities, net of taxes of $771			**(1,244)**	**(1,244)**
Total comprehensive loss				**(86,383)**
Common stock dividends (per share $0.12)		**(5,381)**		**(5,381)**
Stock-based compensation	**343**	**9,415**		**9,758**
STOCKHOLDERS' EQUITY BALANCE AT DECEMBER 31, 2010	**$ 44,188**	**$ 453,801**	**$ 1,867**	**$ 499,856**
NONCONTROLLING INTEREST				**61,806**
TOTAL EQUITY BALANCE AT DECEMBER 31, 2010				**$ 561,662**

[1] *At December 31, 2010, the balance in "Accumulated other comprehensive income" was comprised of an unrealized gain of $1.8 million that related to cash flow hedging instruments (treasury locks) and a net unrealized gain of $67,000 that related to the Company's marketable securities, available-for-sale, net of taxes of $1.1 million and $40,000, respectively. At December 31, 2009, the balance in "Accumulated other comprehensive income" was comprised of an unrealized gain of $2.5 million that related to cash flow hedging instruments (treasury locks) and a net unrealized gain of $564,000 that related to the Company's marketable securities, available-for-sale, net of taxes of $1.6 million and $349,000, respectively. At December 31, 2008, the balance in "Accumulated other comprehensive income" was comprised of an unrealized gain of $3.3 million that related to cash flow hedging instruments (treasury locks), net of taxes of $2.0 million. (See Note D, "Derivative Instruments," and Note E, "Marketable Securities, Available-for-sale.")*

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	YEAR ENDED DECEMBER 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	**$ (85,139)**	$ (162,474)	$ (396,585)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:			
Depreciation and amortization	**17,337**	25,068	51,611
Inventory and other asset impairments and write-offs	**44,014**	201,975	325,480
Loss (income) on early extinguishment of debt, net	**19,308**	(10,573)	604
Gain on marketable securities	**(3,189)**	(963)	–
Deferred tax valuation allowance	**32,740**	2,132	143,784
Stock-based compensation expense	**11,727**	10,222	9,048
Changes in assets and liabilities:			
(Increase) decrease in inventories	**(106,336)**	214,086	383,237
Net change in other assets, payables and other liabilities	**4,556**	14,931	(239,362)
Excess tax benefits from stock-based compensation	**–**	(580)	(3,138)
Other operating activities, net	**(4,350)**	1,859	(26,227)
Net cash (used for) provided by operating activities	**(69,332)**	295,683	248,452
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(13,165)**	(2,106)	(9,866)
Purchases of marketable securities, available-for-sale	**(1,720,473)**	(1,273,997)	(7,948)
Proceeds from sales and maturities of marketable securities, available-for-sale	**1,742,913**	821,589	10,124
Other investing activities, net	**10**	91	40
Net cash provided by (used for) investing activities	**9,285**	(454,423)	(7,650)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash proceeds of long-term debt	**300,000**	225,414	–
Retirement of long-term debt	**(300,554)**	(88,239)	(54,000)
Net (repayments) borrowings against revolving credit facilities	**–**	(22,125)	22,125
Increase (decrease) in short-term borrowings	**5,500**	(18,764)	(16,806)
Common stock dividends	**(5,367)**	(5,272)	(20,510)
Issuance of common stock under stock-based compensation	**4,851**	4,512	7,098
Excess tax benefits from stock-based compensation	**–**	580	3,138
Increase in restricted cash	**(2,935)**	(41,853)	(16,111)
Net cash provided by (used for) financing activities	**1,495**	54,253	(75,066)
Net (decrease) increase in cash and cash equivalents	**(58,552)**	(104,487)	165,736
Cash and cash equivalents at beginning of period	**285,199**	389,686	223,950
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 226,647**	$ 285,199	$ 389,686
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest, net of capitalized interest	**$ 25,387**	$ 13,280	$ 76
Cash refunds received for income taxes	**99,320**	165,334	20,111
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES			
(Increase) decrease in consolidated inventory not owned related to land options	**$ (61,806)**	$ 13,574	$ 54,283
Decrease in debt related to common stock-for-senior debt exchange	**–**	15,500	–

See Notes to Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of The Ryland Group, Inc. and its 100 percent-owned subsidiaries. Noncontrolling interest represents the selling entities' ownership interests in land and lot option purchase contracts. Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2010 presentation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents totaled $226.6 million and $285.2 million at December 31, 2010 and 2009, respectively. The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less and cash held in escrow accounts to be cash equivalents.

At December 31, 2010 and 2009, the Company had restricted cash of $74.8 million and $71.9 million, respectively. The Company has various secured letter of credit agreements that require it to maintain cash deposits as collateral for outstanding letters of credit. Cash restricted under these agreements totaled $74.7 million and $71.7 million at December 31, 2010 and 2009, respectively. In addition, RMC had restricted cash for funds held in trust for third parties of $100,000 and $167,000 at December 31, 2010 and 2009, respectively.

Marketable Securities, Available-for-sale
The Company considers its marketable security investment portfolio available-for-sale. Accordingly, these investments are recorded at fair value with unrealized gains or losses generally recorded in other comprehensive income. (See Note E, "Marketable Securities, Available-for-sale.")

Homebuilding Revenues
In accordance with ASC 976, homebuilding revenues are recognized when home and lot sales are closed; title and possession are transferred to the buyer; and there is no significant continuing involvement from the homebuilder. Sales incentives offset revenues and are expensed when homes are closed.

Housing Inventories
Housing inventories consist principally of homes under construction; land under development and improved lots; and inventory held-for-sale. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the active development and construction stages. Inventories to be held and used are stated at cost unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Inventories held-for-sale are stated at the lower of cost or fair value, less cost to sell.

As required by ASC 360, inventory is reviewed for potential write-downs on an ongoing basis. ASC 360 requires that, in the event that impairment indicators are present and undiscounted cash flows signify that the carrying amount of an asset is not recoverable, impairment charges must be recorded if the fair value of the asset is less than its carrying amount. The Company reviews all communities on a quarterly basis for changes in events or circumstances indicating signs of impairment. Examples of events or changes in circumstances include, but are not limited to: price declines resulting from sustained competitive pressures; a change in the manner in which the asset is being used; a change in assessments by a regulator or municipality; cost increases; the expectation that, more likely than not, an asset will be sold or disposed of significantly before the end of its previously estimated useful life; or the impact of local economic or macroeconomic conditions, such as employment or housing supply, on the market for a given product. Signs of impairment may include, but are not limited to: very low or negative profit margins; the absence of sales activity in an open community; and/or significant price differences for comparable parcels of land held-for-sale.

If it is determined that indicators of impairment exist in a community, undiscounted cash flows are prepared and analyzed at a community level based on expected pricing; sales rates; construction costs; local municipality fees; and warranty, closing, carrying, selling, overhead and other related costs; or similar assets to determine if the realizable value of the assets held are less than their respective carrying amounts. In order to determine assumed sales prices included in cash flow models, the Company analyzes historical sales prices on homes delivered in the community and other communities in the geographic area, as well as sales prices included in its current backlog for such communities. In addition, it analyzes market studies and trends, which generally include statistics on sales prices in neighboring communities and sales prices of similar products in non-neighboring communities in the same geographic area. In order to estimate costs to build and deliver homes, the Company generally assumes cost structures reflecting contracts currently in place with vendors, adjusted for any anticipated cost-reduction initiatives or increases. The Company's analysis of each community generally assumes current pricing equal to current sales orders for a particular or comparable community. For a minority of communities that the Company does not intend to operate for an extended period or whose operating life extends beyond several years, slight increases over current sales prices are assumed in later years. Once a community is considered to be impaired, the Company's determinations of fair value and new cost basis are primarily based on discounting estimated cash flows at rates commensurate with inherent risks that are associated with the assets. Discount rates used generally vary from 19.0 percent to 30.0 percent, depending on market risk, the size or life of a community and development risk. Due to the fact that estimates and assumptions included in cash flow models are based on historical results and projected trends, unexpected changes in market conditions that may lead to additional impairment charges in the future cannot be anticipated.

Valuation adjustments are recorded against homes completed or under construction, land under development or improved lots when analyses indicate that the carrying values are greater than the fair values. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. At December 31, 2010 and 2009, valuation reserves related to impaired inventories amounted to $361.4 million and $470.9 million, respectively. The net carrying values of the related inventories amounted to $236.3 million and $335.5 million at December 31, 2010 and 2009, respectively.

The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. (See "Homebuilding" within Management's Discussion and Analysis of Financial Condition and Results of Operations.)

Interest and taxes are capitalized during active development and construction stages. Capitalized interest is amortized as the related inventory is delivered to homebuyers. The following table is a summary of activity related to capitalized interest:

(in thousands)	**2010**	2009	2008
Capitalized interest at January 1	**$ 89,828**	$ 105,010	$ 119,267
Interest capitalized	**33,321**	39,127	46,889
Interest amortized to cost of sales	**(43,238)**	(54,309)	(61,146)
Capitalized interest at December 31	**$ 79,911**	$ 89,828	$ 105,010

The following table summarizes each reporting segment's total number of lots owned and lots controlled under option agreements:

	DECEMBER 31, 2010			DECEMBER 31, 2009		
	LOTS OWNED	**LOTS OPTIONED**	**TOTAL**	LOTS OWNED	LOTS OPTIONED	TOTAL
North	**4,997**	**3,782**	**8,779**	4,112	2,102	6,214
Southeast	**6,175**	**771**	**6,946**	6,660	637	7,297
Texas	**3,402**	**1,538**	**4,940**	3,688	887	4,575
West	**1,982**	**568**	**2,550**	1,406	410	1,816
Total	**16,556**	**6,659**	**23,215**	15,866	4,036	19,902

Variable Interest Entities ("VIE")
As required by ASC 810, a VIE is to be consolidated by a company if that company has the power to direct the VIE's activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. ASC 810 also requires disclosures about VIEs that the company is not obligated to consolidate, but in which it has a significant, though not primary, variable interest.

The Company enters into joint ventures, from time to time, for the purpose of acquisition and co-development of land parcels and lots. Its investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices. The Company's liability is generally limited to forfeiture of nonrefundable deposits, letters of credit and other nonrefundable amounts incurred. In accordance with the requirements of ASC 810, certain of the Company's lot option purchase contracts may result in the creation of a variable interest in a VIE.

In compliance with the provisions of ASC 810, the Company consolidated $88.3 million of inventory not owned related to its land and lot option purchase contracts at December 31, 2010, while the Company did not consolidate any inventory related to its land and lot option purchase contracts at December 31, 2009. Although the Company may not have had legal title to the optioned land at December 31, 2010, under ASC 810, it had the primary variable interest and was required to consolidate the particular VIE's assets under option at fair value. Additionally, to reflect the fair value of the inventory consolidated under ASC 810, the Company eliminated $26.5 million of its related cash deposits for lot option purchase contracts, which were included in "Consolidated inventory not owned" within the Consolidated Balance Sheets. Noncontrolling interest totaling $61.8 million was recorded with respect to the consolidation of these contracts, representing the selling entities' ownership interests in these VIEs. Additionally, the Company had cash deposits and/or letters of credit totaling $11.6 million and $15.0 million at December 31, 2010 and 2009, respectively, that were associated with lot option purchase contracts having aggregate purchase prices of $130.7 million and $175.5 million, respectively. As the Company did not have the primary variable interest in these contracts, it was not required to consolidate them.

Investments in Joint Ventures
The Company enters into joint ventures, from time to time, for the purpose of acquisition and co-development of land parcels and lots. Currently, the Company participates in six active homebuilding joint ventures in the Austin, Chicago, Dallas, Denver and Washington, D.C., markets. It participates in a number of joint ventures in which it has less than a controlling interest. The Company recognizes its share of the respective joint ventures' earnings or losses from the sale of lots to other homebuilders. It does not, however, recognize earnings from lots that it purchases from the joint ventures. Instead, the Company reduces its cost basis in these lots by its share of the earnings from the lots.

The following table summarizes each reporting segment's total estimated share of lots owned and controlled by the Company under its joint ventures:

	DECEMBER 31, 2010			DECEMBER 31, 2009		
	LOTS OWNED	**LOTS OPTIONED**	**TOTAL**	LOTS OWNED	LOTS OPTIONED	TOTAL
North	**150**	**-**	**150**	-	-	-
Southeast	**-**	**-**	**-**	-	-	-
Texas	**68**	**-**	**68**	101	-	101
West	**166**	**1,209**	**1,375**	166	1,209	1,375
Total	**384**	**1,209**	**1,593**	267	1,209	1,476

At December 31, 2010 and 2009, the Company's investments in its unconsolidated joint ventures totaled $13.4 million and $10.4 million, respectively, and were classified in "Other" assets within the Consolidated Balance Sheets. The increase in the Company's investment for 2010 was primarily due to its investment in a new joint venture, partially offset by impairment charges taken during the year ended December 31, 2010. For the year ended December 31, 2010, the Company's equity in loss from unconsolidated joint ventures totaled $3.7 million as a result of $4.1 million of valuation adjustments recorded against its investments in two joint ventures in Denver during the year, compared to equity in earnings that totaled $333,000 for the same period in 2009 and equity in loss that totaled $43.9 million for the same period in 2008.

During 2008, debt related to one of the Company's unconsolidated joint ventures was declared in default, and the administrative agent for the lenders foreclosed on the real estate securing the loan in a nonjudicial foreclosure proceeding. The Company and its partners in this joint venture provided a limited Repayment Guarantee of the outstanding debt that can only be pursued upon the occurrence of certain bankruptcy events with respect to the joint venture. In addition, a Completion Guarantee was also provided that pertained to development and improvement costs. The Company had a 3.3 percent interest in this joint venture, and its obligation with respect to the Repayment and Completion Guarantees was limited to its pro rata percentage of the guarantee and/or costs, as applicable. The administrative agent, under the loan documents, filed a complaint against the Company and certain other partners in the joint venture during the fourth quarter of 2008 that sought enforcement of the Repayment and Completion Guarantees, including a damage claim for an alleged failure of performance. On November 2, 2010, the Company and its partners reached a tentative settlement of this lawsuit with the lenders and are in the process of finalizing this settlement, which will not have a material adverse effect on its financial condition.

Property, Plant and Equipment
Property, plant and equipment, which included model home furnishings of $18.7 million and $20.5 million at December 31, 2010 and 2009, respectively, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings are amortized over the life of the community as homes are closed. The amortization expense is included in "Selling, general and administrative" within the Consolidated Statements of Earnings.

Service Liabilities
Service, warranty and completion costs are estimated and accrued at the time a home closes and are updated as experience requires.

Advertising Costs
The Company expenses advertising costs as they are incurred. Advertising costs totaled $4.5 million, $5.3 million and $14.4 million in 2010, 2009 and 2008, respectively, and are included in "Selling, general and administrative" expense within the Consolidated Statements of Earnings.

Loan Origination Fees, Costs, Mortgage Discount Points and Loan Sales
In accordance with ASC No. 825 ("ASC 825"), "Financial Instruments," loan origination fees, net of loan discount points, were recognized in earnings upon the origination of related mortgage loans. Revenues from sales of mortgage loans, including servicing premiums, were recognized upon satisfaction of criteria required by ASC No. 860 ("ASC 860"), "Transfers and Servicing." Generally, in order for revenue to be recognized, ASC 860 requires that control of the loans be passed to the purchaser and that consideration other than beneficial interests be received in return.

Derivative Instruments
In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans; options on forward-delivery contracts; and options on futures contracts, to minimize the impact of movement in market interest rates on IRLCs. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. It manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits. The Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are included within the Consolidated Balance Sheets in "Other" assets or "Accrued and other liabilities" at fair value, with changes in value recorded in current earnings. The Company's mortgage pipeline includes IRLCs, which represent commitments that have been extended

by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria.

Comprehensive Loss

Comprehensive loss consists of net earnings or losses and the increase or decrease in unrealized gains or losses on the Company's available-for-sale securities, as well as the decrease in unrealized gains associated with treasury locks, net of applicable taxes. Comprehensive loss totaled $86.4 million, $162.7 million and $397.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Income Taxes

The Company files a consolidated federal income tax return. Certain items of income and expense are included in one period for financial reporting purposes and in another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on enacted tax rates and are subsequently adjusted for changes in these rates. A valuation allowance against the Company's deferred tax assets may be established if it is more likely than not that all or some portion of the deferred tax assets will not be realized. A change in deferred tax assets or liabilities results in a charge or credit to deferred tax expense. (See "Critical Accounting Policies" within Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note H, "Income Taxes.")

Per Share Data

Basic net earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share give effect to dilutive common stock equivalent shares. For the years ended December 31, 2010, 2009 and 2008, the effects of outstanding restricted stock units and stock options were not included in diluted earnings per share calculations as they would have been antidilutive due to the Company's net loss in those years.

Stock-Based Compensation

In accordance with the terms of its shareholder-approved equity incentive plan, the Company issues various types of stock awards that include, but are not limited to, grants of stock options and restricted stock units. The Company records expense associated with its grant of stock awards in accordance with the provisions of ASC 718, which requires that stock-based payments to employees be recognized, based on their estimated fair values, in the Consolidated Statements of Earnings as compensation expense over the vesting period of the awards.

Additionally, the Company grants stock awards to the non-employee members of its Board of Directors pursuant to its shareholder-approved director stock plan. Stock-based compensation is recognized over the service period for such awards.

New Accounting Pronouncements

ASU 2010-20 and ASU 2011-01

In July 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-20 ("ASU 2010-20"), "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 amends Topic 310, "Receivables," to provide additional disclosures related to credit risk inherent in an entity's portfolio of financing receivables. ASU 2010-20 was previously effective for interim and annual reporting periods ending after December 15, 2010. However, in January 2011, the FASB issued ASU No. 2011-01 ("ASU 2011-01"), "Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," to delay the effective date to interim or annual periods ending after June 15, 2011. The Company does not anticipate that ASU 2010-20 and ASU 2011-01 will have a material impact on its consolidated financial statements.

Note B: Segment Information

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it operates in 15 states and 18 homebuilding divisions across the country. The Company consists of six segments: four geographically-determined homebuilding regions (North, Southeast, Texas and West); financial services; and corporate.

The homebuilding segments specialize in the sale and construction of single-family attached and detached housing. The Company's financial services segment, which includes RMC, RHIC, LPS and CNRRG, provides mortgage-related products and services, as well as title, escrow and insurance services, to its homebuyers. Corporate is a nonoperating business segment with the sole purpose of supporting operations. In order to best reflect the Company's financial position and results of operations, certain corporate expenses are allocated to the homebuilding and financial services segments, along with certain assets and liabilities relating to employee benefit plans.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings and risk. The accounting policies of the segments are the same as those described in Note A, "Summary of Significant Accounting Policies."

Selected Segment Information

	YEAR ENDED DECEMBER 31,		
(in thousands)	**2010**	2009	2008
REVENUES			
Homebuilding			
North	**$ 344,154**	$ 437,922	$ 639,814
Southeast	**282,923**	315,117	558,194
Texas	**281,067**	332,118	415,761
West	**123,614**	156,554	297,862
Financial services	**32,134**	41,902	64,493
Total	**$ 1,063,892**	$ 1,283,613	$ 1,976,124
(LOSS) EARNINGS BEFORE TAXES			
Homebuilding			
North	**$ (16,897)**	$ (101,520)	$ (156,158)
Southeast	**(22,277)**	(99,362)	(95,449)
Texas	**(1,614)**	(6,994)	(19,828)
West	**(6,342)**	(37,463)	(114,454)
Financial services	**845**	(309)	23,027
Corporate and unallocated	**(38,659)**	(14,023)	(42,902)
Total	**$ (84,944)**	$ (259,671)	$ (405,764)
DEPRECIATION AND AMORTIZATION			
Homebuilding			
North	**$ 4,741**	$ 5,496	$ 9,883
Southeast	**4,525**	5,961	16,405
Texas	**3,001**	5,702	8,437
West	**4,343**	6,917	15,321
Financial services	**254**	305	361
Corporate and unallocated	**473**	687	1,204
Total	**$ 17,337**	$ 25,068	$ 51,611

	DECEMBER 31,	
(in thousands)	**2010**	2009
IDENTIFIABLE ASSETS		
Homebuilding		
North	**$ 374,750**	$ 225,454
Southeast	**214,378**	240,601
Texas	**177,075**	206,038
West	**119,625**	78,471
Financial services	**74,180**	79,559
Corporate and unallocated	**692,695**	864,264
Total	**$ 1,652,703**	$ 1,694,387

Note C: Earnings Per Share Reconciliation

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,		
(in thousands, except share data)	**2010**	2009	2008
NUMERATOR			
Net loss	$ **(85,139)**	$ (162,474)	$ (396,585)
DENOMINATOR			
Basic earnings per share—weighted-average shares	**44,050,013**	43,464,955	42,496,796
Effect of dilutive securities	**–**	–	–
Diluted earnings per share—adjusted weighted-average shares and assumed conversions	**44,050,013**	43,464,955	42,496,796
NET LOSS PER COMMON SHARE			
Basic	$ **(1.93)**	$ (3.74)	$ (9.33)
Diluted	**(1.93)**	(3.74)	(9.33)

For the years ended December 31, 2010, 2009 and 2008, the effects of outstanding restricted stock units and stock options were not included in the diluted earnings per share calculations as they would have been antidilutive due to the Company's net loss in those years.

Note D: Derivative Instruments

The Company, which uses derivative financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments were as follows:

	DECEMBER 31,	
(in thousands)	**2010**	2009
Mortgage interest rate lock commitments	$ **95,019**	$ 117,804
Hedging contracts:		
Forward-delivery contracts	$ **63,595**	$ 68,660
Options on futures contracts	**10,000**	–

IRLCs represent loan commitments with customers at market rates generally up to 180 days before settlement. IRLCs expose the Company to market risk if mortgage rates increase. IRLCs had interest rates generally ranging from 3.5 percent to 5.5 percent at December 31, 2010 and 2009.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movement in interest rates on IRLCs. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.

During 2006, the Company terminated its $100.0 million treasury lock at 4.2 percent and its $150.0 million treasury lock at 4.1 percent. These hedges, which were evaluated and deemed to be highly effective at the inception of the contracts, were entered into to facilitate the replacement of higher rate senior and senior subordinated debt in 2006. In accordance with ASC 815, the Company accounted for the treasury locks as cash flow hedges. The $8.4 million effective portion of the settlement value of the $150.0 million treasury lock was recorded in 2006, net of income tax effect, in "Accumulated other comprehensive income" and will be amortized over the seven-year life of the related senior notes maturing in 2013. The Company recorded amortization of $1.2 million for the years ended December 31, 2010, 2009 and 2008, related to the effective portion of this termination.

Note E: Marketable Securities, Available-for-sale

The Company's investment portfolio includes U.S. Treasury securities; obligations of U.S. government and local government agencies; corporate debt backed by U.S. government/agency programs; corporate debt securities; asset-backed securities of U.S. government agencies and covered bonds; time deposits; and short-term pooled investments. These investments are primarily held in the custody of a single financial institution. Time deposits and short-term pooled investments, which are not considered cash equivalents, have original maturities in excess of 90 days. The Company considers its investment portfolio to be available-for-sale as defined in ASC No. 320 ("ASC 320"), "Investments—Debt and Equity Securities." Accordingly, these investments are recorded at fair value. The cost of securities sold is based on an average-cost basis. Unrealized gains and losses on these investments were included in "Accumulated other comprehensive income," net of tax, within the Consolidated Balance Sheets.

The Company reviews its available-for-sale securities for other-than-temporary declines in fair values below their cost bases periodically and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At December 31, 2010 and 2009, the Company believed that the cost bases for its available-for-sale securities were recoverable in all material respects.

For the years ended December 31, 2010 and 2009, net realized earnings totaled $5.8 million and $3.7 million, respectively, and were recorded in "Gain from marketable securities, net" within the Consolidated Statements of Earnings.

The fair values of marketable securities, available-for-sale by type of security were as follows:

				DECEMBER 31, 2010
(in thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Type of security:				
U.S. Treasury securities	**$ 15,782**	**$ 81**	**$ –**	**$ 15,863**
Obligations of U.S. and local government agencies	**33,247**	**12**	**(215)**	**33,044**
Corporate debt securities issued under U.S. government/agency-backed programs	**170,878**	**112**	**–**	**170,990**
Corporate debt securities	**104,976**	**218**	**(92)**	**105,102**
Asset-backed securities	**7,643**	**1**	**(12)**	**7,632**
Total debt securities	**332,526**	**424**	**(319)**	**332,631**
Time deposits	**76,312**	**–**	**–**	**76,312**
Short-term pooled investments	**28,850**	**2**	**–**	**28,852**
Total marketable securities, available-for-sale	**$ 437,688**	**$ 426**	**$ (319)**	**$ 437,795**

				DECEMBER 31, 2009
Type of security:				
U.S. Treasury securities	$ 61,230	$ 2	$ (74)	$ 61,158
Obligations of U.S. and local government agencies	170,960	233	(74)	171,119
Corporate debt securities issued under U.S. government/agency-backed programs	67,919	267	–	68,186
Corporate debt securities	76,660	565	(6)	77,219
Asset-backed securities	100	–	–	100
Total debt securities	376,869	1,067	(154)	377,782
Time deposits	10,314	–	–	10,314
Short-term pooled investments	69,758	–	–	69,758
Total marketable securities, available-for-sale	$ 456,941	$ 1,067	$ (154)	$ 457,854

The primary objectives of the Company's investment portfolio are safety of principal and liquidity. Investments are made with the purpose of achieving the highest rate of return consistent with these two objectives. The Company's investment policy limits investments to debt rated investment grade or better, as well as to bank and money market instruments and to issues by the U.S. government, U.S. government agencies and municipal or other institutions primarily with investment-grade credit ratings. Policy restrictions are placed on maturities, as well as on concentration by type and issuer.

The fair values of marketable securities, available-for-sale by contractual maturity were as follows:

(in thousands)	DECEMBER 31, 2010	2009
Contractual maturity:		
Maturing in one year or less	**$ 22,244**	$ 87,142
Maturing after one year through three years	**299,381**	290,640
Maturing after three years	**11,006**	–
Total debt securities	**332,631**	377,782
Time deposits and short-term pooled investments	**105,164**	80,072
Total marketable securities, available-for-sale	**$ 437,795**	$ 457,854

Note F: Fair Values of Financial and Nonfinancial Instruments

Financial Instruments

The Company's financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using other valuation techniques. Estimated fair values are significantly affected by the assumptions used. As required by ASC No. 820 ("ASC 820"), "Fair Value Measurements and Disclosures," fair value measurements of financial instruments are categorized as Level 1, Level 2 or Level 3, based on the type of inputs used in estimating fair value.

Level 1 fair values are those determined using quoted prices in active markets for identical assets or liabilities with no valuation adjustments applied. Level 2 fair values are those determined using directly or indirectly observable inputs in the marketplace that are other than Level 1 inputs. Level 3 fair values are those determined using unobservable inputs, including the use of internal assumptions, estimates or models. Valuation of these items is, therefore, sensitive to the assumptions used. Fair values represent the Company's best estimates as of December 31, 2010, based on existing conditions and available information at the issuance date of these financial statements. Subsequent changes in conditions or available information may change assumptions and estimates.

The carrying values of cash, cash equivalents, restricted cash and secured notes payable are reported in the Consolidated Balance Sheets and approximate their fair values due to their short-term natures and liquidity. The aggregate carrying values of the senior notes reported at December 31, 2010 and 2009, were $875.2 million and $857.8 million, respectively. The aggregate fair values of the senior notes were $909.5 million and $869.9 million at December 31, 2010 and 2009, respectively. The fair values of the Company's senior notes have been determined using quoted market prices.

The following table sets forth the values and measurement methods used for financial instruments that are measured at fair value on a recurring basis:

(in thousands)	HIERARCHY	FAIR VALUE AT DECEMBER 31, 2010	2009
Marketable securities, available-for-sale			
U.S. Treasury securities	Level 1	**$ 15,863**	$ 61,158
Obligations of U.S. and local government agencies	Levels 1 and 2	**33,044**	171,119
Corporate debt securities issued under U.S. government/agency-backed programs	Level 2	**170,990**	68,186
Corporate debt securities	Level 2	**105,102**	77,219
Asset-backed securities	Level 2	**7,632**	100
Time deposits	Level 2	**76,312**	10,314
Short-term pooled investments	Levels 1 and 2	**28,852**	69,758
Mortgage loans held-for-sale	Level 2	**9,534**	5,030
Mortgage interest rate lock commitments	Level 3	**1,496**	2,055
Forward-delivery contracts	Level 2	**719**	941
Options on futures contracts	Level 1	**81**	–

Marketable Securities, Available-for-sale

At December 31, 2010 and 2009, the Company had $437.8 million and $457.9 million, respectively, of marketable securities that were available-for-sale and comprised of U.S. Treasury securities; obligations of

U.S. government and local government agencies; corporate debt backed by U.S. government/agency programs; corporate debt securities; asset-backed securities of U.S. government agencies and covered bonds; time deposits; and short-term pooled investments.

Other Financial Instruments
Options on futures contracts are exchange traded and based on quoted market prices (Level 1). Mortgage loans held-for-sale and forward-delivery contracts are based on quoted market prices of similar instruments (Level 2). At December 31, 2010, contractual principal amounts of mortgage loans held-for-sale totaled $9.6 million, compared to $5.1 million at December 31, 2009. IRLCs are valued at their aggregate market price premium or deficit, plus a servicing premium, multiplied by the projected close ratio (Level 3). The market price premium or deficit is based on quoted market prices of similar instruments; the servicing premium is based on contractual investor guidelines for each product; and the projected close ratio is determined utilizing an external modeling system, widely used within the industry, to estimate customer behavior at an individual loan level. Mortgage loans held-for-sale, options on futures contracts and IRLCs were included in "Other" assets within the Consolidated Balance Sheets, and forward-delivery contracts were included in "Other" assets and "Accrued and other liabilities" within the Consolidated Balance Sheets. Gains realized on the conversion of IRLCs to loans for the years ended December 31, 2010, 2009 and 2008, totaled $18.4 million, $18.6 million and $6.5 million, respectively. Gains and losses related to forward-delivery contracts, options on futures contracts and IRLCs were included in "Financial services" revenues within the Consolidated Statements of Earnings.

At December 31, 2010, the excess of the aggregate unpaid principal balance over the aggregate fair value for mortgage loans held-for-sale measured at fair value was $86,000, which was included in "Financial services" expenses within the Consolidated Statements of Earnings. At December 31, 2009, the excess of the aggregate fair value over the aggregate unpaid principal balance for mortgage loans held-for-sale measured at fair value was $73,000, which was included in "Financial services" revenues within the Consolidated Statements of Earnings. At December 31, 2010, the Company held two loans with payments 90 days or more past due that had an aggregate carrying value of $468,000 and an aggregate unpaid principal balance of $592,000. At December 31, 2009, the Company held two loans with payments 90 days or more past due that had an aggregate carrying value of $342,000 and an aggregate unpaid principal balance of $445,000.

While recorded fair values represent management's best estimate based on data currently available, future changes in interest rates or in market prices for mortgage loans, among other factors, could materially impact these fair values.

The following table represents a reconciliation of changes in the fair values of Level 3 items (IRLCs) included in "Financial services" revenues within the Consolidated Statements of Earnings:

(in thousands)	**2010**	2009
Fair value at January 1	**$ 2,055**	$ 2,175
Additions	**17,799**	18,250
Gain realized on conversion to loans	**(18,440)**	(18,596)
Change in valuation of items held	**82**	226
Fair value at December 31	**$ 1,496**	$ 2,055

Nonfinancial Instruments
Effective January 1, 2009, the Company adopted provisions of ASC 820 for its nonfinancial instruments, which are measured at fair value on a nonrecurring basis. These nonfinancial homebuilding assets are those assets for which the Company recorded valuation adjustments during the years ended December 31, 2010 and 2009. See "Housing Inventories" within Note A, "Summary of Significant Accounting Policies," for further discussion of the valuation of the Company's nonfinancial assets.

The following table summarizes the fair values of the Company's nonfinancial assets that represent the fair values for communities and other homebuilding assets in which the Company recognized noncash impairment charges during the reporting periods:

(in thousands)	HIERARCHY	FAIR VALUE AT DECEMBER 31, 2010	2009
Housing inventory and inventory held-for-sale[1]	Level 3	**$ 32,196**	$ 137,775
Other assets held-for-sale and investments in joint ventures[2]	Level 3	**3,068**	3,862
Total		**$ 35,264**	$ 141,637

[1] *In accordance with ASC 330, the fair values of housing inventory and inventory held-for-sale that were impaired during 2010 and 2009 were $32.2 million and $137.8 million at December 31, 2010 and 2009, respectively. Total impairment charges related to these assets were $33.3 million and $192.8 million for the years ended December 31, 2010 and 2009, respectively.*

[2] *In accordance with ASC 330, the fair values of other assets held-for-sale that were impaired during 2010 and 2009 were $1.6 million and $1.7 million at December 31, 2010 and 2009, respectively. Total impairment charges related to these assets were $235,000 and $121,000 for the years ended December 31, 2010 and 2009, respectively. In accordance with ASC 330, the fair values of investments in unconsolidated joint ventures that were impaired during 2010 and 2009 were $1.4 million and $2.1 million at December 31, 2010 and 2009, respectively. Total impairment charges related to these assets were $4.1 million and $190,000 for the years ended December 31, 2010 and 2009, respectively.*

Note G: Debt

Debt consisted of the following:

(in thousands)	DECEMBER 31, 2010	2009
Senior notes		
5.4 percent senior notes due May 2012	**$ -**	$ 207,071
6.9 percent senior notes due June 2013	**186,192**	215,152
5.4 percent senior notes due January 2015	**158,981**	205,552
8.4 percent senior notes due May 2017	**230,000**	230,000
6.6 percent senior notes due May 2020	**300,000**	-
Total senior notes	**875,173**	857,775
Debt discount	**(4,305)**	(5,107)
Senior notes, net	**870,868**	852,668
Secured notes payable	**9,010**	3,510
Total debt	**$ 879,878**	$ 856,178

At December 31, 2010, maturities of debt were scheduled as follows:

(in thousands)	
2011	**$ 8,803**
2012	**145**
2013	**186,254**
2014	**-**
2015	**158,981**
After 2015	**530,000**
Total debt	**$ 884,183**

During 2010, the Company issued $300.0 million of 6.6 percent senior notes due May 2020. The Company used the proceeds from the sale of these notes to purchase existing notes pursuant to the tender offer and redemption, as well as to pay related fees and expenses. The Company will pay interest on the notes on May 1 and November 1 of each year, which commenced on November 1, 2010. The notes will mature on May 1, 2020, and are redeemable at stated redemption prices, in whole or in part, at any time.

Additionally, the Company redeemed and repurchased, pursuant to a tender offer and redemption, an aggregate $255.7 million of its earlier maturing senior notes, including all of the outstanding senior notes due 2012, for $273.9 million in cash during the year ended December 31, 2010. The Company recognized a charge of $19.5 million resulting from the tender offer and redemption, which is included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings.

For the year ended December 31, 2010, the Company's repurchases of its senior notes totaled $27.0 million in the open market, for which it paid $26.6 million, resulting in a net gain of $196,000. For the year ended December 31, 2009, the Company's repurchases of its senior notes totaled $102.7 million in the open market, for which it paid $88.2 million, resulting in a net gain of $13.9 million. The gains resulting from these debt repurchases were included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings. The Company did not repurchase any debt for the year ended December 31, 2008.

At December 31, 2010, the Company had outstanding *(a)* $186.2 million of 6.9 percent senior notes due June 2013; *(b)* $159.0 million of 5.4 percent senior notes due January 2015; *(c)* $230.0 million of 8.4 percent senior notes due May 2017; and *(d)* $300.0 million of 6.6 percent senior notes due May 2020. Each of the senior notes pays interest semiannually and may be redeemed at a stated redemption price, at the option of the Company, in whole or in part, at any time.

During 2009, the Company issued a $230.0 million aggregate principal amount of 8.4 percent senior notes due May 2017. The Company received net proceeds of $225.4 million from this offering.

The Company entered into a privately negotiated agreement with a holder of its 5.4 percent senior notes due January 2015 (the "Notes") in which the Company agreed to exchange shares of its common stock, par value $1.00 per share, for the Notes during 2009. For the year ended December 31, 2009, the Company issued an aggregate 729,000 shares of its common stock in exchange for $15.5 million in aggregate principal amount of the Notes. The Company recognized a net gain of $118,000 related to this stock-for-debt exchange, which is included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings.

Additionally in 2009, the Company terminated its unsecured revolving credit facility, resulting in an expense of $1.7 million, which represented a write-off of unamortized debt costs. Prior to the termination, the Company modified its unsecured revolving credit facility, resulting in a $1.8 million expense, which represented a pro rata portion of the facility's unamortized debt costs. These expenses were included in "(Loss) income related to early retirement of debt, net" within the Consolidated Statements of Earnings.

To provide letters of credit required in the ordinary course of its business, the Company has various secured letter of credit agreements that require it to maintain restricted cash deposits for outstanding letters of credit. Outstanding letters of credit totaled $74.3 million and $71.6 million under these agreements at December 31, 2010 and 2009, respectively.

To finance its land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2010 and 2009, outstanding seller-financed nonrecourse notes payable were $9.0 million and $3.5 million, respectively.

Senior notes and indenture agreements are subject to certain covenants that include, among other things, restrictions on additional secured debt and the sale of assets. The Company was in compliance with these covenants at December 31, 2010.

Note H: Income Taxes

Deferred tax assets are recognized for estimated tax effects that are attributable to deductible temporary differences and tax carryforwards related to tax credits and operating losses. They are realized when existing temporary differences are carried back to a profitable year(s) and/or carried forward to a future year(s) having taxable income. Deferred tax assets are reduced by a valuation allowance if an assessment of their components indicates that it is more likely than not that all or some portion of the deferred tax asset will not be realized. This assessment considers, among other things, cumulative losses; forecasts of future profitability; the duration of statutory carryforward periods; the Company's experience with loss carryforwards not expiring unused; and tax planning alternatives. The Company generated deferred tax assets in 2010, 2009 and 2008 primarily due to inventory impairments and net operating loss carryforwards. In light of these additional impairments, the unavailability of net operating loss carrybacks and the uncertainty as to the housing downturn's duration, which limits the Company's ability to predict future taxable income, the Company determined that an allowance against its deferred tax assets was required. Therefore, in accordance with ASC 740, the Company recorded net valuation allowances totaling $32.7 million, $2.1 million and $143.8 million against its deferred tax assets during 2010, 2009 and 2008, respectively, which were reflected as noncash charges to income tax expense. The net valuation allowance taken in 2010 was comprised of a $2.7 million increase for net state taxes and a $30.0 million increase for federal taxes. The net valuation allowance taken in 2009 was comprised of an $8.6 million increase for net state taxes and a $6.5 million decrease for federal taxes. The net valuation allowance taken in 2008 was comprised of $13.3 million of net state taxes and $130.5 million of federal taxes. The net increase in the valuation allowance was $32.7 million from 2009 to 2010, and the balances of the deferred tax valuation allowance totaled $253.8 million and $221.1 million at December 31, 2010 and 2009, respectively. For federal purposes, net operating losses can be carried forward 20 years; for state purposes, they can generally be carried forward 10 to 20 years, depending on the taxing jurisdiction. The Company's 2010 net operating loss of approximately $190.5 million can be carried forward for 20 years, expiring in 2030. For federal purposes, the Company's tax credit carryforwards of $704,000 can be carried forward for 20 years and its remaining carryforwards of $648,000 can be carried forward 5 years, with expiration dates beginning in 2013. To the extent that the Company generates sufficient taxable income in the future to utilize the tax benefits of related deferred tax assets, it expects to experience a reduction in its effective tax rate as the valuation allowance is reversed.

The Company's effective income tax rate was 0.2 percent for the year ended December 31, 2010, compared to effective income tax benefit rates of 37.4 percent and 2.3 percent for the years ended December 31, 2009 and 2008, respectively. The change in the effective income tax rate in 2010, compared to 2009, was primarily due to noncash tax charges in 2010 that totaled $32.7 million that related to the Company's deferred tax assets. The change in the effective income tax benefit rate in 2009, compared to 2008, was primarily attributable to the Company's ability to carry back certain net operating losses to previously profitable years, as a result of tax legislation that had been enacted in that year. The Company had no net current tax receivable at December 31, 2010, compared to a net current tax receivable of $99.0 million at December 31, 2009.

In 2009, the "Worker, Homeownership and Business Assistance Act of 2009" (the "Act") was enacted. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007, and beginning before January 1, 2010, to be carried back up to five years (such losses were previously limited to a two-year carryback). This change allowed the Company to carry back its 2009 taxable loss to prior years and receive a refund of previously paid federal income taxes during the first quarter of 2010.

The following table reconciles the federal income tax statutory rate to the Company's effective income tax rate for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax	**3.2**	3.2	3.2
Deferred tax asset valuation allowance	**(38.5)**	(0.9)	(35.4)
Other	**0.1**	0.1	(0.5)
Effective income tax rate	**(0.2)%**	37.4%	2.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	DECEMBER 31, 2010	2009
DEFERRED TAX ASSETS		
Warranty, legal and other accruals	**$ 17,718**	$ 23,120
Employee benefits	**16,831**	16,370
Noncash tax charge for impairment of long-lived assets	**138,486**	180,300
Joint ventures	**3,146**	1,242
Federal net operating loss carryforwards	**66,677**	–
Other carryforwards	**1,352**	–
State net operating loss carryforwards	**33,038**	26,846
Other	**3,032**	3,146
Total	**280,280**	251,024
Valuation allowance	**(253,822)**	(221,082)
Total deferred tax assets	**26,458**	29,942
DEFERRED TAX LIABILITIES		
Deferred recognition of income and gains	**(2,002)**	(2,489)
Capitalized expenses	**(22,693)**	(25,717)
Other	**(1,763)**	(1,736)
Total deferred tax liabilities	**(26,458)**	(29,942)
NET DEFERRED TAX ASSET	**$ –**	$ –

The Company's income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008, is summarized as follows:

(in thousands)	**2010**	2009	2008
CURRENT TAX EXPENSE (BENEFIT)			
Federal	**$ (244)**	$ (95,902)	$ (167,244)
State	**439**	(1,295)	–
Total current tax expense (benefit)	**195**	(97,197)	(167,244)
DEFERRED TAX EXPENSE			
Federal	**–**	–	158,065
State	**–**	–	–
Total deferred expense	**–**	–	158,065
Total income tax expense (benefit)	**$ 195**	$ (97,197)	$ (9,179)

The Company accounts for unrecognized tax benefits in accordance with ASC 740. It accounts for interest and penalties on unrecognized tax benefits through its provision for income taxes. At December 31, 2010, the Company's liability for gross unrecognized tax benefits was $3.2 million, of which $2.2 million, if recognized, will affect the Company's effective tax rate. The Company had $2.7 million and $1.7 million in accrued interest and penalties at December 31, 2010 and 2009, respectively. At December 31, 2009, the Company's liability for gross unrecognized tax benefits was $4.1 million, of which $2.8 million, if recognized, will affect the Company's effective tax rate. The Company estimates that, within 12 months, $807,000 of gross state unrecognized tax benefits will reverse due to the anticipated expiration of time to assess tax.

The Company's summary of accounting for tax uncertainties at December 31, 2010 and 2009, and for the years then ended, follows:

(in thousands)	**2010**	2009
Balance at January 1	**$ 4,132**	$ 6,954
Additions related to current year positions	**1,006**	872
Reductions related to prior year positions	**–**	(1,680)
Reductions due to expiration of the statute of limitations	**(1,974)**	(2,014)
Balance at December 31	**$ 3,164**	$ 4,132

As of December 31, 2010, tax years 2004, 2005 and 2007 through 2010 remain subject to examination.

Note I: Employee Savings, Stock Purchase and Supplemental Executive Retirement Plans

Retirement Savings Opportunity Plan ("RSOP")
All full-time employees are eligible to participate in the RSOP. Part-time employees are eligible to participate in the RSOP following the completion of 1,000 hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Total compensation expense related to the Company's matching contributions for this plan totaled $1.9 million, $3.6 million and $6.9 million in 2010, 2009 and 2008, respectively.

Employee Stock Purchase Plan ("ESPP")
All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee's contribution by donating an additional 20.0 percent of the employee's payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company's expense related to its matching contributions for this plan totaled $135,000, $160,000 and $233,000 in 2010, 2009 and 2008, respectively.

Supplemental Executive Retirement Plans
The Company has supplemental nonqualified retirement plans, which generally vest over five-year periods beginning in 2003, pursuant to which it will pay supplemental pension benefits to key employees upon retirement. In connection with these plans, the Company has purchased cost-recovery life insurance on the lives of certain employees. Insurance contracts associated with the plans are held by trusts established as part of the plans to implement and carry out their provisions and finance their related benefits. The trusts are owners and beneficiaries of such contracts. The amount of coverage is designed to provide sufficient revenue to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. At December 31, 2010, the cash surrender value of these contracts was $10.1 million, compared to $8.1 million at December 31, 2009, and is included in "Other" assets. The net periodic benefit cost of these plans for the year ended December 31, 2010, was $351,000, which included service costs of $204,000 and interest costs of $660,000, partially offset by an investment gain of $513,000. The net periodic benefit cost of these plans for the year ended December 31, 2009, was $2.0 million, which included service costs of $2.5 million and interest costs of $1.8 million, partially offset by an investment gain of $2.3 million. The net periodic benefit cost of these plans for the year ended December 31, 2008, was $13.9 million and included service costs of $4.1 million, interest costs of $1.9 million and an investment loss of $7.9 million. The $10.3 million and $9.4 million projected benefit obligations at December 31, 2010 and 2009, respectively, were equal to the net liabilities recognized in the Consolidated Balance Sheets at those dates. The weighted-average discount rates used for the plans were 7.0 percent, 7.9 percent and 7.8 percent for 2010, 2009 and 2008, respectively.

Note J: Stock-Based Compensation

The Ryland Group, Inc. 2008 Equity Incentive Plan (the "Plan") permits the granting of stock options, restricted stock awards, stock units or any combination of the foregoing to employees. Stock options granted in accordance with the Plan generally have a maximum term of five years and vest in equal annual installments over three years. Certain outstanding stock options granted under predecessor plans have a maximum term of ten years. Outstanding restricted stock units granted under the Plan or its predecessor plans generally vest in three equal annual installments or in a one-year period with performance criteria. At December 31, 2010 and 2009, stock options or other awards or units available for grant totaled 1,477,072 and 1,942,037, respectively.

The Ryland Group, Inc. 2006 Non-Employee Director Stock Plan (the "Director Plan") provides for a stock award of 3,000 shares to each non-employee director on May 1 of each year. New non-employee directors will receive a pro rata stock award 30 days after their date of appointment or election based on the remaining portion of the plan year in which they are appointed or elected. Stock awards are fully vested and nonforfeitable on their applicable award dates. At December 31, 2010 and 2009, there were 21,975 and 45,975 stock awards available for future grant in accordance with the Director Plan, respectively. Previously, The Ryland Group, Inc. 2004 Non-Employee Director Equity Plan and its predecessor plans provided for automatic grants of nonstatutory stock options to directors. These stock options are fully vested and have a maximum term of ten years.

All outstanding stock options, stock awards and restricted stock awards have been granted in accordance with the terms of the applicable Plan, Director Plan and their respective predecessor plans, all of which were approved by the Company's stockholders. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans).

The Company recorded stock-based compensation expense of $11.7 million, $10.2 million and $9.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. Stock-based compensation expenses have been allocated to the Company's business units and are reported in "Corporate," "Financial services" and "Selling, general and administrative" expenses.

ASC 718 requires cash flows attributable to tax benefits resulting from tax deductions in excess of compensation costs recognized for those stock options ("excess tax benefits") to be classified as financing cash flows. There were no excess tax benefits for the year ended December 31, 2010, while excess tax benefits of $580,000 and $3.1 million for the years ended December 31, 2009 and 2008, respectively, have been classified as financing cash inflows in the Consolidated Statements of Cash Flows.

A summary of stock option activity in accordance with the Company's plans as of December 31, 2010, 2009 and 2008, and changes for the years then ended, follows:

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE *(in years)*	AGGREGATE INTRINSIC VALUE *(in thousands)*
Options outstanding at January 1, 2008	4,034,166	$ 35.44	4.3	
Granted	503,000	31.88		
Exercised	(541,720)	8.25		
Forfeited	(340,545)	46.21		
Options outstanding at December 31, 2008	3,654,901	$ 37.97	3.8	$ 4,347
Available for future grant	2,446,606			
Total shares reserved at December 31, 2008	6,101,507			
Options exercisable at December 31, 2008	2,719,574	$ 37.53	3.8	$ 4,347
Options outstanding at January 1, 2009	3,654,901	$ 37.97	3.8	
Granted	482,000	14.22		
Exercised	(192,630)	6.09		
Forfeited	(250,574)	39.56		
Options outstanding at December 31, 2009	3,693,697	$ 36.43	3.1	$ 5,277
Available for future grant	1,942,037			
Total shares reserved at December 31, 2009	5,635,734			
Options exercisable at December 31, 2009	2,810,299	$ 39.92	3.0	$ 2,882
Options outstanding at January 1, 2010	**3,693,697**	**$ 36.43**	**3.1**	
Granted	**846,000**	**23.30**		
Exercised	**(200,758)**	**8.62**		
Forfeited	**(616,283)**	**46.46**		
Options outstanding at December 31, 2010	**3,722,656**	**$ 33.29**	**2.8**	**$ 1,315**
Available for future grant	**1,477,072**			
Total shares reserved at December 31, 2010	**5,199,728**			
Options exercisable at December 31, 2010	**2,580,526**	**$ 38.23**	**2.3**	**$ 588**

A summary of stock options outstanding and exercisable at December 31, 2010, follows:

RANGE OF EXERCISE PRICES			OPTIONS OUTSTANDING NUMBER OUTSTANDING	OPTIONS OUTSTANDING WEIGHTED-AVERAGE REMAINING LIFE *(in years)*	OPTIONS OUTSTANDING WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE NUMBER EXERCISABLE	OPTIONS EXERCISABLE WEIGHTED-AVERAGE EXERCISE PRICE
$11.35	**to**	**$16.68**	**495,064**	**2.8**	$ 14.37	244,424	$ 14.62
$18.30	**to**	**$27.38**	**1,432,949**	**3.1**	22.67	624,616	21.64
$33.14	**to**	**$44.65**	**1,291,393**	**2.3**	40.36	1,208,236	40.86
$57.54	**to**	**$72.13**	**503,250**	**3.0**	63.96	503,250	63.96

The total intrinsic values of stock options exercised during the years ended December 31, 2010, 2009 and 2008, were $2.1 million, $2.2 million and $9.3 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The Company has determined the grant-date fair value of stock options using the Black-Scholes-Merton option-pricing formula. Expected volatility is based upon the historical volatility of the Company's common stock. The expected dividend yield is based on an annual dividend rate of $0.12 per common share. The risk-free rate for periods within the contractual life of the stock option award is based upon the zero-coupon U.S. Treasury bond on the date the stock option is granted, with a maturity equal to the expected option life of the stock option granted. The expected option life is derived from historical experience under the Company's share-based payment plans and represents the period of time that a stock option award granted is expected to be outstanding.

The following table presents the weighted-average inputs used and fair values determined for stock options granted during the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Expected volatility	**53.6%**	49.0%	44.4%
Expected dividend yield	**0.5%**	0.9%	1.5%
Expected term *(in years)*	**3.5**	3.5	3.9
Risk-free rate	**1.6%**	1.7%	2.8%
Weighted-average grant-date fair value	**$ 9.05**	$ 5.01	$ 10.60

The Company recorded stock-based compensation expense related to stock options of $4.9 million, $4.1 million and $4.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

A summary of the Company's nonvested options as of and for the years ended December 31, 2010, 2009 and 2008, follows:

	2010		2009		2008	
	SHARES	**WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE**	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested options outstanding at January 1	**883,398**	**$ 8.23**	935,327	$ 12.19	931,079	$ 14.67
Granted	**846,000**	**9.05**	482,000	5.01	503,000	10.60
Vested	**(425,107)**	**9.44**	(410,180)	13.10	(344,002)	15.22
Forfeited	**(162,161)**	**8.79**	(123,749)	9.50	(154,750)	15.16
Nonvested options outstanding at December 31	**1,142,130**	**$ 8.31**	883,398	$ 8.23	935,327	$ 12.19

At December 31, 2010, there was $6.1 million of total unrecognized compensation cost related to nonvested stock option awards previously granted under the Company's plans. That cost is expected to be recognized over the next 2.3 years.

The Company has made several restricted stock unit awards to senior executives under the Plan and its predecessor plans. Compensation expense recognized for such awards totaled $6.3 million, $5.6 million and $3.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following is a summary of activity relating to restricted stock unit awards:

	2010	2009	2008
Restricted stock units at January 1	**609,812**	480,002	242,000
Shares awarded	**404,000**	416,482	370,000
Shares vested	**(235,496)**	(206,672)	(81,331)
Shares forfeited	**(50,999)**	(80,000)	(50,667)
Restricted stock units at December 31	**727,317**	609,812	480,002

At December 31, 2010, the outstanding restricted stock units are expected to vest as follows: 2011–344,159; 2012–256,823; and 2013–126,335.

The Company has granted stock awards to its non-employee directors pursuant to the terms of the Director Plan. The Company recorded stock-based compensation expense related to such grants in the amounts of $547,000, $510,000 and $700,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note K: Shareholder Rights Plan

On December 23, 2008, the Company announced that its Board of Directors adopted a shareholder rights plan (the "Rights Plan") designed to preserve shareholder value and the value of certain tax assets primarily associated with net operating loss carryforwards under Section 382 of the Internal Revenue Code. The Company's ability to use its net operating loss carryforwards would be limited if there was an ownership change under Section 382. This would occur if stockholders owning, or deemed to own under Section 382, 5.0 percent or more of the Company's stock increased their collective ownership of the aggregate amount of outstanding shares of the Company by more than 50.0 percentage points over a defined period of time. The Rights Plan was adopted to reduce the likelihood of an ownership change occurring, as defined by Section 382.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9 percent or more of the Company's outstanding common stock (an "Acquiring Person") without the approval of its Board of Directors. Under the Rights Plan, one right was distributed for each share of common stock outstanding as of the close of business on December 29, 2008. The rights initially are attached to and trade with the Company's common stock. Subject to the terms, provisions and conditions of the Rights Plan, if the rights become exercisable, each right would initially enable the holder to purchase from the Company one ten-thousandth of a share of its Series A Junior Participating Preferred Stock for a purchase price of $90.00 (the "Purchase Price"). After the rights become exercisable and there is an Acquiring Person, each holder of a right, other than those beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter be entitled to receive, upon exercise of the right and payment of the Purchase Price, that number of shares of common stock, as the case may be, having a market value of twice the Purchase Price.

The Company's Board of Directors may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan. The Rights Plan may be terminated by the Board at any time, prior to the rights being triggered. The Rights Plan will continue in effect until December 18, 2018, unless it is terminated or redeemed earlier by the Board of Directors. The Company obtained approval to continue the Rights Plan upon a stockholder vote at its 2009 Annual Meeting of Stockholders.

In addition, the Company's stockholders also approved an amendment to its Articles of Incorporation at its 2009 Annual Meeting of Stockholders, which restricts the transfer of shares resulting in a person or group holding more than 4.9 percent of the outstanding shares to help preserve the value of certain tax assets associated with net operating loss carryforwards under Section 382 of the Internal Revenue Code.

Note L: Commitments and Contingencies

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land or lots for use in future homebuilding operations. At December 31, 2010 and 2009, it had cash deposits and letters of credit outstanding that totaled $48.7 million and $20.0 million, respectively, pertaining to land purchase contracts with aggregate purchase prices of $374.6 million and $223.0 million, respectively. At December 31, 2010, the Company had $834,000 in commitments with respect to option contracts having specific performance provisions, while at December 31, 2009, the Company had no commitments with respect to option contracts having specific performance provisions.

The following table summarizes the Company's rent expense, which primarily relates to its office facilities, model homes, furniture and equipment:

(in thousands)	YEAR ENDED DECEMBER 31, 2010	2009	2008
Total rent expense	**$ 11,516**	$ 13,438	$ 22,270
Less income from subleases	**(1,431)**	(1,170)	(681)
Net rent expense	**$ 10,085**	$ 12,268	$ 21,589

At December 31, 2010, future minimum rental commitments under noncancelable leases with remaining terms in excess of one year were as follows:

(in thousands)	
2011	**$ 5,629**
2012	**3,884**
2013	**2,819**
2014	**2,532**
2015	**1,853**
Thereafter	**2,037**
Less income from subleases	**(290)**
Total lease commitments	**$ 18,464**

Contingencies

As an on-site housing producer, the Company is often required by some municipalities to obtain development or performance bonds and letters of credit in support of its contractual obligations. At December 31, 2010, development bonds totaled $109.7 million, while performance-related cash deposits and letters of credit totaled $41.9 million. At December 31, 2009, development bonds totaled $140.4 million, while performance-related cash deposits and letters of credit totaled $28.3 million. In the event that any such bonds or letters of credit are called, the Company would be required to reimburse the issuer; however, it does not believe that any currently outstanding bonds or letters of credit will be called.

During 2008, debt related to one of the Company's unconsolidated joint ventures was declared in default, and the administrative agent for the lenders foreclosed on the real estate securing the loan in a nonjudicial foreclosure proceeding. The Company and its partners in this joint venture provided a limited Repayment Guarantee of the outstanding debt that can only be pursued upon the occurrence of certain bankruptcy events with respect to the joint venture. In addition, a Completion Guarantee was also provided that pertained to development and improvement costs. The Company had a 3.3 percent interest in this joint venture, and its obligation with respect to the Repayment and Completion Guarantees was limited to its pro rata percentage of the guarantee and/or costs, as applicable. The administrative agent, under the loan documents, filed a complaint against the Company and certain other partners in the joint venture during the fourth quarter of 2008 that sought enforcement of the Repayment and Completion Guarantees, including a damage claim for an alleged failure of performance. On November 2, 2010, the Company and its partners reached a tentative settlement of this lawsuit with the lenders and are in the process of finalizing this settlement, which will not have a material adverse effect on its financial condition.

In April 2009, a derivative complaint, *City of Miami Police Relief and Pension Fund v. R. Chad Dreier, et al.*, was filed, in the Superior Court for the State of California, County of Los Angeles, which named as defendants certain current and former directors and officers of the Company. The complaint alleged that these individual defendants breached their fiduciary duties to the Company from 2003 to 2008 by not adequately supervising Ryland business practices and by not ensuring that proper internal controls were instituted and followed. Recently, the parties entered into settlement discussions in order to seek a mutually satisfactory resolution of this litigation. The Company believes that the resolution of this derivative action will not have a material adverse effect on its financial condition.

IRLCs represent loan commitments with customers at market rates generally up to 180 days before settlement. The Company had outstanding IRLCs with notional amounts that totaled $95.0 million and $117.8 million at December 31, 2010 and 2009, respectively. Hedging instruments including forward-delivery contracts are utilized to hedge the risks associated with interest rate fluctuations on IRLCs.

The mortgage industry has experienced substantial increases in delinquencies, foreclosures and foreclosures-in-process in recent years. Under certain circumstances, RMC is required to indemnify loan investors for losses incurred on sold loans. Once loans are sold, the ownership, credit risk and management, including servicing of the loans, passes to the third-party purchaser. RMC retains no role or interest, other than industry standard representations and warranties. Reserves are created to address repurchase and indemnity claims made by these third-party investors or purchasers. Claims arise primarily if the investor incurs a loss and the borrower has obtained the loan through fraudulent information or omissions; if there are origination deficiencies attributed to RMC; or if the borrower does not make a first payment. Reserves are determined based on pending claims received that are associated with previously sold mortgage loans, industry foreclosure data, the Company's portfolio delinquency and foreclosure rates on sold loans made available by investors, as well as on historical loss payment patterns used to develop ultimate loss projections. Estimating loss has been made more difficult by the recent processing delays related to foreclosure losses affecting agencies and financial institutions. Recorded reserves represent the Company's best estimate of current and future unpaid losses as of December 31, 2010, based on existing conditions and available information.

While the Company's access to delinquency information is limited subsequent to loan sale, based on a review of information provided voluntarily by certain investors and government loan reports made available by HUD, the Company believes that the average delinquency rates of RMC's loans are in line with industry averages. In 2008 and 2009, and to some extent in 2010, repurchase requests were correlated to delinquency rates. However, as time passes, the Company expects that new delinquencies related to the most problematic origination years, which were 2005 through 2007, will be seasoned due to having made several years of payments. Therefore, the cause of the delinquency is less likely to be attributed to the initial credit decision.

The following table summarizes the composition of the Company's mortgage loan types originated, its credit scores and its loan to value:

	2010	2009	2008	2007	2006	2005
Prime	**34.9%**	32.9%	51.8%	72.0%	68.8%	70.8%
Government (FHA/VA)	**65.1**	67.1	48.2	20.1	6.9	9.1
Alt A	**–**	–	–	7.5	21.8	17.4
Subprime	**–**	–	–	0.4	2.5	2.7
Total	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%
Average FICO credit score	**723**	717	711	713	715	712
Average combined loan to value	**90.8%**	91.4%	90.1%	89.1%	88.4%	87.9%

Delinquency rates related to 2008 and subsequent years have shown a significant decline compared to 2005 through 2007, which the Company attributes primarily to the industrywide tightening of credit standards, the elimination of most nontraditional loan products and conservative average loan-to-value ratios.

Changes in the Company's loan loss reserves during the years ended December 31, 2010, 2009 and 2008, were as follows:

(in thousands)	**2010**	2009	2008
Balance at January 1	**$ 17,875**	$ 5,437	$ 2,738
Provision for losses	**8,461**	17,258	5,908
Settlements made	**(17,402)**	(4,820)	(3,209)
Balance at December 31	**$ 8,934**	$ 17,875	$ 5,437

Subsequent changes in conditions or available information may change assumptions and estimates. Mortgage loan loss reserves were reflected in "Accrued and other liabilities" within the Consolidated Balance Sheets, and their associated expenses were included in "Financial services" expense within the Consolidated Statements of Earnings.

The Company provides product warranties covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years. The Company estimates and records warranty liabilities based upon historical experience and known risks at the time a home closes as a component of cost of sales, and in the case of unexpected claims, upon identification and quantification of the obligations. Actual future warranty costs could differ from current estimates.

Changes in the Company's product liability reserve during the years ended December 31, 2010, 2009 and 2008, were as follows:

(in thousands)	**2010**	2009	2008
Balance at January 1	**$ 24,268**	$ 29,777	$ 36,557
Warranties issued	**4,565**	4,109	6,672
Changes in liability for accruals related to pre-existing warranties	**5,645**	1,095	(979)
Settlements made	**(14,366)**	(10,713)	(12,473)
Balance at December 31	**$ 20,112**	$ 24,268	$ 29,777

The Company requires substantially all of its subcontractors to have workers' compensation insurance and general liability insurance, including construction defect coverage. RHIC provided insurance services to the homebuilding segments' subcontractors in certain markets until June 1, 2008. RHIC insurance reserves may have the effect of lowering the Company's product liability reserves, as collectibility of claims against subcontractors enrolled in the RHIC program is generally higher. At December 31, 2010 and 2009, RHIC had $21.1 million and $25.1 million in subcontractor product liability reserves, respectively, which were included in "Accrued and other liabilities" within the Consolidated Balance Sheets. Reserves for loss and loss adjustment expense are based upon industry trends and the Company's annual actuarial projections of historical loss development.

Changes in RHIC's insurance reserves during the years ended December 31, 2010, 2009 and 2008, were as follows:

(in thousands)	**2010**	2009	2008
Balance at January 1	**$ 25,069**	$ 28,333	$ 28,293
Insurance expense provisions or adjustments	**(2,553)**	(1,431)	714
Loss expenses paid	**(1,375)**	(1,833)	(674)
Balance at December 31	**$ 21,141**	$ 25,069	$ 28,333

Expense provisions or adjustments to RHIC's insurance reserves have been included in "Financial services" expense within the Consolidated Statements of Earnings.

The Company is party to various legal proceedings generally incidental to its business. Litigation reserves have been established based on discussions with counsel and the Company's analysis of historical claims. The Company has, and requires its subcontractors to have, general liability insurance to protect it against a portion of its risk of loss and cover it against construction-related claims. The Company establishes reserves to cover its self-insured retentions and deductible amounts under those policies. Due to the high degree of judgment required in determining these estimated reserve amounts and to the inherent variability in predicting future settlements and judicial decisions, actual future litigation costs could differ from the Company's current estimates. The Company believes that adequate provisions have been made for the resolution of all known claims and pending litigation for probable losses. At December 31, 2010 and 2009, the Company had legal reserves of $8.1 million and $13.0 million, respectively. (See Item 3, "Legal Proceedings.")

Note M: Supplemental Guarantor Information

The Company's obligations to pay principal, premium, if any, and interest under its 6.9 percent senior notes due June 2013; 5.4 percent senior notes due January 2015; 8.4 percent senior notes due May 2017; and 6.6 percent senior notes due May 2020 are guaranteed on a joint and several basis by substantially all of its 100 percent-owned homebuilding subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full and unconditional.

In lieu of providing separate financial statements for the Guarantor Subsidiaries, the accompanying condensed consolidating financial statements have been included. Management does not believe that separate financial statements for the Guarantor Subsidiaries are material to investors and are, therefore, not presented.

The following information presents the consolidating statements of earnings, financial position and cash flows for *(a)* the parent company and issuer, The Ryland Group, Inc. ("TRG, Inc."); *(b)* the Guarantor Subsidiaries; *(c)* the non-Guarantor Subsidiaries; and *(d)* the consolidation eliminations used to arrive at the consolidated information for The Ryland Group, Inc. and subsidiaries.

CONSOLIDATING STATEMENTS OF EARNINGS

(in thousands)		TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
YEAR ENDED DECEMBER 31, 2010						
REVENUES	$	562,751	$ 469,007	$ 32,134	$ –	$ 1,063,892
EXPENSES		613,987	490,026	31,289	–	1,135,302
OTHER LOSS		(13,534)	–	–	–	(13,534)
(Loss) earnings before taxes		(64,770)	(21,019)	845	–	(84,944)
Tax expense (benefit)		149	48	(2)	–	195
Equity in net loss of subsidiaries		(20,220)	–	–	20,220	–
NET (LOSS) EARNINGS	$	(85,139)	$ (21,067)	$ 847	$ 20,220	$ (85,139)
YEAR ENDED DECEMBER 31, 2009						
REVENUES	$	690,753	$ 556,165	$ 41,902	$ (5,207)	$ 1,283,613
EXPENSES		900,874	619,704	42,211	(5,207)	1,557,582
OTHER INCOME		14,298	–	–	–	14,298
Loss before taxes		(195,823)	(63,539)	(309)	–	(259,671)
Tax benefit		(73,298)	(23,783)	(116)	–	(97,197)
Equity in net loss of subsidiaries		(39,949)	–	–	39,949	–
NET LOSS	$	(162,474)	$ (39,756)	$ (193)	$ 39,949	$ (162,474)
YEAR ENDED DECEMBER 31, 2008						
REVENUES	$	1,158,775	$ 784,712	$ 64,493	$ (31,856)	$ 1,976,124
EXPENSES		1,441,054	930,620	41,466	(31,856)	2,381,284
OTHER LOSS		(604)	–	–	–	(604)
(Loss) earnings before taxes		(282,883)	(145,908)	23,027	–	(405,764)
Tax (benefit) expense		(11,782)	(6,077)	8,680	–	(9,179)
Equity in net loss of subsidiaries		(125,484)	–	–	125,484	–
NET (LOSS) EARNINGS	$	(396,585)	$ (139,831)	$ 14,347	$ 125,484	$ (396,585)

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
					DECEMBER 31, 2010
ASSETS					
Cash and cash equivalents	$ 26,711	$ 177,191	$ 22,745	$ –	$ 226,647
Marketable securities and restricted cash	478,888	–	33,695	–	512,583
Consolidated inventory owned	449,977	261,135	–	–	711,112
Consolidated inventory not owned	26,483	–	61,806	–	88,289
Total inventories	476,460	261,135	61,806	–	799,401
Investment in subsidiaries/ intercompany receivables	464,209	–	–	(464,209)	–
Other assets	61,168	35,696	17,208	–	114,072
TOTAL ASSETS	1,507,436	474,022	135,454	(464,209)	1,652,703
LIABILITIES					
Accounts payable and other accrued liabilities	131,674	44,337	35,152	–	211,163
Debt	875,906	3,972	–	–	879,878
Intercompany payables	–	212,246	7,649	(219,895)	–
TOTAL LIABILITIES	1,007,580	260,555	42,801	(219,895)	1,091,041
EQUITY					
STOCKHOLDERS' EQUITY	499,856	213,467	30,847	(244,314)	499,856
NONCONTROLLING INTEREST	–	–	61,806	–	61,806
TOTAL LIABILITIES AND EQUITY	$ 1,507,436	$ 474,022	$ 135,454	$ (464,209)	$ 1,652,703
					DECEMBER 31, 2009
ASSETS					
Cash and cash equivalents	$ 1,932	$ 259,040	$ 24,227	$ –	$ 285,199
Marketable securities and restricted cash	–	493,046	36,661	–	529,707
Consolidated inventory owned	411,996	255,339	–	–	667,335
Investment in subsidiaries/ intercompany receivables	1,014,279	–	2,612	(1,016,891)	–
Other assets	155,156	41,898	15,092	–	212,146
TOTAL ASSETS	1,583,363	1,049,323	78,592	(1,016,891)	1,694,387
LIABILITIES					
Accounts payable and other accrued liabilities	145,323	60,438	50,586	–	256,347
Debt	856,178	–	–	–	856,178
Intercompany payables	–	754,351	–	(754,351)	–
TOTAL LIABILITIES	1,001,501	814,789	50,586	(754,351)	1,112,525
EQUITY					
STOCKHOLDERS' EQUITY	581,862	234,534	28,006	(262,540)	581,862
TOTAL LIABILITIES AND EQUITY	$ 1,583,363	$ 1,049,323	$ 78,592	$ (1,016,891)	$ 1,694,387

CONSOLIDATING STATEMENTS OF CASH FLOWS

				YEAR ENDED DECEMBER 31, 2010	
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
CASH FLOWS FROM OPERATING ACTIVITIES					
Net (loss) income	**$ (85,139)**	**$ (21,067)**	**$ 847**	**$ 20,220**	**$ (85,139)**
Adjustments to reconcile net (loss) income to net cash used for operating activities	**104,667**	**16,393**	**877**	**-**	**121,937**
Changes in assets and liabilities	**(38,999)**	**(26,162)**	**(16,399)**	**(20,220)**	**(101,780)**
Other operating activities, net	**(4,350)**	**-**	**-**	**-**	**(4,350)**
Net cash used for operating activities	**(23,821)**	**(30,836)**	**(14,675)**	**-**	**(69,332)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to property, plant and equipment	**(6,574)**	**(6,558)**	**(33)**	**-**	**(13,165)**
Purchases of marketable securities, available-for-sale	**(1,314,086)**	**(400,583)**	**(5,804)**	**-**	**(1,720,473)**
Proceeds from sales and maturities of marketable securities, available-for-sale	**1,358,315**	**375,906**	**8,692**	**-**	**1,742,913**
Other investing activities, net	**-**	**-**	**10**	**-**	**10**
Net cash provided by (used for) investing activities	**37,655**	**(31,235)**	**2,865**	**-**	**9,285**
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in debt	**974**	**3,972**	**-**	**-**	**4,946**
Common stock dividends, repurchases and stock-based compensation	**(516)**	**-**	**-**	**-**	**(516)**
(Increase) decrease in restricted cash	**(13,470)**	**10,468**	**67**	**-**	**(2,935)**
Intercompany balances	**23,957**	**(34,218)**	**10,261**	**-**	**-**
Net cash provided by (used for) financing activities	**10,945**	**(19,778)**	**10,328**	**-**	**1,495**
Net increase (decrease) in cash and cash equivalents	**24,779**	**(81,849)**	**(1,482)**	**-**	**(58,552)**
Cash and cash equivalents at beginning of year	**1,932**	**259,040**	**24,227**	**-**	**285,199**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 26,711**	**$ 177,191**	**$ 22,745**	**$ -**	**$ 226,647**

				YEAR ENDED DECEMBER 31, 2009	
	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$ (162,474)	$ (39,756)	$ (193)	$ 39,949	$ (162,474)
Adjustments to reconcile net loss to net cash provided by operating activities	186,318	40,508	1,035	–	227,861
Changes in assets and liabilities	164,032	85,491	19,443	(39,949)	229,017
Other operating activities, net	1,279	–	–	–	1,279
Net cash provided by operating activities	189,155	86,243	20,285	–	295,683
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to property, plant and equipment	(700)	(1,276)	(130)	–	(2,106)
Purchases of marketable securities, available-for-sale	–	(1,260,124)	(13,873)	–	(1,273,997)
Proceeds from sales and maturities of marketable securities, available-for-sale	–	812,108	9,481	–	821,589
Other investing activities, net	–	–	91	–	91
Net cash used for investing activities	(700)	(449,292)	(4,431)	–	(454,423)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase (decrease) in debt	118,450	(39)	(22,125)	–	96,286
Common stock dividends, repurchases and stock-based compensation	(180)	–	–	–	(180)
(Increase) decrease in restricted cash	–	(43,186)	1,333	–	(41,853)
Intercompany balances	(316,814)	316,232	582	–	–
Net cash (used for) provided by financing activities	(198,544)	273,007	(20,210)	–	54,253
Net decrease in cash and cash equivalents	(10,089)	(90,042)	(4,356)	–	(104,487)
Cash and cash equivalents at beginning of year	12,021	349,082	28,583	–	389,686
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,932	$ 259,040	$ 24,227	$ –	$ 285,199

(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
	YEAR ENDED DECEMBER 31, 2008				
CASH FLOWS FROM OPERATING ACTIVITIES					
Net (loss) earnings	$ (396,585)	$ (139,831)	$ 14,347	$ 125,484	$ (396,585)
Adjustments to reconcile net (loss) earnings to net cash provided by (used for) operating activities	410,777	118,764	986	–	530,527
Changes in assets and liabilities	214,476	80,909	(26,026)	(125,484)	143,875
Other operating activities, net	(29,365)	–	–	–	(29,365)
Net cash provided by (used for) operating activities	199,303	59,842	(10,693)	–	248,452
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to property, plant and equipment	(4,272)	(5,583)	(11)	–	(9,866)
Purchases of marketable securities, available-for-sale	–	–	(7,948)	–	(7,948)
Proceeds from sales and maturities of marketable securities, available-for-sale	–	–	10,124	–	10,124
Other investing activities, net	–	–	40	–	40
Net cash (used for) provided by investing activities	(4,272)	(5,583)	2,205	–	(7,650)
CASH FLOWS FROM FINANCING ACTIVITIES					
(Decrease) increase in debt	(66,839)	(3,967)	22,125	–	(48,681)
Common stock dividends, repurchases and stock-based compensation	(10,274)	–	–	–	(10,274)
Increase in restricted cash	–	–	(16,111)	–	(16,111)
Intercompany balances	(118,805)	126,427	(7,622)	–	–
Net cash (used for) provided by financing activities	(195,918)	122,460	(1,608)	–	(75,066)
Net (decrease) increase in cash and cash equivalents	(887)	176,719	(10,096)	–	165,736
Cash and cash equivalents at beginning of year	12,908	172,363	38,679	–	223,950
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,021	$ 349,082	$ 28,583	$ –	$ 389,686

Note N: Subsequent Events

Reorganization

Current volume levels require the Company to look at even more efficient ways of managing its business. After reviewing a variety of options, the decision was made to replace the Company's existing two-region operating structure with a single homebuilding management team. This restructuring, coupled with additional downsizing within both its corporate and mortgage organizations, should result in decreased selling, general and administrative expense and improved operational efficiency in 2011 and beyond. This streamlined and decentralized structure will allow the Company to continue to address the needs of its divisions and, as the Company grows its business, has the flexibility for continued success in the foreseeable future.

Tax Settlement

In January 2011, the Company made a $1.6 million payment of income tax, interest and penalty to settle a tax position with a state taxing authority. The Company was fully reserved for this issue and will release the excess reserve in the first quarter of 2011.

Supplementary Data

QUARTERLY FINANCIAL DATA (Unaudited)

(in thousands, except share data)	**2010 DEC. 31**	**2010 SEPT. 30**	**2010 JUN. 30**	**2010 MAR. 31**	2009 DEC. 31	2009 SEPT. 30	2009 JUN. 30	2009 MAR. 31
CONSOLIDATED RESULTS								
Revenues	**$ 227,115**	**$ 212,736**	**$ 373,273**	**$ 250,768**	$ 418,380	$ 327,835	$ 272,160	$ 265,238
Loss before taxes	**(19,364)**	**(29,520)**	**(21,763)**	**(14,297)**	(58,569)	(52,091)	(73,662)	(75,349)
Tax expense (benefit)	**(225)**	**420**	**–**	**–**	(97,588)	391	–	–
Net (loss) earnings	**$ (19,139)**	**$ (29,940)**	**$ (21,763)**	**$ (14,297)**	$ 39,019	$ (52,482)	$ (73,662)	$ (75,349)
Net (loss) earnings per common share:								
Basic	**$ (0.43)**	**$ (0.68)**	**$ (0.49)**	**$ (0.33)**	$ 0.89	$ (1.20)	$ (1.70)	$ (1.76)
Diluted	**(0.43)**	**(0.68)**	**(0.49)**	**(0.33)**	0.88	(1.20)	(1.70)	(1.76)
Weighted-average common shares outstanding:								
Basic	**44,150**	**44,095**	**44,039**	**43,914**	43,831	43,808	43,354	42,853
Diluted	**44,150**	**44,095**	**44,039**	**43,914**	44,473	43,808	43,354	42,853

Report of Management

Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Developing and maintaining these systems are the responsibility of management. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. For the purpose of evaluating and documenting its systems of internal control, management elected to use the integrated framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's systems, evaluation and test results were documented. The Company's internal auditors regularly test these systems. Based on its evaluation, management believes that its systems of internal control over financial reporting were effective and is not aware of any material weaknesses.

The Company's independent registered public accounting firm also reviewed and tested the effectiveness of these systems to the extent it deemed necessary to express an opinion on the consolidated financial statements and systems of internal control.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the independent registered public accounting firm to review accounting, auditing and financial matters. Both internal auditors and the independent registered public accounting firm have unrestricted access to the Audit Committee.

/s/ Gordon A. Milne
Gordon A. Milne
Executive Vice President and
Chief Financial Officer

/s/ David L. Fristoe
David L. Fristoe
Senior Vice President, Controller and
Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
The Ryland Group, Inc.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Ryland Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Los Angeles, California
February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
The Ryland Group, Inc.

We have audited The Ryland Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Ryland Group, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Ryland Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010, of The Ryland Group, Inc. and subsidiaries and our report dated February 25, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Los Angeles, California
February 25, 2011

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company has procedures in place for accumulating and evaluating information that enable it to prepare and file reports with the SEC. At the end of the year covered by this report on Form 10-K, an evaluation was performed by the Company's management, including the CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

The Company has a committee consisting of key officers, including the chief accounting officer and general counsel, to ensure that its disclosure controls and procedures are effective at the reasonable assurance level. These disclosure controls and procedures are designed such that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC and is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's management summarized its assessment process and documented its conclusions in the Report of Management, which appears in Part II, Item 8, "Financial Statements and Supplementary Data." The Company's independent registered public accounting firm summarized its review of management's assessment of internal control over financial reporting in an attestation report, which also appears in Part II, Item 8, "Financial Statements and Supplementary Data."

At December 31, 2010, the Company completed a detailed evaluation of its internal control over financial reporting, including the assessment, documentation and testing of its controls, as required by the Sarbanes-Oxley Act of 2002. No material weaknesses were identified. The Company's management, including the CEO and CFO, has evaluated any changes in the Company's internal control over financial reporting that occurred during the annual period ended December 31, 2010, and has concluded that there was no change during this period that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

NYSE Certification

The NYSE requires that the chief executive officers of its listed companies certify annually to the NYSE that they are not aware of violations by their companies of NYSE corporate governance listing standards. The Company submitted a non-qualified certification by its Chief Executive Officer to the NYSE last year in accordance with the NYSE's rules. Further, the Company files certifications by its Chief Executive Officer and Chief Financial Officer with the SEC in accordance with the Sarbanes-Oxley Act of 2002. These certifications are filed as exhibits to this Annual Report on Form 10-K.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers of the Company

The following sets forth certain information regarding the executive officers of the Company at December 31, 2010:

Name	Age	**Position** *(date elected to position)* **Prior Business Experience**
Larry T. Nicholson	53	Chief Executive Officer of the Company (since 2009); President of the Company (since 2008); Chief Operating Officer of the Company (2007–2009); Senior Vice President of the Company and President of the Southeast Region of Ryland Homes (2005–2007)
Gordon A. Milne	59	Executive Vice President and Chief Financial Officer of the Company (since 2002); Senior Vice President and Chief Financial Officer of the Company (2000–2002)
Keith E. Bass[1]	46	Senior Vice President of the Company and President of the South Region of Ryland Homes (since 2008); Senior Vice President of the Company and President of the Southeast Region of Ryland Homes (2007–2008); President of the Orlando Division of Ryland Homes (2004–2007)
Robert J. Cunnion, III	55	Senior Vice President, Human Resources of the Company (since 1999)
Eric E. Elder[1]	53	Senior Vice President, Marketing and Communications of the Company (since 2000)
David L. Fristoe	54	Senior Vice President, Controller and Chief Accounting Officer of the Company (since 2005)
Timothy J. Geckle	58	Senior Vice President, General Counsel and Secretary of the Company (since 1997)
Peter G. Skelly[1]	47	Senior Vice President of the Company and President of the North/West Region of Ryland Homes (since 2008); Senior Vice President of the Company and President of the North Region of Ryland Homes (2006–2008); President of the Chicago Division of Ryland Homes (1999–2006)

[1] *Effective January 2011, Mr. Bass and Mr. Elder ended their employment with the Company and Mr. Skelly became President of the Company's Homebuilding Operations. (See Note N, "Subsequent Events.")*

The Board of Directors elects all officers.

There are no family relationships between any director or executive officer, or arrangements or understandings pursuant to which the officers listed above were elected. For a description of the Company's employment and severance arrangements with certain of its executive officers, see the Company's *Proxy Statement for the 2011 Annual Meeting of Stockholders* (the "*2011 Proxy Statement*"), which is filed pursuant to Regulation 14A under the Exchange Act.

Information as to the Company's directors, executive officers and corporate governance is incorporated by reference from the Company's *2011 Proxy Statement*, including the determination by the Board of Directors, with respect to the Audit Committee's financial expert, and the identity of each member of the Audit Committee of the Board of Directors.

The Company has adopted a code of ethics that is applicable to its senior officers, directors and employees. To retrieve the Company's code of ethics, visit *www.ryland.com*, select "Investor Relations" and then select "Corporate Governance." Scroll down the page to "Code of Ethics."

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the *2011 Proxy Statement*. The Compensation Committee Report to be included in the *2011 Proxy Statement* shall be deemed furnished in this Annual Report on Form 10-K and shall not be incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of such furnishing in this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is set forth on page 17 of this Annual Report on Form 10-K and is incorporated by reference from the *2011 Proxy Statement*.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the *2011 Proxy Statement*.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the *2011 Proxy Statement*.

PART IV

Item 15. Exhibits, Financial Statement Schedule

			Page No.
(a)	1.	Financial Statements	
		Consolidated Statements of Earnings—years ended December 31, 2010, 2009 and 2008	39
		Consolidated Balance Sheets—December 31, 2010 and 2009	40
		Consolidated Statements of Stockholders' Equity—years ended December 31, 2010, 2009 and 2008	41
		Consolidated Statements of Cash Flows—years ended December 31, 2010, 2009 and 2008	42
		Notes to Consolidated Financial Statements	43
	2.	Financial Statement Schedule Schedule II—Valuation and Qualifying Accounts	78
		Schedules not listed above have been omitted either because they are inapplicable or because the required information has been provided in the financial statements or notes thereto.	

3. Exhibits

The following exhibits are included with this report or incorporated herein by reference as indicated below:

3.1	Articles of Restatement of The Ryland Group, Inc., as amended (Incorporated by reference from Form 10-Q for the quarter ended March 31, 2005)
3.2	Articles of Amendment of The Ryland Group, Inc. (Incorporated by reference from Form 10-Q for the quarter ended June 30, 2009)
3.3	Bylaws of The Ryland Group, Inc., as amended (Incorporated by reference from Form 10-K for the year ended December 31, 1996)
3.4	Bylaws of The Ryland Group, Inc., as amended (Incorporated by reference from Form 8-K, filed December 14, 2010)
4.1	Senior Notes, dated as of January 11, 2005 (Incorporated by reference from Registration Statement on Form S-3, Registration No. 333-121469)
4.2	Articles Supplementary of The Ryland Group, Inc. (Incorporated by reference from Registration Statement on Form S-3, Registration No. 333-157170)
4.3	Senior Notes, dated as of May 9, 2005 (Incorporated by reference from Registration Statement on Form S-3, Registration No. 333-124000)
4.4	Senior Notes, dated as of May 30, 2006 (Incorporated by reference from Registration Statement on Form S-3, Registration No. 333-124000)
4.5	Senior Notes, dated as of May 5, 2009 (Incorporated by reference from Registration Statement on Form S-3, Registration No. 333-157170)
4.6	Senior Notes, dated as of April 15, 2010 (Incorporated by reference from Registration Statement on Form S-3, Registration No. 333-157170)
4.7	Rights Agreement, dated as of December 18, 2008, between The Ryland Group, Inc. and American Stock Transfer & Trust Company, LLC (Incorporated by reference from Form 8-A, filed December 29, 2008)
4.8	Amendment to the Rights Agreement, dated as of May 18, 2009, between The Ryland Group, Inc. and American Stock Transfer & Trust Company, LLC (Incorporated by reference from Form 8-K, filed May 22, 2009)
10.1	Credit Agreement, dated as of January 12, 2006, between The Ryland Group, Inc. and certain financial institutions (Incorporated by reference from Form 10-Q for the quarter ended June 30, 2009)
10.2	First Amendment to Credit Agreement, dated October 17, 2007, between The Ryland Group, Inc. and certain financial institutions (Incorporated by reference from Form 8-K, filed October 17, 2007)
10.3	Second Amendment to Credit Agreement, dated February 15, 2008, between The Ryland Group, Inc. and certain financial institutions (Incorporated by reference from Form 8-K, filed February 15, 2008)
10.4	Third Amendment to Credit Agreement, dated June 27, 2008, between The Ryland Group, Inc. and certain financial institutions (Incorporated by reference from Form 8-K, filed July 2, 2008)

3. Exhibits, *continued*

10.5	Fourth Amendment to Credit Agreement, dated January 22, 2009, between The Ryland Group, Inc. and certain financial institutions (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.6	Credit Agreement, dated January 24, 2008, between Ryland Mortgage Company and Guaranty Bank (Incorporated by reference from Form 10-Q for the quarter ended June 30, 2009)
10.7	2002 Equity Incentive Plan of The Ryland Group, Inc. (Incorporated by reference from Form 10-Q for the quarter ended June 30, 2002)
10.8	Amendment and Restatement of 2005 Equity Incentive Plan of The Ryland Group, Inc. (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.9	Amendment and Restatement of The Ryland Group, Inc. 2007 Equity Incentive Plan (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.10	Amendment and Restatement of The Ryland Group, Inc. 2008 Equity Incentive Plan (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.11	Form of Non-Qualified Stock Option Agreement (Incorporated by reference from Form 8-K, filed April 29, 2005)
10.12	Form of Amended and Restated Stock Unit Agreement (Incorporated by reference from Form 8-K, filed April 18, 2006)
10.13	Form of Stock Unit Agreement for Executive Officers (Incorporated by reference from Form 8-K, filed April 30, 2008)
10.14	Amendment No. 1 to Form of Stock Unit Agreement for Executive Officers (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.15	Non-Employee Directors' Stock Unit Plan, effective January 1, 2005 (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.16	2000 Non-Employee Director Equity Plan of The Ryland Group, Inc., as amended (Incorporated by reference from Form 10-K for the year ended December 31, 2000)
10.17	2004 Non-Employee Director Equity Plan of The Ryland Group, Inc. (Incorporated by reference from Form 10-Q for the quarter ended March 31, 2004)
10.18	Non-Employee Director Stock Plan, effective April 26, 2006 (Incorporated by reference from Form S-8, filed April 27, 2006)
10.19	Form of Senior Executive Severance Agreement between The Ryland Group, Inc. and certain executive officers of the Company (Incorporated by reference from Form 10-Q for the quarter ended September 30, 2000)
10.20	Amendment and Restatement of The Ryland Group, Inc. Senior Executive Supplemental Retirement Plan (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.21	Form of Amendment No. 1 to Senior Executive Severance Agreement between The Ryland Group, Inc. and certain executive officers of the Company (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.22	Form of 2007 Senior Executive Severance Agreement between The Ryland Group, Inc. and certain executive officers of the Company (Incorporated by reference from Form 10-K for the year ended December 31, 2006)
10.23	Form of Amendment No. 1 to 2007 Senior Executive Severance Agreement between The Ryland Group, Inc. and certain executive officers of the Company (Incorporated by reference from Form 10-K for the year ended December 31, 2008)

3. Exhibits, *continued*

10.24	The Ryland Group, Inc. Executive and Director Deferred Compensation Plan II, effective January 1, 2005 (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.25	TRG Incentive Plan, as amended and restated, effective January 1, 2005 (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.26	The Ryland Group, Inc. Performance Award Program (Incorporated by reference from Form 8-K, filed April 30, 2008)
10.27	Amendment No. 1 to The Ryland Group, Inc. Performance Award Program (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.28	CEO Severance Agreement, dated as of December 17, 2009, by and between The Ryland Group, Inc. and Larry T. Nicholson (Incorporated by reference from Form 8-K, filed December 21, 2009)
10.29	The Ryland Group, Inc. Senior Executive Performance Plan (Incorporated by reference from Form 8-K, filed April 30, 2008)
10.30	Amendment No. 1 to The Ryland Group, Inc. Senior Executive Performance Plan (Incorporated by reference from Form 10-K for the year ended December 31, 2008)
10.31	Lease Agreement, dated December 21, 2010, by and between The Ryland Group, Inc. and Westlake Plaza Center East, LLC (Filed herewith)
10.32	Lease Agreement, dated as of December 29, 1999, by and between The Ryland Group, Inc. and Kilroy Realty Group (Incorporated by reference from Form 10-K for the year ended December 31, 1999)
10.33	First Amendment to Office Building Lease, dated August 26, 2005, by and between The Ryland Group, Inc. and Kilroy Realty, L.P. (Incorporated by reference from Form 10-K for the year ended December 31, 2005)
10.34	Lease Agreement, dated February 28, 2006, by and between The Ryland Group, Inc. and PCCP HC Kierland, LLC (Incorporated by reference from Form 10-Q for the quarter ended June 30, 2009)
12.1	Computation of Ratio of Earnings to Fixed Charges (Filed herewith)
21	Subsidiaries of the Registrant (Filed herewith)
23	Consent of Independent Registered Public Accounting Firm (Filed herewith)
24	Power of Attorney (Filed herewith)
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

3. Exhibits, *continued*

32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
101.INS	XBRL Instance Document (Furnished herewith)
101.SCH	XBRL Taxonomy Extension Schema Document (Furnished herewith)
101.CAL	XBRL Taxonomy Calculation Linkbase Document (Furnished herewith)
101.LAB	XBRL Taxonomy Label Linkbase Document (Furnished herewith)
101.PRE	XBRL Taxonomy Presentation Linkbase Document (Furnished herewith)
101.DEF	XBRL Taxonomy Extension Definition Document (Furnished herewith)

Schedule II—Valuation and Qualifying Accounts

(in thousands)	BALANCE AT BEGINNING OF YEAR	CHARGED TO COSTS AND EXPENSES	DEDUCTIONS AND TRANSFERS	BALANCE AT END OF YEAR
Valuation allowances:				
Homebuilding inventories				
2010	**$ 470,867**	**$ 33,269**	**$ (142,721)**	**$ 361,415**
2009	445,188	192,964	(167,285)	470,867
2008	488,106	257,389	(300,307)	445,188
Other real estate assets				
2010	**$ 2,431**	**$ 4,365**	**$ (120)**	**$ 6,676**
2009	33,570	653	(31,792)	2,431
2008	2,381	45,640	(14,451)	33,570
Deferred tax assets				
2010	**$ 221,082**	**$ 32,740**	**$ –**	**$ 253,822**
2009	218,950	2,132	–	221,082
2008	75,166	143,784	–	218,950

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Ryland Group, Inc.

By:

/s/ Larry T. Nicholson

Larry T. Nicholson
President and Chief Executive Officer
(Principal Executive Officer)

February 25, 2011

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Principal Executive Officer:

/s/ Larry T. Nicholson

Larry T. Nicholson
President and Chief Executive Officer

February 25, 2011

Principal Financial Officer:

/s/ Gordon A. Milne

Gordon A. Milne
Executive Vice President and
Chief Financial Officer

February 25, 2011

Principal Accounting Officer:

/s/ David L. Fristoe

David L. Fristoe
Senior Vice President, Controller and
Chief Accounting Officer

February 25, 2011

A majority of the Board of Directors: Leslie M. Frécon, Roland A. Hernandez, William L. Jews, Ned Mansour, Robert E. Mellor, Norman J. Metcalfe, Larry T. Nicholson, Charlotte St. Martin and Robert G. van Schoonenberg

By:

/s/ Timothy J. Geckle

Timothy J. Geckle
As Attorney-in-Fact

February 25, 2011

Index of Exhibits

10.31	Lease Agreement, dated December 21, 2010, by and between The Ryland Group, Inc. and Westlake Plaza Center East, LLC
12.1	Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
24	Power of Attorney
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Document

Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)	YEAR ENDED DECEMBER 31, 2006	2007	2008	2009	**2010**
Consolidated pretax earnings (loss)	$ 567,108	$ (420,098)	$ (405,764)	$ (259,671)	**$ (84,944)**
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	260	(342)	43,900	(333)	**3,671**
Amortization of capitalized interest	48,708	41,689	61,146	54,309	**43,238**
Interest	71,955	62,122	47,109	53,728	**59,852**
Less interest capitalized during the period	(71,750)	(62,024)	(46,889)	(39,127)	**(33,321)**
Interest portion of rental expense	7,736	8,911	7,416	4,475	**3,835**
EARNINGS (LOSS)	$ 624,017	$ (369,742)	$ (293,082)	$ (186,619)	**$ (7,669)**
Interest	$ 71,955	$ 62,122	$ 47,109	$ 53,728	**$ 59,852**
Interest portion of rental expense	7,736	8,911	7,416	4,475	**3,835**
FIXED CHARGES	$ 79,691	$ 71,033	$ 54,525	$ 58,203	**$ 63,687**
SURPLUS/(DEFICIENCY)	$ 544,326	$ (440,775)	$ (347,607)	$ (244,822)	**$ (71,356)**
Ratio of earnings to fixed charges	7.83	–	–	–	**–**

Exhibit 21: Subsidiaries of the Registrant

As of December 31, 2010, the following subsidiaries represent the significant subsidiaries of the Registrant:

Ryland Homes of Texas, Inc., a Texas corporation
The Ryland Corporation, a California corporation

Exhibit 23: Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-100167) and related Prospectus of The Ryland Group, Inc.,
(2) Registration Statement (Form S-3 No. 333-113756) and related Prospectus of The Ryland Group, Inc.,
(3) Registration Statement (Form S-3 No. 333-121469) and related Prospectus of The Ryland Group, Inc.,
(4) Registration Statement (Form S-3 No. 333-124000) and related Prospectus of The Ryland Group, Inc.,
(5) Registration Statement (Form S-3 No. 333-157170) and related Prospectus of The Ryland Group, Inc.,
(6) Registration Statement (Form S-8 No. 33-32431) pertaining to The Ryland Group, Inc. Retirement Savings Opportunity Plan,
(7) Registration Statement (Form S-8 No. 333-68397) pertaining to The Ryland Group, Inc. Executive and Director Deferred Compensation Plan and The Ryland Group, Inc. Non-Employee Directors' Stock Unit Plan,
(8) Registration Statement (Form S-8 No. 333-133602) pertaining to The Ryland Group, Inc. 2006 Non-Employee Director Stock Plan, and
(9) Registration Statement (Form S-8 No. 333-150465) pertaining to The Ryland Group, Inc. 2008 Equity Incentive Plan;

of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedule of The Ryland Group, Inc. and the effectiveness of internal control over financial reporting of The Ryland Group, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/ Ernst & Young LLP
Ernst & Young LLP
Los Angeles, California
February 25, 2011

Exhibit 24: Power of Attorney

The undersigned directors of The Ryland Group, Inc., a Maryland corporation, constitute and appoint Timothy J. Geckle the true and lawful agent and attorney-in-fact of the undersigned, with full power and authority in said agent and attorney-in-fact to sign for the undersigned, in their respective names as directors of The Ryland Group, Inc., the Annual Report on Form 10-K of The Ryland Group, Inc. for the fiscal year ended December 31, 2010, and any amendments thereto, to be filed with the Securities and Exchange Commission under the Exchange Act, as amended.

Dated: February 23, 2011

/s/ William L. Jews

William L. Jews, Chairman of the Board

/s/ Leslie M. Frécon

Leslie M. Frécon, Director

/s/ Roland A. Hernandez

Roland A. Hernandez, Director

/s/ Ned Mansour

Ned Mansour, Director

/s/ Robert E. Mellor

Robert E. Mellor, Director

/s/ Norman J. Metcalfe

Norman J. Metcalfe, Director

/s/ Larry T. Nicholson

Larry T. Nicholson, Director

/s/ Charlotte St. Martin

Charlotte St. Martin, Director

/s/ Robert G. van Schoonenberg

Robert G. van Schoonenberg, Director

Exhibit 31.1: Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)
Under the Exchange Act

I, Larry T. Nicholson, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Ryland Group, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ Larry T. Nicholson

Larry T. Nicholson
President and Chief Executive Officer

Exhibit 31.2: Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)
Under the Exchange Act

I, Gordon A. Milne, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Ryland Group, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ Gordon A. Milne

Gordon A. Milne
Executive Vice President and Chief Financial Officer

Exhibit 32.1: Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certification of Principal Executive Officer
Pursuant to 18 U.S.C. 1350

I, Larry T. Nicholson, President and Chief Executive Officer (principal executive officer) of The Ryland Group, Inc. (the "Company"), certify, to the best of my knowledge, based upon a review of the Annual Report on Form 10-K for the year ended December 31, 2010, of the Company (the "Report"), that:

(1) The Report fully complies with the requirements of Section 13(a) of the Exchange Act, as amended; and

(2) The information contained and incorporated by reference in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Larry T. Nicholson

Larry T. Nicholson
February 25, 2011

Exhibit 32.2: Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certification of Principal Financial Officer
Pursuant to 18 U.S.C. 1350

I, Gordon A. Milne, Executive Vice President and Chief Financial Officer (principal financial officer) of The Ryland Group, Inc. (the "Company"), certify, to the best of my knowledge, based upon a review of the Annual Report on Form 10-K for the year ended December 31, 2010, of the Company (the "Report"), that:

(1) The Report fully complies with the requirements of Section 13(a) of the Exchange Act, as amended; and

(2) The information contained and incorporated by reference in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gordon A. Milne

Gordon A. Milne
February 25, 2011

Corporate and Investor Information

Headquarters

The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302
818-223-7500

Internet Address

ryland.com

Stock Exchange Listing

Ryland is listed on the New York Stock Exchange (NYSE) under the symbol RYL. Price information for Ryland's common stock appears daily on financial web sites and in major newspapers, as well as on Ryland's web site at ryland.com, which also includes historical financial information, news and other financial reports.

Transfer Agent and Registrar

American Stock Transfer
& Trust Company, LLC
59 Maiden Lane
New York, NY 10038
866-668-6550
amstock.com

Dividend Payments

Dividends on Ryland common stock are paid quarterly as declared by the board of directors. The payment dates are in January, April, July and October.

Form 10-K and Other Publications

Copies of the 2010 Form 10-K, the annual report, quarterly reports and other publications filed with the Securities and Exchange Commission can be accessed at ryland.com. Stockholders may also receive copies without charge by writing to:

The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302
E-mail: investors@ryland.com

Investor Inquiries

Stockholders, securities analysts and others seeking information about the Company's business operations and financial performance are invited to contact Ryland at 818-223-7548 or write to:

Drew Mackintosh
Vice President,
Investor Relations and
Communications
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302
E-mail:
drew.mackintosh@ryland.com

News Releases and Events

Company news releases, audio replays of recent quarterly earnings conference calls and listings of upcoming events can be found at ryland.com in the Investor Relations section.

Annual Meeting

The annual meeting of stockholders will be held in Marina del Rey, California, at 8:00 a.m. local time on April 27, 2011.

RYLAND